INVESTOR DISCLOSURE PACKET

A simultaneous

Regulation Crowdfunding + 506 (c)

offering for the Project

Golaski Labs

with an offering goal of

$760,000

c/o Mosaic Development Partners, LLC

3002 Cecil B. Moore Avenue

Philadelphia, PA, 19121

August 20, 2018

TABLE OF CONTENTS

EXHIBIT A: OPERATING PRO-FORMA

EXHIBIT B: RISKS OF INVESTING

EXHIBIT C: REG CF INVESTMENT AGREEMENT

EXHIBIT D: REG D INVESTMENT AGREEMENT

EXHIBIT E: LLC AGREEMENT

EXHIBIT F: SUMMARY OF LLC AGREEMENT

EXHIBIT G: FEDERAL INCOME TAX CONSEQUENCES FOR LLC INVESTORS

EXHIBIT H: FINANCIAL STATEMENTS

EXHIBIT I: GOLASKI LABS LEGAL STRUCTURE

EXHIBIT J: LP AGREEMENT

EXHIBIT K: SUMMARY OF LP AGREEMENT

EXHIBIT L: FEDERAL INCOME TAX CONSEQUENCES FOR LP INVESTORS

EXHIBIT M: BACKGROUND CHECKS

MOSAIC 4537 WAYNE AVENUE GP, LLC
FORM C
REG CF – REQUIRED COMPANY DISCLOSURES

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information a company must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a Section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	Mosaic 4537 Wayne Avenue GP, LLC ("Mosaic 4537")
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Delaware
Date Company Was Formed (from the Company's Certificate of Limited Partnership)	July 24, 2018
Kind of Entity (Check One)	_____ Corporation __X__ Limited Liability Company _____ Limited Partnership
Street Address	3002 Cecil B. Moore Avenue Philadelphia, PA, 19121 Delaware Registered Agent Office: Registered Agent Solutions, Inc. 9 E. Loockerman Street, Suite 311 Dover, DE 19901
Website Address	www.mosaicdp.com

§227.201(b) – Directors and Officers of the Company

Company Instructions

This question asks for information about each person who is an officer or director of the Company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

- Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
- If your company is a limited liability company, include any individual who is a manager.
- If your company is a general partnership, include any individual who is a general partner.

Person #1

Name	Gregory Reaves	
All positions with the Company and How Long for Each Position	**Position:** President	**How Long:** July 2018
Business Experience During Last Three Years (Brief Description)	Developer with Mosaic Development Partners, LLC ("Mosaic Development" or "Sponsor")	
Principal Occupation During Last Three Years	Managing Member of Mosaic Development	
Has this Person Been Employed by Anyone Else During the Last Three Years?	______ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** N/A	**Business:**

Person #2

Name	Leslie Smallwood-Lewis	
All positions with the Company and How Long for Each Position	**Position:** Vice President	**How Long:** July 2018
Business Experience During Last Three Years (Brief Description)	Developer with Mosaic Development Partners	
Principal Occupation During Last Three Years	Member of Mosaic Development Partners	
Has this Person Been Employed by Anyone Else During the Last Three Years?	______ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** N/A	**Business:**

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions
This question asks for the name of each person who owns 20% or more of the voting power of the Company. This should be based on current ownership at the time you're filling in this form, *not* based on the ownership that will exist after your Offering.

- If your Company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.

- If your Company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.

- If your Company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."

- If your Company is a limited partnership, the general partner(s) typically hold the "voting power."

Name	Mosaic Development Partners, LLC
Name	Gregory Reaves

§227.201(d) – The Company's Business and Business Plan

About the Project

Golaski Labs is a $7.2 million, 40,000 square foot planned mixed-use development located at the corner of Wayne Avenue and Apsley Street, a visible corner on a commercial corridor in Wayne Junction, Philadelphia. The site is the former Dacron blood-vessel replacement manufacturing factory located at 4537 Wayne Ave, Philadelphia, PA 19144 (the "Property"). The Property has been owned by the Golaski Family since the 1970s (the "Golaski Family"). After the death of their father, the Golaski children approached Mosaic Development to develop a partnership to revitalize the Property into an innovative, chic and transformative community project, similar to Mosaic Development's award-winning Eastern Lofts Project in Strawberry Mansion. The former manufacturing facility will be rehabilitated to house 1) an open kitchen studio/restaurant operated by famed Brooklyn chef Sylvie Senat, 2) a multi-cultural co-working space to serve as an incubator and training facility for start-ups, early stage and established business entities, 3) thirty-nine residential units and a private courtyard and 4) the new headquarters for Roof Meadows, a woman-owned landscape architecture and civil engineer design firm specializing in green roofs (the "Project").

Mosaic Development generally combines tax credits, grants and debt to support the development of their projects. Since the Project will utilize New Markets Tax Credits ("NMTC") and take advantage of the newly enacted Opportunity Zones, the legal structure is complex. See *Exhibit I: Golaski Labs Legal Structure* for a chart of the Project's structure. To provide for this structure, Mosaic Development created several entities. There are two companies that investors may invest in. Depending on investors' personal finances, they may invest in the Reg CF offering and purchase limited liability company interests in Mosaic 4537 or invest in the Reg D (506(c)) offering and purchase limited partnership interests in Mosaic Opportunity Zone Fund, LP ("Mosaic OZF") or invest in both offerings. The returns outlined in this offering requires an investment in the specific company. Throughout this offering, the use of Company refers to either Mosaic 4537 or Mosaic OZF, based on the context. We also refer to Mosaic 4537 and Mosaic OZF together, as the "Companies".

The Wayne Junction section of Philadelphia is one of Philadelphia's older neighborhoods which has suffered from years of neglect and loss of investments. The Project is located in census tract 42101024400 (the "Census Tract"). According to the US Census Bureau, the Census Tract has a poverty rate of 30.5% and is considered a severely distressed neighborhood. In addition, the Census Tract is also an Opportunity Zone. The recently passed Tax Cuts and Jobs Act of 2017 created Opportunity Zones, which are economically-distressed census tracts designated by the state governments where new investments, under certain conditions, may allow some investors (those who invest in the Reg D (506 (c)) offering described in "About the Offering" to claim tax breaks on capital gains taxes, depending on how long they hold investments in the property in an area designated as an Opportunity Zone. (See also the IRS's FAQs on Opportunity Zones for additional information - https://www.irs.gov/newsroom/opportunity-zones-frequently-asked-questions).

The Project is situated on a one-acre site and is poised to create a catalyst for positive change by bringing new commerce and high-quality market and affordable housing to the community. When complete, the Project will comprise of a mixture of old and new. Further, the Project will be constructed using modular building techniques on the vacant land of the Property. The residential units will be equipped with hi-tech voice/phone control technology and rents will be targeted between 80% - 120% of area median income ("AMI"). HUD establishes income limits for assisted housing every fiscal year. These income limits are available by family size and are defined as "extremely low income" (30% of area median income), "very low income" (50% of area median income), "low-income" (80% of area median income) and "moderate income" (120% of area median income).

Other planned amenities are a 24-hour fitness room, secure bike room, a zip car space and additional limited on-site parking. The Project is within walking distance to the Wayne Junction regional rail station, which is an 11-minute train ride to Center City Philadelphia.

The Project is complimentary to other planned development projects in the neighborhood. Another developer, Ken Weinstein, has acquired and plans to invest approximately $12 million to rehabilitate seven surrounding buildings.

The Project has support from the community and Councilwoman Cindy Bass, the local Philadelphia councilperson for the 8th District. The development team will be working this fall to finalize zoning, construction plans and the final capital stack with an intended 4th quarter 2018 closing. Construction completion is planned for Spring of 2020.

The development team includes the following:

Developer:	Mosaic Development Partners LLC, MBE Firm
Architect:	ALMA Architecture, WBE Firm
Civil Engineer:	Ambric Technologies
Geotech Engineer:	Ambric Technologies
Structural Engineer:	Larsen & Landis

Tax Credit Consultant:	Robert Jacobs Consulting
Tax Credit & Securities	
Counsel:	Dionne Savage, Esq., Savage & Associates Law Group, P.C., WBE Law Firm
General Counsel:	Christopher Booth, Esq., MBE Law Firm
NMTC Allocatee:	Philadelphia Industrial Development Corporation
Tax Credit Investor:	USBank
Lender:	Fulton Bank

About the Developer

Mosaic Development, the developer and managing member of Mosaic 4537 (the general partner of Golaski Labs, LP) will structure the purchase and renovation of the Property. The Property will be purchased by Golaski Labs, LP. Mosaic Development is a Philadelphia based minority certified commercial real estate development company. Mosaic was founded by Gregory Reaves and Leslie Smallwood-Lewis in 2008 after collectively working for over fifteen years at a privately held real estate development firm in the Philadelphia area. Mosaic Development started its journey to help breathe new life into communities in one of the most difficult economic times in the history of real estate development, but Mr. Reaves and Ms. Smallwood-Lewis, remained persistent, faithful and focused on improving communities through the redevelopment of real estate. Mosaic's operating philosophy is based on three tenets: Autonomy - Mastery - Purpose. They strive for "Gentrigation", a term created by Mosaic Development: "the process of improving the quality of the housing infrastructure and overall economic impact of historically impoverished communities without substantially displacing the families who live in those communities."

To accomplish this goal, Mosaic Development builds in communities on once vibrant blocks that have suffered years of neglect. They build in communities that seek diversity of income, housing and jobs while maintaining a strong sense of community, all while still generating solid returns for their investors and lenders. Mosaic Development and its partners have secured and invested more than $54 million in Philadelphia neighborhoods, resulting in socially conscious, sustainable developments, the removal of blight, the creation of hundreds of construction jobs and permanent jobs in impoverished communities, that have spurred additional investment from developers, near Mosaic Development projects.

Mosaic has mastered how to use social equity investments to rebalance the inequalities inherent in impoverished communities. These investments are usually one-time infusions of capital to help revitalize a community and assist with helping the development project stand on its own over the long-term. Such investments come in the form of: tax credits, low interest loans, grants, abatements or credit enhancements. They usually make up somewhere between 30 – 40% of project costs to offset below market future rents and generate adequate annual returns to stabilize the property over the long-term. These investments are in addition to private equity investments that are included in every project and are usually mechanisms that come directly from government or quasi-government enterprises that lower the cost of operation, construction or cost of living for the end user.

Eastern Lofts, Edison Square and Edison 64 stand out amongst Mosaic Development and its partners past projects. The 60,000 square foot warehouse now known as Eastern Lofts sat vacant for more than 30 years before Mosaic Development converted it into a mixed-use project with 8 offices, a daycare center, 37 apartments and a courtyard. It was home to crime, vandalism, significant blight on nearly ¾ of an acre of land with 80% of the roof missing. Instead of reinstalling the roof, Mosaic created an open footprint inside the tall industrial walls allowing for the construction of bi-level apartments and making the project economics work in a creative way.

Edison Square included the demolition and development of a shuttered high school into a community shopping center anchored by a much-needed grocery store. The second phase of the Edison Square project, honors Edison High graduates who are veterans and war heroes by creating a 66-unit housing development for homeless and transitioning veterans seeking to re-establish their lives and seeking job opportunities at the Edison Square shopping center.

Gregory Reaves, the Managing Member of Mosaic Development, has spent more than 30 years working at all levels in corporate and private industries. He graduated from Howard University, Washington, DC, with a Bachelor of Science in Chemical Engineering. He also played Division I soccer in college. As a business professional, Gregory has acquired significant expertise in healthcare, commercial real estate development, government relations, domestic and international public and entrepreneurship. He is trained as a Fasttrac facilitator and has provided training to more than 200 entrepreneurs and businesses owners in New York and Delaware.

Leslie Smallwood-Lewis, co-founder and member of Mosaic Development, graduated from Brown University with a Bachelor of Science in Psychology. After graduating from Brown, Leslie attended Villanova University School of Law. She practiced law before joining the Goldenberg Group, a regional mid-sized real estate development firm, where she rose to Senior Vice-President of Development. There she led the development of a $50 million, 342,000 square foot shopping center in the Parkside area of West Philadelphia, the largest single development in a Federal Empowerment Zone in Pennsylvania. She also developed and implemented a program which led to the successful acquisition and relocation of private residents without incident, utilizing eminent domain to acquire vacant blighted properties and generated community support and positive media coverage for the effective management of this program.

About the Change

SMALL CHANGE INDEX ™


MOBILITY


COMMUNITY


ECONOMIC VITALITY

Mobility		Community		Economic Vitality	
Urban location	✓	Street life	✓	Underserved community	✓
Walkable	✓	Third Place	✓	Jobs Created	✓
Bike friendly	✓	Park or Plaza	✓	Incubator	✓
Business Corridor	✓	Building reuse	✓	Diverse workforce	✓
Public or other transit	✓	Affordable housing	✓	Green features	✓
Fix your own transport	✓	Fresh food access	✓	Even more green	✓
Transit oriented development		Minimized site disturbance	✓	Reduced parking	✓

About the Offering

We are engaged in two simultaneous offerings of securities:

- An offering under Regulation CF (where anyone can invest), which we refer to as the "Reg CF offering"; and
- An offering under SEC Rule 506(c) (where only "accredited investors" can invest), which we refer to as the "Reg D (506(c)) offering."

We plan to use the proceeds of the two offerings, with a maximum goal of $760,000, together with a loan from Fulton Bank and New Market Tax Credits equity to complete the Project.

Mosaic Development generally combines tax credits, grants and debt to support the development of their projects. Since the Project will utilize New Markets Tax Credits ("NMTC") and take advantage of the newly enacted Opportunity Zones, the legal structure is complex. See *Exhibit I: Golaski Labs Legal* Structure for a chart of the Project's structure. To provide for this structure, Mosaic Development created several entities. There are two companies that investors may invest in. Depending on investors' personal finances, they may invest in the Reg CF offering and purchase limited liability company interests in Mosaic 4537 or invest in the Reg D (506(c)) offering and purchase limited partnership interests in Mosaic Opportunity Zone Fund, LP ("Mosaic OZF") or invest in both offerings. Investors desiring to invest in Mosaic OZF to defer taxation on capital gains should discuss their plan with Mosaic Development and their personal financial advisor prior to investing. Throughout this offering, we refer to Mosaic 4537 and Mosaic OZF, and together, as the "Companies".

It doesn't matter how much is raised in the Reg CF offering and how much is raised in the Reg D (506(c)) offering. Thus, if we raise $1,000 in the Reg CF offering and at least $99,000 in the Reg D (506(c)) offering we will proceed, and vice versa.

In an offering under Reg CF the issuer is required to state a "Target Amount," meaning the minimum amount the issuer will raise in the Reg CF offering to complete this offering. For the reason just described, our Target Amount for the Reg CF offering is $1,000.

However, we will not complete the Reg CF offering or the Reg D (506(c)) offering unless we have raised a total of at least $100,000 (minimum goal) by October 31, 2018. If we haven't, both offerings and all investment commitments will be cancelled, and all committed funds will be returned.

While the Reg CF offering will close on the target date of October 31, 2018, the Reg D (506(c)) offering is planned to close in several rounds. Once the minimum offering goal of $100,000 has been met, we will conduct the first closing and funds committed to the Reg D (506(c)) offering will be released to Mosaic OZF. After that, all further money raised through the Reg D (506(c)) offering will be released to Mosaic OZF as it is committed.

The minimum investment in the Reg CF offering is $500, and the minimum investment in the Reg D (506(c)) offering is $5,000. Investments above $500 in the Reg CF offering may be made in $250 increments (e.g., $750, $1000 or $1,250, but not $1,136), while investments above $5,000 in the Reg D (506(c)) offering may be made in $2,500 increments. Investors can cancel their commitment up until 11:59 pm on October 28, 2018. After that, any funds raised will be released to the Companies and invested. The Companies may decide to change the Offering Deadline but will provide at least five days' notice of such a change to all Investors. Investors will also be notified and asked to reconfirm their commitment if any other material changes are made to this offering.

The Project requires $1,100,000 in total equity. Mosaic Development has invested $40,000 and the Golaski Family has invested $300,000 on the terms outlined in this offering. As of the date of this offering, the Golaski Family owns the Property. Golaski Labs intends to purchase the Property from the Golaski Family when it finalizes the bank and New Markets Tax Credit financing on or before December 2018. The Golaski Family may be an investor in Golaski Labs. Therefore, they may own ownership interest in the Companies and Golaski Labs.

Each investor, including the Sponsor and the Golaski Family in their roles as investors, will receive an annual preferred return of 8.5% on their investment for a maximum of 10 years or until they reach a cap of a 3.2 multiple. The 8.5% preferred return will accumulate but not compound. All investors will also receive a 50% pro-rata share of any additional cash flow generated by the Project for a maximum of 10 years or until they reach a cap of a 3.2 multiple. Lastly, at the end of Year 7, investors will receive a 60% pro-rata share of any additional cash flow generated by a refinance or until they reach a cap of a 3.2 multiple. The Project must be refinanced at Year 7 to be compliant with the NMTC structure. (See "About Investor Return" for a description of the return of equity to Investors).

About the Market

Historically, Wayne Junction served as a very busy and prosperous business and residential area, drawing from North Philadelphia, Nicetown, Tioga, Logan and Germantown. In the late 19th and early 20th centuries, the convenience of the train station led to the development of industrial buildings surrounding the Property, allowing thousands of workers to commute throughout Philadelphia.

As manufacturing and light industrial waned, the Wayne Junction neighborhood suffered greatly from the loss of commerce. Large empty warehouses from Philadelphia's bygone industrial era stand over roads barren of pedestrian traffic, save for SEPTA commuters around the regional rail station.

SEPTA's $31 million restoration of the regional rail station is serving as a catalyst for redevelopment of the Wayne Junction community. The station serves as a multi-modal transfer point between five of SEPTA's regional rail lines, one trackless trolley route, and two bus routes. The station serves over 190,500 riders annually. In addition to the active train hub, there is access to the highway via U.S. Route 1, which has an on-ramp less than a half-mile away.

Wayne Junction is on the cusp of revitalization. Local business owners, nonprofit organizations, and City of Philadelphia agencies are joining forces with private developers to reinvigorate this important transit hub with transit-oriented real estate development. With land within a 10-15-minute walk from the station, Wayne Junction is ideally suited to accommodate more intense land development.

Another local developer plans new mixed-use neighborhood projects surrounding the station providing restaurants, retail, office space, affordable housing, jobs, and a dog park for residents. Street lighting, trees, new sidewalks, landscaping, murals, and street-scaping are also part of his plan. His proposed projects are expected to total approximately 123,000 SF and $12+ millions of investment.

Others involved in Wayne Junction revitalization projects include the nearby Wayne Mills Company, Nicetown CDC, Germantown United CDC, the Philadelphia Water Department, Mural Arts Program, the Philadelphia Department of Commerce and Fairmount Park Conservancy.

Key Deal Points

> ➢ Location proximate to major transportation
> ➢ Other planned development and private investment in the immediate area
> ➢ Planned density expected to energize and activate the corner site
> ➢ Creative design and smart home technology to entice residents to the Project
> ➢ A hub for socially conscious and creative thinkers

About the Finances

The total amount anticipated to build the Project is approximately $7.2 million. Along with the $760,000 raised through this offering, $40,000 invested by Mosaic Development and $300,000 by the Golaski Family, it is expected that approximately $2,300,000 in equity will be raised through NMTCs and Fulton Bank will provide a loan of approximately $3,852,000. The total development cost is derived by adding together all the projected costs as outlined in the list below. Hard costs are construction costs along with a contingency set aside for unforeseen circumstances. Soft costs include any bank fees and interest, insurance, engineering, architect and developer fees, and other such holding costs.

The table that follows shows anticipated sources and uses for the Project.

Sources	
New Market Tax Credits & Grant	$2,308,200
Bank loan	$3,851,385
Golaski Family's capital contribution	$300,000
Sponsor's capital contribution	$40,000
Small Change investors	$760,000
Total Sources	**$7,259,585**
Uses	
Land costs	$ 433,000
Soft costs	$1,035,930
Financing costs	$1,052,500
Hard costs	$4,518,155
Cash Reserve	$ 220,000
Total Development Costs	**$7,259,585**

For more detail review *Exhibit A: Operating Proforma.*

Several of Mosaic Development's prior projects have utilized NMTC financing. Mosaic Development, through its affiliated subsidiary entities, intends to use NMTC financing to develop the Project. The NMTC program is administered by the Community Development Financial Institutions Fund of the U.S. Treasury ("CDFI Fund") and provides a 39% federal tax credit to investors who make qualified equity investments into a qualified community development entity ("CDE"), that in turn makes a loan or equity investment in an impoverished community. The tax credit is claimed over a seven-year credit allowance period. CDEs are privately managed investment institutions that are certified to make certain investments based on the CDFI Fund's regulations. Each NMTC transaction has an investment fund to affect the financing arrangement.

This is how it will work: Mosaic's affiliated entity will borrow funds from Fulton Bank and loan those funds to the investment fund. Then, U.S. Bank the sole investor in the NMTC transaction will invest its money in the investment fund. The investment fund then contributes the funds from the loan and U.S. Bank's investment to a CDE – in this case the Philadelphia Industrial Development Corporation ("PIDC"). PIDC, will in turn, make loans to Golaski Labs to assist with financing the Project. Only U.S. Bank is entitled to substantially all of the tax credit benefits derived from the NMTC transaction. NMTCs are subject to 100% recapture for a period of seven years as provided in the Code. You can download a detailed description of how NMTCs work here - https://www.occ.gov/topics/community-affairs/publications/insights/insights-new-markets-tax-credits.pdf.

Investor Return

As outlined in the LLC Agreement and LP Agreement, all distributions will be made in the following order of priority to Investor Members or Investor Partners based on their investment in either Mosaic 4537 or Mosaic OFZ, or both Companies, after bank loans have been repaid.

(a) First, the Available Cash shall be distributed to the Investor Members in Mosaic 4537 and Investor Partners in Mosaic OZF, including the Sponsor and Golaski Family, based on their respective investments in the Companies, until they have received their Preferred Return for the current year.

(b) Second, the balance of the Available Cash, if any, shall be distributed to the Investor Members in Mosaic 4537 and Investor Partners in Mosaic OZF, including the Sponsor and Golaski Family, based on their respective investments in the Companies, until they have received any shortfall in the Preferred Return for any prior year.

(c) Third, the balance of the Available Cash, if any, shall be distributed to the Investor Members in Mosaic 4537 and Investor Partners in Mosaic OZF, including the Sponsor and Golaski Family, based on their respective investments in the Companies, in their role as Investor Partners

(1) 50% to the Investor Members in Mosaic 4537 and Investor Partners in Mosaic OZF, including Sponsor in its role as Investor Partner; and

(2) 50% to Sponsor as a promoted interest.

until they have received a full return of their Unreturned Investment.

(d) Fourth, the balance of the Available Cash, if any, shall be distributed:

(1) 60% to the Investor Members in Mosaic 4537 and Investor Partners in Mosaic OZF, including the Sponsor and Golaski Family, based on their respective investments in the Companies; and

(2) 40% to the Sponsor as a promoted interest.

All investor's returns are capped at a maximum of a multiple of 3.2. Investors may still maintain ownership in Mosaic 4537 or Mosaic OZF, but no longer receive a return after reaching the return cap amount. In other words, an investment of $1,000 may return a maximum of $3,200 including the original investment amount.

The table below illustrates our estimate of how much the full equity investment of $1,100,000 ($760,000 from Small Change investors, $40,000 from the Sponsor and $300,000 from the Golaski Family), is anticipated to receive in return if the Project were sold after seven years or 10 years of operations at the projected capitalization rates of 7.5%. The Project cannot be sold or refinanced before seven years as this is a requirement of NMTC Program. Anticipated net operating income is projected in the attached operating pro-forma.

Anticipated Return on $1,100,000 Investment	At Year 7 Refinance	At Year 10
Net operating income in Year 7	$614,784	$648,069
Capitalization Rate	7.5%	7.5%
Capitalized value/sales price	$8,197,120	$8,640,919
Less refinance fees or closing costs	(163,942)	($777,683)
Net Value	$8,033,178	$7,863,236
Loan to Value (75%)	$6,024,882	---
Less Balance on loan	($2,892,676)	($5,554,558)
Distributive Cash	**$3,132,207**	**$2,308,679**
Preferred Return (8.5%)	$654,500	$935,000
50% of cash flow	$473,682	$589,834
50% of net profit from refinance	$1,879,324	1,879,324
Total return to investors	**$3,007,506**	**$3,404,158**
Projected return on a $1000 investment		
Pro-rata share of preferred return	$596	$850
Pro-rata share of cash flow	$431	$536
Pro-rata share of net proceeds of refinance	$1,710	$1710
Total return to investor	**$2,737**	**$3,096**
Projected return on a $25,000 investment		
Pro-rata share of preferred return	$14,857	$21,225
Pro-rata share of cash flow	$10,753	$13,389
Pro-rata share of net proceeds of refinance	$42,661	$42661
Total return to investor	**$68,271**	**$77,275**
Multiple	2.73	3.10
Opportunity Zone Benefit	Anticipated 15%	Anticipated.100%

Caution: This table is merely an illustration based on current assumptions and estimates as of the date of this offering and may change at any time based on market or other conditions and may not come to pass. All investments carry risk of loss and there is no assurance that an investment will provide a positive return. Many things could go wrong with this offering, including those listed in the Exhibit B: Risks of Investing.

§227.201(e) – Number of Employees

Company Instructions

This question asks only for the *number* of your employees, not their names.

- This information should be based on current employees, not those you intend to hire with the proceeds of this offering.
- Include both full-time and part-time employees.
- Include only people who are W-2 employees for tax purposes. Don't include people who are 1099 independent contractors.

Mosaic 4537 does not have any employees. Management of Mosaic 4537 is conducted by Gregory Reaves, the managing member of Mosaic Development.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment and Reg D (506(c)) offering involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Companies and the terms of this offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of this offering, nor does it pass upon the accuracy or completeness of any offering document or literature related to this offering.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Review the attached *Exhibit B: Risks of Investing* for a more expansive list of potential risks associated with an investment in the Companies.

Unless otherwise noted, the images on the offering page are used to convey the personality of the neighborhood in which the Project is planned. Properties shown in these images are not included in this offering and Investors will not receive an interest in any of them.

§227.201(g) – Target Offering Amount and Offering Deadline

Company Instructions
This question asks for the "target offering amount." That means the *minimum* amount of money you're trying to raise in this offering. For example, if you're trying to raise a minimum of $600,000 but would accept up to $800,000, your "target offering amount" would be $600,000. This question also asks for the "offering deadline." That means the date when, if you haven't raised at least the target offering amount, you'd call off this offering and return any money to Investors.

Target Offering Amount $1,000

Offering Deadline: October 31, 2018

Required Statement:

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in this offering, investment commitments will be canceled, and all committed funds will be returned.

See the discussion in §227.201(d) – The Company's Business and Business Plan.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Company Instructions:
This question asks whether the Company will accept more money from Investors once the Target Offering Amount is raised and, if so, how you will deal with "oversubscriptions." The question deals only with this offering – it's not asking whether you will try to raise more money in the future.

Will the Company accept commitments that exceed the Target Offering Amount?	__X__ Yes _____ No	
What is the maximum you will accept in this offering (it may not exceed $1,070,000)	$760,000	
If Yes, how will the Company deal with the oversubscriptions?	_____	We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a *pro-rata* basis, so that every Investor who subscribes will be able to participate.
	__X__	We will accept subscriptions on a first-come, first-served basis.
	_____	Other (explain):

See the discussion in §227.201(d) – The Company's Business and Business Plan.

§227.201(i) – How the Company Intends to Use the Money Raised in this Offering

Company Instructions

If you're reasonably sure how you're going to use some or all of the money, use the first table below. If you're not yet sure, you should identify and describe each probable use and the factors you might consider in making a final decision. And if your answer to question 201(h) above was that Yes, you will accept commitments that exceed the Target Amount, then you should also briefly describe how you will spend those "extra" dollars in the second table.

The Company is Reasonably Sure it Will Use the Money as Follows:

As discussed in the Business Plan we are conducting two offerings – a Reg CF offering and a Reg D (506(c)) offering. We are seeking to raise a minimum of $100,000 and a maximum of $760,000 in both of these offerings combined.

If we raise the minimum of $100,000:

Use of Money	How Much (approximately)
Acquisition costs	$100,000
TOTAL	**$100,000**

If we raise the maximum of $760,000:

Use of Money	How Much (approximately)
Acquisition costs	$150,000
Closing costs	$35,000
Soft Costs	$575,000
TOTAL	**$760,000**

§227.201(j) – The Investment Process

To Invest

- Review this Form C and the Business Plan, and the Campaign Page;
- If you decide to invest, press the *Add Some Change* button
- Follow the instructions

To Cancel Your Investment

Send an email to hello@smallchange.com no later than 48 hours before the Offering Deadline. In your email, include your name and the name of the either Mosaic 4537 or Mosaic OZF.

Note

For more information about the investment and cancellation process, see the Educational Materials on the Small Change learn page at learn.smallchange.com. See also the Investment Agreements attached, *Exhibit C: Reg CF Investment Agreement* and *Exhibit D: Reg D Investment Agreement.*

Required Statements

Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.

Small Change will notify Investors when and if the Target Offering Amount has been raised.

If the Mosaic 4537 reaches the Target Offering Amount before the Offering Deadline, it may close this offering early if it provides notice about the new Offering Deadline at least 5 business days before such new Offering Deadline, absent a material change that would require an extension of this offering and reconfirmation of the investment commitment.

If an Investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Mosaic 4537 upon closing of this offering and the Investor will receive securities in exchange for his or her investment.

§227.201(k) – Material Changes

Required Statement

If an Investor does not reconfirm his or her investment commitment after a material change is made to this offering, the Investor's investment commitment will be cancelled, and the committed funds will be returned.

Explanation

A "material change" means a change that an average, careful Investor would want to know about before making an investment decision. A material change could be good or bad. As required by the Reg CF regulations, if a material change occurs after you make an investment commitment but before this offering closes, then Mosaic 4537 will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

We will also notify Reg D 506(c) investors.

§227.201(l) – Price of the Securities

Mosaic 4537 is offering "securities" in the form of limited liability company interests, which we refer to as "Investor Interest." The price is $1.00 per Investor Interest.

We arrived at the price of investor Interest as follows:

- We estimated how much money we need to complete the Project.
- We estimated the value of the Project when it's completed.

- We estimated what we believe is a fair return to Investors.
- Based on those estimates, we established the manner for sharing profits in our LP Agreement (defined herein).

§227.201(m) – Terms of the Securities

Overview

Mosaic 4537 is offering "securities" in the form of limited liability company interests, which we refer to as "Investor Shares." When you purchase an Investor Share, you will become an owner of the Company, which is a Delaware limited liability company. Your ownership will be governed by the Limited Liability Company Agreement of Mosaic 4537 dated July 24, 2018 and any amendments to that agreement (whether adopted now or in the future), which are together referred to as the "LLC Agreement." A copy of the LLC Agreement is attached as *Exhibit E: LLC Agreement.*

Your Right to Distributions

If the Mosaic 4537 is profitable, it will make distributions to its owners from time to time. Under the LLC Agreement, the source of the distribution is immaterial. Instead, all distributions will be made in the following order of priority:

(a) First, the Available Cash shall be distributed to the Investor Members in Mosaic 4537 and Investor Partners in Mosaic OZF, including the Sponsor and Golaski Family, based on their respective investment in the Companies, until they have received their Preferred Return for the current year.

(b) Second, the balance of the Available Cash, if any, shall be distributed to the Investor Members in Mosaic 4537 and Investor Partners in Mosaic OZF, including the Sponsor and Golaski Family, based on their respective investment in the Companies, until they have received any shortfall in the Preferred Return for any prior year.

(c) Third, the balance of the Available Cash, if any, shall be distributed to the Investor Members in Mosaic 4537 and Investor Partners in Mosaic OZF, including the Sponsor and Golaski Family, based on their respective investment in the Companies.

(1) 50% to the Investor Partners, including Sponsor in its role as Investor Partner; and

(2) 50% to Sponsor as a promoted interest.

until they have received a full return of their Unreturned Investment.

(d) Fourth, the balance of the Available Cash, if any, shall be distributed:

(1) 60% to the Investor Members in Mosaic 4537 and Investor Partners in Mosaic OZF, including the Sponsor and Golaski Family, based on their respective investment in the Companies; and

(2) 40% to the Sponsor as a promoted interest.

All investor's returns are capped at a maximum of a multiple of 3.2. Investors may still maintain ownership in Mosaic 4537 or Mosaic OZF, but no longer receive a return after reaching the return cap amount. In other words, an investment of $1,000 may return a maximum of $3,200 including the original investment amount.

For any year that Mosaic 4537 realizes a taxable profit or gain, Mosaic 4537 will try to distribute at least enough money to you to pay any associated Federal and State income tax liabilities.

Obligation to Contribute Capital

Once you pay for your Investor Shares, you will have no obligation to contribute more money to Mosaic 4537, and you will not be personally obligated for any debts of Mosaic 4537. However, under some circumstances you could be required by law to return some or all of a distribution you receive from Mosaic 4537.

No Voting Rights

Although you will be an owner of Mosaic 4537, you will generally not have the right to vote or otherwise participate in the management of Mosaic 4537. Instead, the Manager will control all aspects of Mosaic 4537's business. For all practical purposes you will be a passive investor.

No Right to Transfer

Investor Shares will be illiquid (meaning you might not be able to sell them) for four reasons:

- The LLC Agreement prohibits the sale or other transfer of Investor Shares without the Manager's consent.
- If you want to sell your Investor Shares the Manager will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Investor Shares, as there would be for a publicly-traded stock.
- For a period of one year, you won't be allowed to transfer the Investor Shares except (i) to Mosaic 4537 itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of Mosaic 4537's shares.

    As a result, you should plan to hold your Investor Shares until Mosaic 4537 is dissolved.

Modification of Terms of Investor Shares

The terms of the Investor Shares may not be modified or amended.

Other Classes of Securities

As of now, Mosaic 4537 has only two classes of securities: Investor Shares and Sponsor Shares. The Investors in this Offering (which may include the Sponsor and its affiliates) will own all the Investor Shares, while all of the Sponsor Shares will be owned by the Manager.

The owner of the Sponsor Shares has the right to receive the distributions described above.

Whereas the owners of the Investor Shares have no right to vote or otherwise participate in the management of Mosaic 4537, the Manager, who will own all the Sponsor Shares, has total control over all aspects of Mosaic 4537 and its business.

Dilution of Rights

Under the LLC Agreement, the Manager has the right to create additional classes of securities, including classes of securities with rights that are superior to those of the Investor Shares. For example, the Manager could create a class of securities that has the right to vote and/or the right to receive distributions before the Investor Shares.

The Person Who Controls the Company

Gregory Reaves is the managing member of Mosiac Development, the manager of Mosaic 4537, and has complete control over Mosaic 4537. Therefore, Mr. Reaves effectively controls the Mosiac 4537.

How the Manager's Exercise of Rights Could Affect You

The Manager has full control over Mosaic 4537 and the actions of the Manager could affect you in a number of different ways, including these:

- The Manager decides whether and when to sell the Project, which affects when (if ever) you will get your money back. If the Manager sells the Project "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells the Project "too late," you could miss out on a favorable market.
- The Manager decides when to make distributions, and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve or invest it into the Project.
- The Manager could decide to hire himself or his relatives to perform services for Mosaic 4537 and establish rates of compensation higher than fair market value.
- The Manager could decide to refinance the Project. A refinancing could raise money to distribute, but it could also add risk to the Project.
- The Manager decides on renting the Project, including the terms of any lease.
- The Manager decides how much of its own time to invest in the Project.
- The Manager could decide to raise more money from other Investors and could decide to give those Investors a better deal.

How the Securities are Being Valued

The price of the Investor Shares was determined by the Manager based on the Manager's opinion about the value of the Project.

The Manager doesn't expect there to be any reason to place a value on the Investor Shares in the future. If we had to place a value on the Investor Shares, it would be based on the amount of money the owners of the Investor Shares would receive if the Project were sold.

Risks Associated with Minority Ownership

Owning a minority interest in a company comes with risks, including these:

- The risk that the person running the company will do a bad job.
- The risk that the person running the company will die, become ill, or just quit, leaving the company in limbo.
- The risk that your interests and the interests of the person running the company aren't really aligned.
- The risk that you'll be "stuck" in the company forever.
- The risks that the actions taken by the person running the company – including those listed above under "How the Manager's Exercise of Rights Could Affect You" – won't be to your liking or in your interest.

§227.201(n) – The Funding Portal

Mosaic 4537 is offering its securities through NSSC Funding Portal, LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00012 and the Funding Portal Registration Depository (FPRD) number is 282942.

§227.201(o) – Compensation of the Funding Portal

Mosaic 4537 will compensate NSSC Funding Portal, LLC as follows:

An administrative fee of $0; plus

A success fee equal to 5% of the amount raised.

NSSC Funding Portal, LLC owns no interest in Mosaic 4537, directly or indirectly, and will not acquire an interest as part of this offering, nor is there any arrangement for NSSC Funding Portal, LLC to acquire any Partner Interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
None	$0	0%		

Explanation

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of Mosaic 4537 as a whole. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $0 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions

If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years.

- Don't include money invested by the principals of the Company
- Don't include money you've borrowed from banks or other financial institutions
- Don't include credit card debt
- Third parties includes friends and family members
- Do include money you borrowed (not from banks or other financial institutions)
- Do not include this Reg D (506(c)) offering

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
None	_____ Rule 506(b) _____ Rule 506(c) _____ Rule 504 _____ Other	_____ Common Stock _____ Preferred Stock _____ Debt _____ Convertible Note _____ Other	$_____	

Note: As described in §227.201 (d) The Company's Business and Business Plan, Mosaic 4537 is currently conducting this offering (Reg CF) simultaneously with a Reg D (506 (c)) offering for the Project.

§227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions

The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

- Include only transactions that occurred since the beginning of your last fiscal year (the one before the current fiscal year) and transactions that are currently planned.
- Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you've raised in Regulation Crowdfunding during the last 12 months, plus the Target Offering Amount for the current offering. For example, if you haven't raised money using Regulation Crowdfunding before, and your current Target Offering Amount is $600,000, include only transactions that involved more than $30,000 each.
- Include only transactions between the Company and:
  - Anyone listed in your answer to question 227.201(b); or
  - Anyone listed in your answer to question 227.201(c); or
  - If the Company was organized within the last three years, any promotor you've used; or
  - Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or
  - Any corporation or other entity in which any of those people owns an interest.

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
Developer Fee	Once the Project has stabilized	Mosaic Development	Affiliated Entity	$400,000
Property Management Fee	Once the Project is operational	Mosaic Management, LLC	Affiliated Entity	5% of gross revenue

§227.201(s) – The Company's Financial Condition

Liquidity

Mosaic 4537 was organized under the Delaware Limited Liability Company Act on July 24 2018. As of now, we have not yet begun operations other than those associated with general start-up and organizational matters. We have no revenues and very minimal liquid resources (cash).

We intend to use the proceeds of this offering to buy, develop, renovate and operate the Project, as described in our Business Plan, as soon as this offering closes. We will also use debt (borrow money) to finance a portion of the costs.

If we cannot raise money in this offering, or cannot borrow money on the terms we expect, then Mosaic 4537 may dissolve.

Capital Resources

As of now, we have not purchased any assets or entered into any agreements to do so. We expect to purchase the Property from the Golaski Family as soon as we raise money from Investors in this offering or by using the proceeds of the bank and NMTC financing.

Other than the proceeds we hope to receive from this offering, our only other source of capital is loans from Fulton Bank and a community development entity.

Historical Results of Operations

Mosaic 4537 is in the development stage and has no history of operations.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of Mosaic 4537 since the date of the financial information provided in this Form C.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as *Exhibit H: Financial Statements*

§227.201(u) – Disqualification Events

Explanation

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted at learn.smallchange.com). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

The answer for Mosaic 4537 is No, none of the designated people committed any of the prohibited acts, ever.

A company called CrowdCheck ran background checks on the principals of the Companies (*i.e.*, those covered by this rule). You can see the CrowdCheck reports attached as *Exhibit M: Background Checks.*

§227.201(v) – Updates on the Progress of the Offering

As described above under *§227.201(g) – Target Offering Amount and Offering Deadline,* the 'target amount' for this offering is $1,000. You can track our progress in raising money under the Reg CF offering and the Reg D (506(c)) offering at Small Change on this offering page.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at www.mosaicdp.com, no later than 120 days after the end of each fiscal year.

It's possible that at some point, Mosaic 4537 won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

Mosaic 4537 has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

Company Instructions
Read through everything you've told prospective Investors on this Form C, in the business and in *Exhibit B: Risks of Investing.* Is there anything else important you would tell your grandmother if she were considering an investment? Something about the neighborhood where the Project is located? The builder? The local economy? Anything at all? If so, list it here.

MOSAIC OPPORTUNITY ZONE FUND, LP
REG D SUPPLEMENTAL COMPANY DISCLOSURES

Purpose of This Form

We are engaged in two simultaneous offerings of its securities:

- An offering under Regulation CF (where anyone can invest), which we refer to as the "Reg CF offering"; and
- An offering under SEC Rule 506(c) (where only "accredited investors" can invest), which we refer to as the "Reg D (506(c)) offering."

In this section we provide supplemental information that is relevant to prospective investors in the Reg D (506(c)) offering. Investors in this offering will be investing as limited partners into Mosaic Opportunity Zone Fund, LP, in order to take advantage of the Opportunity Zone tax benefits. (See *Exhibit I: Golaski Labs Legal Structure* and IRS's FAQs on Opportunity Zones (https://www.irs.gov/newsroom/opportunity-zones-frequently-asked-questions) for additional information). Reg D (506(c)) investors should review these supplemental disclosures along with the Reg CF disclosures. Both are relevant to this offering.

Investors desiring to invest in Mosaic OZF to defer taxation on capital gains should discuss their plan with Mosaic Development and their financial advisor prior to investing.

Basic Information About the Company

The company conducting this offering is Mosaic Opportunity Zone Fund, LP ("Mosaic OZF") which was organized under the Delaware Revised Uniform Limited Partnership Act on July 18, 2018. The entity is a limited partnership located at:

> 3002 Cecil B. Moore Avenue
>
> Philadelphia, PA, 19121
>
> Delaware Registered Agent Office:
> Registered Agent Solutions, Inc.
> 9 E. Loockerman Street, Suite 311
> Dover, DE 19901

The manager of Mosaic OZF is Mosaic Opportunity Zone GP, LLC, previously described in Form C.

The Company's Business and Business Plan

Mosaic OZF's Business Plan is as described in *§227.201(d) – The Company's Business and Business Plan* of Form C. However, unlike the Reg CF investors, Reg D (506 (c)) investors will be investing in Mosaic OZF in order to take advantage of the Opportunity Zone tax benefits. Therefore, investors in the Reg D (506(c)) offering will become limited partners instead of limited liability company members, as in the Reg CF offering. In all other respects, the offering, investment summary and investor return as described in Form C remain the same.

The price of securities also remains the same, at $1.00 per investors interest.

Finances and Operations

As of now, we have not yet begun operations other than those associated with general start-up and organizational matters. We have no revenues and very minimal liquid resources (cash).

We intend to use the proceeds of this offering to buy, develop, renovate and operate the Project, as described in our Business Plan in Form C as soon as this offering closes. We will also use debt (borrow money) to finance a portion of the costs.

If we cannot raise money in this offering, or cannot borrow money on the terms we expect, then Mosaic OZF may dissolve.

As of now, we have not purchased any assets or entered into any agreements to do so. We (or an affiliate) expect to purchase the Property from the Golaski Family as soon as we raise money from Investors in this offering or by using the proceeds of the bank and NMTC financing.

Other than the proceeds we hope to receive from this offering, our only other source of capital is loans from Fulton Bank and a community development entity.

Terms of the Securities

Overview

Mosaic OZF is offering "securities" in the form of limited partnership interests, which we refer to as "Investor Interest." When you purchase an Investor Interest, you will become an owner of Mosaic OZF, which is a Delaware limited partnership. Your ownership will be governed by the LP Agreement of Mosaic OZF dated July 16, 2018 and any amendments to that agreement (whether adopted now or in the future), which are together referred to as the "LP Agreement." A copy of the LP Agreement is attached as *Exhibit J: LP Agreement.*

Your Right to Distributions

If Mosaic OZF is profitable, it will make distributions to its owners from time to time. Under the LP Agreement, the source of the distribution is immaterial. Instead, all distributions will be made to investors that have purchased limited partnership interests in Mosaic OZF, in the following order of priority:

(a) First, the Available Cash shall be distributed to the Investor Partners in Mosaic OZF, including the Sponsor and Golaski Family, based on their respective investments in Mosaic OZF, until they have received their Preferred Return for the current year.

(b) Second, the balance of the Available Cash, if any, shall be distributed to the Investor Partners in Mosaic OZF, including the Sponsor and Golaski Family, based on their respective investments in Mosaic OZF, until they have received any shortfall in the Preferred Return for any prior year.

(c) Third, the balance of the Available Cash, if any, shall be distributed to the Investor Partners in Mosaic OZF, including the Sponsor and Golaski Family, based on their respective investments in Mosaic OZF

    (1) 50% to the Investor Partners, including Sponsor in its role as Investor Partner; and

    (2) 50% to Sponsor as a promoted interest.

until they have received a full return of their Unreturned Investment.

(e) Fourth, the balance of the Available Cash, if any, shall be distributed:

(1) 60% to the Investor Members in Mosaic 4537 and Investor Partners in Mosaic OZF, including the Sponsor and Golaski Family, based on their respective investments in the Companies; and

(2) 40% to the Sponsor as a promoted interest.

All investor's returns are capped at a maximum of a multiple of 3.2. Investors may still maintain ownership in Mosaic 4537 or Mosaic OZF, but no longer receive a return after reaching the return cap amount. In other words, an investment of $1,000 may return a maximum of $3,200 including the original investment amount

For any year that Mosaic OZF realizes a taxable profit or gain, Mosaic OZF will try to distribute at least enough money to you to pay any associated Federal and State income tax liabilities.

Obligation to Contribute Capital

Once you pay for your Investor Interest, you will have no obligation to contribute more money to Mosaic OZF, and you will not be personally obligated for any debts of Mosaic OZF. However, under some circumstances you could be required by law to return some or all of a distribution you receive from Mosaic OZF.

No Voting Rights

Although you will be an owner of Mosaic OZF, you will generally not have the right to vote or otherwise participate in the management of Mosaic OZF. Instead, the General Partner will control all aspects of Mosaic OZF's business. For all practical purposes you will be a passive investor.

No Right to Transfer

Investor Interest will be illiquid (meaning you might not be able to sell them) for four reasons:

- The LP Agreement prohibits the sale or other transfer of Investor Interest without the General Partner's consent.
- If you want to sell your Investor Interest the General Partner will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Investor Interest, as there would be for a publicly-traded partnership interest.
- For a period of one year, you won't be allowed to transfer the Investor Interest except (i) to Mosaic OZF itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of Mosaic OZF's Interest.

As a result, you should plan to hold your Investor Interest until Mosaic OZF is dissolved.

Modification of Terms of Investor Interest

The terms of the Investor Interest may not be modified or amended.

Other Classes of Securities

As of now, Mosaic OZF has only two classes of securities: Investor Interest and Sponsor Interest. The Investors in this Offering (which may include the Sponsor and its affiliates) will own all the Investor Interest, while all of the Sponsor Interest will be owned by the General Partner.

The owner of the Sponsor Interest has the right to receive the distributions described above.

Whereas the owners of the Investor Interest have no right to vote or otherwise participate in the management of Mosaic OZF, the General Partner, who will own all the Sponsor Interest, has total control over all aspects of Mosaic OZF and its business.

Dilution of Rights

Under the LP Agreement, the General Partner has the right to create additional classes of securities, including classes of securities with rights that are superior to those of the Investor Interest. For example, the General Partner could create a class of securities that has the right to vote and/or the right to receive distributions before the Investor Interest.

The Person Who Controls the Company

Gregory Reaves is the managing member of Mosaic Development the manager of Mosaic Opportunity Zone GP, LLC, the general partner of Mosaic OZF. The general partner has complete control over Mosaic OZF. Therefore, Mr. Reaves effectively controls Mosaic OZF.

How the General Partner's Exercise of Rights Could Affect You

The General Partner has full control over Mosaic OZF and the actions of the General Partner could affect you in a number of different ways, including these:

- The General Partner decides whether and when to sell the Project, which affects when (if ever) you will get your money back. If the General Partner sells the Project "too soon," you could miss out on the opportunity for greater appreciation. If the General Partner sells the Project "too late," you could miss out on a favorable market.
- The General Partner decides when to make distributions, and how much. You might want the General Partner to distribute more money, but the General Partner might decide to keep the money in reserve or invest it into the Project.
- The General Partner could decide to hire himself or his relatives to perform services for Mosaic OZF and establish rates of compensation higher than fair market value.
- The General Partner could decide to refinance the Project. A refinancing could raise money to distribute, but it could also add risk to the Project.
- The General Partner decides on renting the Project, including the terms of any lease.
- The General Partner decides how much of its own time to invest in the Project.
- The General Partner could decide to raise more money from other Investors and could decide to give those Investors a better deal.

How the Securities are Being Valued

The price of the Investor Interest was determined by the General Partner based on the General Partner's opinion about the value of the Project.

The General Partner doesn't expect there to be any reason to place a value on the Investor Interest in the future. If we had to place a value on the Investor Interest, it would be based on the amount of money the owners of the Investor Interest would receive if the Project were sold.

Risks Associated with Minority Ownership

Owning a minority interest in a company comes with risks, including these:

- The risk that the person running the company will do a bad job.
- The risk that the person running the company will die, become ill, or just quit, leaving the company in limbo.
- The risk that your interests and the interests of the person running the company aren't really aligned.
- The risk that you'll be "stuck" in the company forever.
- The risks that the actions taken by the person running the company – including those listed above under "How the General Partner's Exercise of Rights Could Affect You" – won't be to your liking or in your interest.

EXHIBIT A: OPERATING PRO-FORMA

GOLASKI LABS
A mixed use project at 4537 Wayne Avenue, Philadelphia

10 Year Projection		**Year 1**	**Year 2**	**Year 3**	**Year 4**	**Year 5**	**Year 6**	**Year 7**	**Year 8**	**Year 9**	**Year 10**	
INCOME		**2019**	**2020**	**2021**	**2022**	**2023**	**2024**	**2025**	**2026**	**2027**	**2028**	
		Construction	**Projected**	**Projected**	**Projected**	**Projected**	**Projected**	**Projected**	**Projected**	**Projected**	**Projected**	
RESIDENTIAL INCOME			581,990	599,450	617,434	635,957	655,035	674,686	694,927	715,775	737,248	
COMMERCIAL INCOME			219,015	219,015	219,015	219,015	219,015	240,917	240,917	240,917	240,917	
RECOVERABLE CAM			39,000	39,000	39,000	39,000	39,000	39,000	39,000	39,000	39,000	
TOTAL GROSS POTENTIAL INCOME			**840,005**	**857,465**	**875,449**	**893,972**	**913,050**	**954,603**	**974,843**	**995,691**	**1,017,165**	
VACANCY		15%	120,151	81,847	83,645	85,497	87,405	91,560	93,584	95,669	97,816	
TOTAL VACANCY			120,151	81,847	83,645	85,497	87,405	91,560	93,584	95,669	97,816	
EFFECTIVE GROSS INCOME			**719,855**	**775,619**	**791,804**	**808,474**	**825,645**	**863,043**	**881,259**	**900,022**	**919,348**	
EXPENSES												
OPERATING EXPENSES ESTIMATE			*214,150*	*220,575*	*227,192*	*234,008*	*241,028*	*248,259*	*255,707*	*263,378*	*271,279*	
TOTAL EXPENSES AND RESERVES			*214,150*	***220,575***	***227,192***	***234,008***	***241,028***	***248,259***	*255,707*	*263,378*	*271,279*	
NET OPERATING INCOME				***555,044***	***564,612***		***584,617***	***614,784***	***625,553***	***636,644***	***648,069***	
LEVERAGED LOAN PAYMENTS			**192,569**	**283,259**	**283,259**	**283,259**	**283,259**	**283,259**	**465,821**	**465,821**	**465,821**	
CASH FLOW			313,135	271,785	281,353	291,208	301,359	331,525	159,732	170,823	182,248	
PIDC ANNUAL FEES			(47,000)	(47,000)	(47,000)	(47,000)	(47,000)	(47,000)	-	-	-	
DISTRIBUTIVE CASH FLOW			**266,135**	**224,785**	**234,353**	**244,208**	**254,359**	**284,525**	**159,732**	**170,823**	**182,248**	
DCR			2.63	1.96	1.99	2.03	2.06	2.17	1.34	1.37	1.39	
INVESTOR MEMEBERS												
8.5% PREFERRED RETURN		**$93,500**	**93,500**	**93,500**	**93,500**	**93,500**	**93,500**	**93,500**	**93,500**	**93,500**	**93,500**	
CASH REMAINING			172,635	131,285	140,853	150,708	160,859	191,025	66,232	77,323	88,748	
AVAILABLE FOR INVESTOR MEMBERS	50%		86,318	65,643	70,247	75,354	80,429	95,513	33,116	38,662	44,374	
RETURN OF EQUITY			**86,318**	**65,643**	**70,247**	**75,354**	**80,429**	**95,513**	**33,116**	**38,662**	**44,374**	
BALANCE OF INVESTMENT			973,682	908,039	837,792	762,438	682,009	586,496				
REFINANCE AT YEAR 7												
NOI								614,784				
CAPITALIZED VALUE	7.50%							8,197,117				
LOAN FEES	2%							(163,942)				
NET VALUE								8,033,178				
LOAN TO VALUE	75%							6,024,883				
BALANCE ON LOAN								(2,892,676)				
AFTER REFINANCE CASH AVAILABLE								**3,132,207**				
INVESTOR MEMBER SHARE	60%							**1,879,324**				
RETURN OF BALANCE OF INVESTMENT								(626,496)				
INVESTOR PROFIT								**1,252,828**				
RETURNED TO INVESTORS		**93,500**	**179,818**	**159,143**	**163,747**	**168,854**	**173,929**	**2,068,337**	**126,616**	**132,162**	**137,874**	**3,404,158**
PER $1000 INVESTMENT												**3,096**

EXHIBIT B: RISKS OF INVESTING

THE PURCHASE OF SECURITIES FROM THE COMPANIES IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OR ALL OF YOUR MONEY. THIS INVESTMENT IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

Risks Associated with the Real Estate Industry.

Speculative Nature of Real Estate Investing. Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-2008. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which may not be insurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. You should invest in real estate in general, and in the Company in particular, only if you can afford to lose your investment and are willing to live with the ups and downs of the real estate industry.

Environmental Risks. The Companies has undertaken what it believes to be adequate testing of the real estate to be purchased from the Golaski Family and is not aware of any environmental contamination. However, the nature of these tests is such that contamination cannot be entirely ruled out. Under Federal and State laws, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owner knew about or caused the contamination. Similarly, the owner of real estate may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic.

ADA Compliance. The Americans with Disabilities Act of 1990 (the "ADA") requires all public buildings to meet certain standards for accessibility by disabled persons. Complying with the ADA can add significant time and costs to a Project.

Regulation and Zoning. Like all real estate projects, this Project is subject to extensive building and zoning ordinances and codes, which can change at any time. Complying with all of these rules could add significant time and costs to the Project.

Casualty Losses. A fire, hurricane, mold infestation, or other casualty could materially and adversely affect the Project.

Illiquidity of Real Estate. Real estate is not "liquid," meaning it's hard to sell. Thus, the Project may not be able to be sold as quickly as the General Partner would like or on the terms that it would like.

Property Values Could Decrease. The value of the Property could decline, perhaps significantly. Factors that could cause the value of real estate to decline include, but are not limited to:

- Changes in interest rates

- Competition from other properties

- Changes in national or local economic conditions

- Changes in zoning

- Environmental contamination or liabilities

- Changes in local market conditions

- Fires, floods, and other casualties

- Uninsured losses

- Undisclosed defects in property

- Incomplete or inaccurate due diligence

Inability to Attract and/or Retain Tenants. The Companies will face significant challenges attracting and retaining qualified tenants. These challenges could include:

- Competition from other landlords

- Changes in economic conditions could reduce demand

- Existing tenants might not renew their leases

- There may be substantial improvements that must be made to the real estate to be purchased from the Golaski Family and/or reduce rent, to remain competitive

- Portions of the property could remain vacant for extended periods

- A tenant could default on its obligations, or go bankrupt, causing an interruption in rental income

Risks Associated with Development and Construction. The Companies will be engaged in development and construction. Development and construction can be time-consuming and are fraught with risk, including the risk that projects will be delayed or cost more than budgeted.

Liability for Personal Injury. The Companies might be sued for injuries that occur in or outside the Project, *e.g.*, "slip and fall" injuries.

Mosaic OZF's business is subject to all the risks associated with the real estate industry.

Investments in real estate are speculative in nature.

Mosaic OZF's intent to comply with the requirements of Section 1400Z of the Code may adversely affect the timing or structure of exit from investments or the success of those investments.

Many of these factors are not within Mosaic OZF's control and could adversely impact the value of Mosaic OZF's investments. These factors include, but are not limited to:

- Conditions affecting real estate in specific markets in which the Companies may invest, such as oversupply or reduction in demand for real estate;
- Changes in real estate and zoning laws;

- Environmental and/or engineering issues unforeseen in due-diligence, and changes in environmental legislation and related costs of compliance;
- Condemnation and other taking of property by the government;
- Changes in real estate taxes and any other operating expenses;
- The potential for uninsured or underinsured property losses.

Risks Common to Companies on the Platform Generally

Reliance on Management. Under our Limited Partnership Agreement, Investors will not have the right to participate in the management of Mosaic OZF. Instead, Gregory Reaves will manage all aspects of Mosaic OZF and its business. Furthermore, if Gregory Reaves or other key personnel of the issuer were to leave Mosaic OZF or become unable to work, Mosaic OZF (and your investment) could suffer substantially. Thus, you should not invest unless you are comfortable relying on Mosaic OZF's management team. You will never have the right to oust management, no matter what you think of them.

Inability to Sell Your Investment. The law prohibits you from selling your securities (except in certain very limited circumstances) for one year after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term (in the case of debt securities) or indefinitely (in the case of equity securities).

We Might Need More Capital. We might need to raise more capital in the future to fund new product development, expand operations, buy property and equipment, hire new team partners, market products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an Investor. If Mosaic OZF is unable to obtain additional funding when needed, it could be forced to delay its Business Plan or even cease operations altogether.

Changes in economic conditions could hurt Our businesses. Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, decreases in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors, hurt businesses generally and could hurt our business as well. These events are generally unpredictable.

No Registration Under Securities Laws. Our securities will not be registered with the SEC or the securities regulator of any state. Hence, neither Mosaic OZF nor the securities will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information. Title III (or Regulation Crowdfunding) does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of interest (for example, publicly-traded firms must generally provide Investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information. We will be required to provide some information to Investors for at least one year following this offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and we are allowed to stop providing annual information in certain circumstances.

Breaches of Security. It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

Uninsured Losses. We might not buy enough insurance to guard against all the risks of our business, whether because we do not know enough about insurance, because we can't afford adequate insurance, or some combination of the two. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, Mosaic OZF could incur an uninsured loss that could damage our business.

Unreliable Financial Projections. We might provide financial projections reflecting what we believe are reasonable assumptions concerning Mosaic OZF and its future. However, the nature of business is that financial projections are rarely accurate. The actual results of investing in Mosaic OZF will likely be different than the projected results, for better or worse.

Limits on Liability of Company Management. Our Limited Partnership Agreement limits the liability of management, making it difficult or impossible for Investors to sue management successfully if they make mistakes or conduct themselves improperly. You should assume that you will never be able to sue the management of Mosaic OZF, even if they make decisions you believe are stupid or incompetent.

Changes in Laws. Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could adversely affect Mosaic OZF.

Conflicts of Interest. In many ways your interests and ours will coincide: you and we want Mosaic OZF to be as successful as possible. However, our interests might be in conflict in other important areas, including these:

- You might want Mosaic OZF to distribute money, while Mosaic OZF might prefer to reinvest it back into the business.

- You might wish Mosaic OZF or the Project would be sold so you can realize a profit from your investment, while management might want to continue operating the business.

- You would like to keep the compensation of management low, while the General Partner may want to make as much as it can.

- You would like management to devote all their time to this business, while they might own and manage other businesses as well.

Additional Risks Associated with Real Estate

- The Companies' business is subject to all the risks associated with the real estate industry.

- Investments in real estate are speculative in nature.

- Mosaic OZF's intent to comply with the requirements of Section 1400Z of the Code may adversely affect the timing or structure of exit from investments or the success of those investments.

- Many of these factors are not within the Companies' control and could adversely impact the value of the Companies' investments. These factors include, but are not limited to:

  - Conditions affecting real estate in specific markets in which the Companies' may invest, such as oversupply or reduction in demand for real estate;
  - Changes in real estate and zoning laws;
  - Environmental and/or engineering issues unforeseen in due-diligence, and changes in environmental legislation and related costs of compliance;
  - Condemnation and other taking of property by the government;
  - Changes in real estate taxes and any other operating expenses;
  - The potential for uninsured or underinsured property losses.

Your Interests Aren't Represented by Our Lawyers. We have lawyers who represent us. None of these lawyers represents you personally. If you want your interests to be represented, you will have to hire your own lawyer, at your own cost.

Risks Associated with Equity Securities

Equity Comes Last in the Capital Stack. You will be buying "equity" securities in Mosaic OZF. The holders of the equity interests stand to profit most if Mosaic OZF does well but stand last in line to be paid when Mosaic OZF dissolves. Everyone – the bank, the holders of debt securities, even ordinary trade creditors – has the right to be paid first. You might buy equity hoping Mosaic OZF will be the next Facebook but face the risk that it will be the next Theranos.

Possible Tax Cost. Mosaic OZF is a limited partnership and, as such, will be taxed as a partnership, with the result that its taxable income will "flow through" and be reported on the tax returns of the equity owners. It is therefore possible that you would be required to report taxable income of Mosaic OZF on your personal tax return, and pay tax on it, even if Mosaic OZF doesn't distribute any money to you. To put it differently, your taxable income from a limited partnership is not limited to the distributions you receive.

Your Interest Might be Diluted: As an equity owner, your interest will be "diluted" immediately, in the sense that (1) the "book value" of Mosaic OZF is lower than the price you are paying, and (2) the founder of Mosaic OZF, and possibly others, bought their Partner Interest at a lower price than you are buying yours. Your Partner Interest could be further "diluted" in the future if Mosaic OZF sells Partner Interest at a lower price than you paid.

Future Investors Might Have Superior Rights: If Mosaic OZF needs more capital in the future and sells Partner Interest to raise that capital, the new Investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Our Companies will not be Subject to the Corporate Governance Requirements of the National Securities Exchange: Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (*i.e.*, directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. Our Companies is not required to implement these and other partner owner protections.

Risks Associated with Opportunity Funds

The Opportunity Zone Program is newly created, and final regulations have yet to be issued, which, when issued, may impact Mosaic OZF in unanticipated ways.

To maximize certain tax benefits of the Opportunity Zone investment, including the exclusion of future gains, investors must hold their investments in the Qualified Opportunity Fund and the Qualified Opportunity Fund must maintain its status as Qualified Opportunity Fund, for 10 years.

Mosaic OZF's intent to comply with the requirements of Section 1400Z of the Code may adversely affect the timing or structure of exit from investments or the success of those investments.

After the NMTC compliance period (7 years from the closing of the NMTC financing), Mosaic 4537 may sell the Project, but because the Qualified Opportunity Zone Property is the partnership interests of Golaski Labs, investors that invested in Mosaic OZF for the Opportunity Zone benefits may still receive those benefits, subject to changes in tax and regulatory laws.

The December 31, 2026 holding period may not be extended by Congress to allow for a 10-year investment period as contemplated by the Tax Cuts and Jobs Act of 2017.

Sale in Year 7. If the Project is sold in year seven the investment return will change. Investors that are investing for the Opportunity Zone benefits should talk with their financial advisors to determine the value of their investment after year 7.

Risks Associated with Real Estate

Mosaic OZF's business is subject to all the risks associated with the real estate industry.

Investments in real estate are speculative in nature.

Mosaic OZF's intent to comply with the requirements of Section 1400Z of the Code may adversely affect the timing or structure of exit from investments or the success of those investments.

Many of these factors are not within the Companies' control and could adversely impact the value of the Companies' investments. These factors include, but are not limited to:

- Conditions affecting real estate in specific markets in which the Companies' may invest, such as oversupply or reduction in demand for real estate;
- Changes in real estate and zoning laws;
- Environmental and/or engineering issues unforeseen in due-diligence, and changes in environmental legislation and related costs of compliance;
- Condemnation and other taking of property by the government;
- Changes in real estate taxes and any other operating expenses;
- The potential for uninsured or underinsured property losses.

Risks Associated with New Markets Tax Credits

Failure of Golaski Labs to comply with the requirements of the NMTC program may result in significant losses, a recapture event or impair our financial condition.

The NMTC program limits the use of the real property to commercial real estate use and prohibits the real property from being deemed as residential rental property, as defined in Section 168 of the Code.[1] Golaski Labs must monitor rental income from the residential portion of the Project and the commercial portion of the Project to maintain compliance with the NMTC program.

---

[1] Section 168(e)(2)(A)(i) provides that for purposes of § 168, the term "residential rental property" means any building or structure if 80 percent or more of the gross rental income from such building or structure for the taxable year is rental income from dwelling units.

EXHIBIT C: REG CF INVESTMENT AGREEMENT

This is an Agreement, entered into on _____, 2018, by and between Mosaic 4537 Wayne Avenue GP, LLC, a limited liability company (the "Company") and _____ ("Purchaser").

Background

Purchaser wishes to purchase an interest in the Company offered through www.smallchange.com (the "Site").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

Defined Terms. Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C and its attachments, all available at the Site. In this Investment Agreement, we refer to the Form C as the "Disclosure Document." We sometimes refer to the Company using terms like "we" or "us," and to Purchaser using terms like "you" or "your."

1. **Purchase of LLC Interest.**

    1.1. In General. Subject to section 2.2 and the other terms and conditions of this Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company, a limited liability company interest for $_____. We refer to your limited liability company interest as the "LLC Interest."

    1.2. Reduction for Oversubscription. If the Company receives subscriptions from qualified Investors for more than the amount we are trying to raise, we may reduce your subscription and therefore the amount of your LLC Interest, as explained in the Disclosure Document.

2. **Our Right to Reject Investment.** We have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

3. **No Certificate.** You will not receive a paper certificate representing your LLC Interest.

4. **Your Promises.** You promise that:

    4.1. **Accuracy of Information.** All of the information you have given to us at the Site is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

    4.2. **Review of Information.** You have read all of the information in the Disclosure Document, including all the exhibits. Without limiting that statement, you have reviewed the Operating Agreement of the Company and understand its terms, including those dealing with distributions.

4.3. **Risks.** You understand all of the risks of investing, including the risk that you could lose all of your money. Without limiting that statement, you have reviewed and understand all of the risks described in the Disclosure Document.

4.4. **No Representations.** Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

4.5. **Opportunity to Ask Questions.** You have had the opportunity to ask questions about the Company and the investment at the Site. All of your questions have been answered to your satisfaction.

4.6. **Your Legal Power to Sign and Invest.** You have the legal power to sign this Investment Agreement and purchase the LLC Interest. Your investment will not violate any contract you have entered into with someone else.

4.7. **Acting On Your Own Behalf.** You are acting on your own behalf in purchasing the LLC Interest, not on behalf of anyone else.

4.8. **Investment Purpose.** You are purchasing the LLC Interest solely as an investment, not with an intent to re-sell or "distribute" any part of it.

4.9. **Knowledge.** You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

4.10. **Financial Wherewithal.** You can afford this investment, even if you lose your money. You don't need this money for your current needs, like rent or utilities.

4.11. **No Government Approval.** You understand that no state or federal authority has reviewed this Investment Agreement or the LLC Interest or made any finding relating to the value or fairness of the investment.

4.12. **Restrictions on Transfer.** You understand that the LLC Interest may not be transferrable, and that securities laws also limit transfer. This means you will probably be required to hold the LLC Interest indefinitely.

4.13. **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

4.14. **Tax Treatment.** We have not promised you any particular tax outcome from owning the LLC Interest.

4.15. **Past Performance.** You understand that even if we have been successful in the past, this doesn't mean we will be successful with your LLC Interest.

4.16. **Money Laundering.** The money you are investing was not acquired from "money laundering" or other illegal activities. You will provide us with additional information relating to the source of the funds if we reasonably believe we are required to request such information by law.

4.17. **Additional Documents.** You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

4.18. **Authority.** If the Purchaser is an entity (for example, a partnership or corporation), then the individual signing this Investment Agreement has the legal authority to do so.

5. **Confidentiality.** The information on the Site, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the LLC Interest.

6. **Re-Purchase of LLC Interest.** If we decide that you provided us with inaccurate information or have otherwise violated your obligations, we may (but shall not be required to) repurchase your LLC Interest for an amount equal to the principal amount outstanding.

7. **Execution of Operating Agreement**. By signing this Agreement, you are also signing the Operating Agreement, just as if you had signed a paper copy of the Operating Agreement.

8. **Governing Law.** Your relationship with us shall be governed by the laws of the Commonwealth of Pennsylvania, without taking into account principles of conflicts of law.

9. **Arbitration.**

9.1. **Right to Arbitrate Claims**. If any kind of legal claim arises between us, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, claims arising under the Operating Agreement will be handled as provided in the Operating Agreement.

9.2. **Place of Arbitration; Rules**. All arbitration will be conducted in the Commonwealth of Pennsylvania unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

9.3. **Appeal of Award.** Within 30 days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

9.4. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

9.5. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

10. **Consent to Electronic Delivery.** You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address, so we can send information to the new address.

11. **Notices.** All notices between us will be electronic. You will contact us by email at lsl@mosaicdp.com. We will contact you by email at the email address you used to register at the Site. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

12. **Limitations on Damages.** WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

13. **Waiver of Jury Rights**. IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

14. **Miscellaneous Provisions.**

    14.1. **No Transfer.** You may not transfer your rights or obligations.

    14.2. **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

    14.3. **Headings.** The headings used in this Investment Agreement (*e.g.,* the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

    14.4. **No Other Agreements.** This Investment Agreement and the documents it refers to are the only agreements between us.

Electronic Signature. You will sign this Investment Agreement electronically, rather than physically.

[*Signatures on Following Pages*]

SAMPLE SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.

By: _____

Investor Signature

Mosaic 4537 Wayne Avenue GP, LLC
By: Mosaic Development Partners, LLC

It's Manager

By: _____

  Gregory Reaves, Managing Member

EXHIBIT D: REG D INVESTMENT AGREEMENT

This Reg D Investment Agreement ("Investment Agreement"), entered into on _____, 2018, by and between Mosaic Opportunity Zone Fund, LP, a Delaware limited partnership (the "Company") and _____ ("Purchaser").

Background

Purchaser wishes to purchase partnership interest in the Company offered through www.smallchange.com (the "Site").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1. **Defined Terms.** Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's disclosure document, available at the Site. In this Investment Agreement, we refer to the Company's disclosure document as the "Disclosure Document." We sometimes refer to the Company using terms like "we" or "us," and to Purchaser using terms like "you" or "your."

2. **Purchase of LP Interest.**

   2.1. **In General.** Subject to Section 2.2 and the other terms and conditions of this Investment Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company, a limited partnership interest for $_____. We refer to your limited partnership interest as the "LP Interest."

   2.2. **Reduction for Oversubscription.** If the Company receives subscriptions from qualified Investors for more than the amount we are trying to raise, we may reduce your subscription and therefore the amount of your LP Interest. We will notify you promptly if this happens.

3. **No Right to Cancel.** You do not have the right to cancel your subscription or change your mind, even if the amount of your LP Interest is reduced under Section 2.2. Once you sign this Investment Agreement, you are obligated to purchase the LP Interest.

4. **Our Right to Reject Investment**. In contrast, we have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

5. **No Certificate.** You will not receive a paper certificate representing your LP Interest.

6. **Your Promises.** You promise that:

   6.1. **Accuracy of Information.** All of the information you have given to us at the Site is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

6.2. **Review of Information.** You have read all of the information in the Disclosure Document, including all the exhibits. Without limiting that statement, you have reviewed the Limited Partnership Agreement of the Company and understand its terms, including those dealing with distributions.

6.3. **Risks.** You understand all of the risks of investing, including the risk that you could lose all of your money. Without limiting that statement, you have reviewed and understand all of the risks described in the Disclosure Document.

6.4. **Accredited Investor.** At least one of the following two statements is true:

FIRST STATEMENT: You are an individual and either:

(1) Your net worth, excluding your principal residence, is at least $1,000,000; or

(2) Your income has been at least $200,000 for each of the last two years and you expect it to be at least $200,000 this year; or

(3) The combined income of you and your spouse has been at least $300,000 for each of the last two years and you expect it to be at least $300,000 this year.

SECOND STATEMENT: You are otherwise an "accredited investor" within the meaning of 17 CFR §230.501(a).

6.5. **No Representations.** Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

6.6. **Opportunity to Ask Questions.** You have had the opportunity to ask questions about the Company and the investment. All of your questions have been answered to your satisfaction.

6.7. **Your Legal Power to Sign and Invest.** You have the legal power to sign this Investment Agreement and purchase the LP Interest. Your investment will not violate any contract you have entered into with someone else.

6.8. **Acting On Your Own Behalf.** You are acting on your own behalf in purchasing the LP Interest, not on behalf of anyone else.

6.9. **Investment Purpose.** You are purchasing the LP Interest solely as an investment, not with an intent to re-sell or "distribute" any part of it.

6.10. **Knowledge.** You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

6.11. **Financial Wherewithal.** You can afford this investment, even if you lose your money. You don't need this money for your current needs, like rent or utilities.

6.12. **No Government Approval.** You understand that no state or federal authority has reviewed this Investment Agreement or the LP Interest or made any finding relating to the value or fairness of the investment.

6.13. **Restrictions on Transfer.** You understand that the LP Interest may not be transferrable, and that securities laws also limit transfer. This means you will probably be required to hold the LP Interest indefinitely.

6.14. **No Advice.** We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

6.15. **Tax Treatment.** We have not promised you any particular tax outcome from owning the LP Interest.

6.16. **Past Performance.** You understand that even if we have been successful in the past, this doesn't mean we will be successful with your LP Interest.

6.17. **Money Laundering.** The money you are investing was not acquired from "money laundering" or other illegal activities. You will provide us with additional information relating to the source of the funds if we reasonably believe we are required to request such information by law.

6.18. **Additional Documents.** You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

6.19. **Authority.** If the Purchaser is an entity (for example, a partnership or corporation), then the individual signing this Investment Agreement has the legal authority to do so.

7. **Confidentiality.** The information on the Site, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the LP Interest.

8. **Re-Purchase of LP Interest.** If we decide that you provided us with inaccurate information or have otherwise violated your obligations, we may (but shall not be required to) repurchase your LP Interest for an amount equal to the principal amount outstanding.

9. **Execution of Limited Partnership Agreement.** By signing this Investment Agreement, you are also signing the LP Agreement, just as if you had signed a paper copy of the LP Agreement.

10. **Governing Law.** Your relationship with us shall be governed by the laws of the Commonwealth of Pennsylvania, without taking into account principles of conflicts of law

11. **Arbitration.**

11.1. **Right to Arbitrate Claims**. If any kind of legal claim arises between us, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, claims arising under the LP Agreement will be handled as provided in the LP Agreement.

11.2. **Place of Arbitration; Rules.** All arbitration will be conducted in Philadelphia, in the Commonwealth of Pennsylvania, unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

11.3. **Appeal of Award.** Within 30 days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

11.4. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

11.5. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

12. **Consent to Electronic Delivery.** You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address, so we can send information to the new address.

13. **Notices.** All notices between us will be electronic. You will contact us by email at lsl@mosaicdp.com. We will contact you by email at the email address you used to register at the Site. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

14. **Limitations on Damages.** WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE

DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

15. **Waiver of Jury Rights.** IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

16. **Miscellaneous Provisions.**

16.1. **No Transfer**. You may not transfer your rights or obligations.

16.2. **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

16.3. **Headings.** The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

16.4. **No Other Agreements.** This Investment Agreement and the documents it refers to are the only agreements between us.

16.5. **Electronic Signature.** You will sign this Investment Agreement electronically, rather than physically.

[*Signatures on Following Pages*]

SAMPLE SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.

By: _____

Investor Signature

ACCEPTED

Mosaic Opportunity Zone Fund, LP
By: Mosaic Opportunity Zone Fund, GP, LLC

By: _____

    Gregory Reaves, Managing Member

EXHIBIT E: MOSAIC 4537 WAYNE AVENUE GP, LLC OPERATING AGREEMENT

This is an Agreement, entered into effective on July 24, 2018, by and among Mosaic 4537 Wayne Avenue GP, LLC, a Delaware limited liability company ("Mosaic 4537"), Mosaic Development Partners, LLC, a Pennsylvania limited liability company ("Sponsor" or the "Manager"), and the persons (the "Investor Members") who are admitted to the Company and designated as such by the Manager. Sponsor and the Investor Members are sometimes referred to as "Members" in this Agreement.

Background

I.   Some or all of the Investor Members acquired their interests in Mosaic 4537 through www.SmallChange.com (the "Site").

II.   The Members own all of the limited liability company interests of Mosaic 4537 and wish to set forth their understandings concerning the ownership and operation of Mosaic 4537 in this Agreement, which they intend to be the "limited liability company agreement" of Mosaic 4537 within the meaning of 6 Del. C. 18-101(7).

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties agree as follows:

1. **ARTICLE ONE: FORMATION OF LIMITED LIABILITY COMPANY**

   1.1. **Continuation of Limited liability Company**. Mosaic 4537 has been formed in accordance with and pursuant to the Delaware Limited liability Company Act (the "Act") for the purpose set for the below. The rights and obligations of the Members to one another and to third parties shall be governed by the Act except that, in accordance with 6 Del. C. 18-1101(b), conflicts between provisions of the Act and provisions in this Agreement shall be resolved in favor of the provisions in this Agreement except where the provisions of the Act may not be varied by contract as a matter of law.

   1.2. **Name**. The name of the company shall be "Mosaic 4537 Wayne Avenue GP, LLC" and all of its business shall be conducted under that name or such other name(s) as may be designated by the Manager.

   1.3. **Purpose**. The purpose of Mosaic 4537 shall be to facilitate the financing, leasing and operations of the activities at the real property located at 4537 Wayne Avenue, Philadelphia, PA 19131, and transacting all lawful business based on the foregoing. In carrying on its business, the Mosaic 4537 may enter into contracts, incur indebtedness, sell, lease, or encumber any or all of its property, engage the services of others, enter into joint ventures, and take any other actions the Manager deems advisable.

   1.4. **Fiscal Year**. The fiscal and taxable year of Mosaic 4537 shall be the calendar year, or such other period as the Manager determines.

2. **ARTICLE TWO: CONTRIBUTIONS AND LOANS**

   2.1. **Initial Contributions**. Sponsor has contributed $40,000 to the capital of Mosaic 4537 in the form of cash and property. Each Investor Member has made a capital contribution to Mosaic 4537 pursuant to an Investment Agreement executed by such Investor Member. The foregoing capital contributions of

Sponsor and the Investor Members are referred to as "Capital Contributions."

2.2. **Other Required Contributions**. No Member shall have the obligation to contribute any capital to Mosaic 4537 beyond the Capital Contributions described in section 2.1. Without limitation, no such Member shall, upon dissolution of Mosaic 4537 or otherwise, be required to restore any deficit in such Member's capital account.

2.3. **Loans**.

2.3.1. **In General**. Sponsor or its affiliates, may, but shall not be required to, lend money to Mosaic 4537 in their sole discretion. No other Member may lend money to Mosaic 4537 without the prior written consent of the Manager. Subject to applicable state laws regarding maximum allowable rates of interest, loans made by any Member to Mosaic 4537 pursuant to section 2.3.1 ("Member Loans") shall bear interest at the higher of (i) 8% per year, or (ii) the minimum rate necessary to avoid "imputed interest" under section 7872 or other applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Such loans shall be payable on demand and shall be evidenced by one or more promissory notes.

2.3.2. **Repayment of Loans**. After payment of (i) current and past-due debt service on liabilities of Mosaic 4537 other than Member Loans, and (ii) all operating expenses of Mosaic 4537, Mosaic 4537 shall pay the current and past-due debt service on any outstanding Member Loans before distributing any amount to any Member pursuant to Article Four. Such loans shall be repaid *pro rata*, paying all past-due interest first, then all past-due principal, then all current interest, and then all current principal.

2.4. **Other Provisions on Capital Contributions**. Except as otherwise provided in this Agreement or by law:

2.4.1. No Member shall be required to contribute any additional capital to Mosaic 4537;

2.4.2. No Member may withdraw any part of his capital from Mosaic 4537;

2.4.3. No Member shall be required to make any loans to Mosaic 4537;

2.4.4. Loans by a Member to Mosaic 4537 shall not be considered a contribution of capital, shall not increase the capital account of the lending Member, and shall not result in the adjustment of the number of Shares owned by a Member, and the repayment of such loans by Mosaic 4537 shall not decrease the capital accounts of the Members making the loans;

2.4.5. No interest shall be paid on any initial or additional capital contributed to Mosaic 4537 by any Member;

2.4.6. Under any circumstance requiring a return of all or any portion of a capital contribution, no Member shall have the right to receive property other than cash; and

2.4.7. No Member shall be liable to any other Member for the return of his or its capital.

2.5. **No Third-Party Beneficiaries**. Any obligation or right of the Members to contribute capital under the terms of this Agreement does not confer any rights or benefits to or upon any person who is not a party to this Agreement.

3. **ARTICLE THREE: PERCENTAGE INTERESTS; CAPITAL ACCOUNTS**

3.1.**Percentage Interests**. The limited liability company interests of Mosaic 4537 shall consist of "Percentage Interests." Initially, the Percentage Interest of each Member shall be equally to a percentage equal to the Capital Contribution of such Member divided by the aggregate Capital Contributions of all of the Members. However, the Manager may adjust the Percentage Interests of the Members (i) to reflect the addition of additional Investor Members, or (ii) otherwise to carry out the purposes of this Agreement. The Manager may not, however, adjust the Percentage Interest of any Investor Member relative to Sponsor or any other Investor Member, except in the case of additional Capital Contributions.

3.2.**Capital Accounts**. A capital account shall be established and maintained for each Member. Each Member's capital account shall initially be credited with the amount of his Capital Contribution. Thereafter, the capital account of a Member shall be increased by the amount of any additional contributions of the Member and the amount of income or gain allocated to the Member and decreased by the amount of any distributions to the Member and the amount of loss or deduction allocated to the Member, including expenditures of Mosaic 4537 described in section 705(a)(2)(B) of the Code. Unless otherwise specifically provided herein, the capital accounts of the Members shall be adjusted and maintained in accordance with Code section 704 and the regulations thereunder.

4. **ARTICLE FOUR: DISTRIBUTIONS AND ALLOCATIONS**

4.1.**Distributions**.

4.1.1. **In General**. Within thirty (30) days after the end of each calendar quarter, or at such other more frequent intervals as the Manager shall determine, Mosaic 4537 shall distribute its Available Cash as follows:

(a) First, the Available Cash shall be distributed to the Investor Members in Mosaic 4537, including the Sponsor and Golaski Family, based on their investment in Mosaic 4537, until they have received their Preferred Return for the current year.

(b) Second, the balance of the Available Cash, if any, shall be distributed to the Investor Members of Mosaic 4537, including the Sponsor and Golaski Family, based on their investment in Mosaic 4537, until they have received any shortfall in the Preferred Return for any prior year.

(c) Third, the balance of the Available Cash, if any, shall be distributed to the Investor Members in Mosaic 4537, including the Sponsor and Golaski Family, based on their investment in Mosaic 4537.

(1) 50% to the Investor members, including Sponsor in its role as Investor Member; and

(2) 50% to Sponsor as a promoted interest.

until they have received a full return of their Unreturned Investment.

(d) Fourth, the balance of the Available Cash, if any, shall be distributed:

(1) 60% to the Investor Members of Mosaic 4537, including the Sponsor and Golaski

Family, based on their investment in Mosaic 4537; and

(2) 40% to the Sponsor as a promoted interest.

All investor's returns are capped at a maximum of a multiple of 3.2. Investors may still maintain ownership in Mosaic 4537 or Mosaic OZF, but no longer receive a return after reaching the return cap amount. In other words, an investment of $1,000 may return a maximum of $3,200 including the original investment amount

4.1.2. **Distributions Among Investor Members**. Any distributions made to Investor Members as a group pursuant to section 4.1.1 shall be made among the Investor Members in accordance with their respective Percentage Interests.

4.1.3. **Definitions**. The following definitions shall apply for purposes of this section 4.1:

(a) "Available Cash" means the cash of Mosaic 4537 available for distribution to the Members, in the sole discretion of the Manager, taking into account, among other things, the cash flow from the operations of Mosaic 4537 and the Project, the net proceeds from the sale or refinancing of the Project, debt service (including debt service on Member Loans), amounts added to and released from reserve accounts established by the Manager in its sole discretion, and all of the operating expenses of Mosaic 4537.

(b) "Investor Member" means a Member that has made a Capital Contribution.

(c) "Preferred Return" means an annual, cumulative, compounding return of 8.5% on the Unreturned Investment of each Member.

(d) "Unreturned Investment" means, for each Member, the Capital Contribution of such Member reduced by any distributions received by such Member pursuant to section 4.1.1(b).

4.1.4. **Distributions to Pay Personal Tax Liabilities**. In the event that Mosaic 4537 recognizes net gain or income for any taxable year, Mosaic 4537 shall, taking into account its financial condition and other commitments, make a good faith effort to distribute to each Member, no later than April 15th of the following year, an amount equal to the net gain or income allocated to such Member, multiplied by the highest marginal tax rate for individuals then in effect under section 1 of the Code plus the highest rate then in effect under applicable state law, if such amount has not already been distributed to such Member pursuant to this section 4.1. If any Member receives a smaller or larger distribution pursuant to this section than he would have received had the same aggregate amount been distributed pursuant to section 4.1, then subsequent distributions shall be adjusted accordingly.

4.1.5. **Tax Withholding**. To the extent Mosaic 4537 is required to pay over any amount to any federal, state, local or foreign governmental authority with respect to distributions or allocations to any Member, the amount withheld shall be deemed to be a distribution in the amount of the withholding to that Member. If the amount paid over was not withheld from an actual distribution (i) Mosaic 4537 shall be entitled to withhold such amounts from subsequent distributions, and (ii) if no such subsequent distributions are anticipated for six (6) months, the Member shall, at the request of Mosaic 4537, promptly reimburse Mosaic 4537 for the amount paid over.

4.1.6. **Assets Distributed in Kind**. If Mosaic 4537 distributes non-cash assets to the Members, including but not limited to promissory notes, each Member shall receive a *pro rata* share of such non-cash assets.

4.1.7. **Manner of Distribution**. All distributions to the Members will be made as Automated Clearing House (ACH) deposits into an account designated by each Member. If a Member does not authorize Mosaic 4537 to make such ACH distributions into a designated Member account, distributions to such Member will be made by check and mailed to such Member after deduction by Mosaic 4537 from each check of a Fifty Dollar ($50) processing fee.

4.1.8. **Other Rules Governing Distributions**. No distribution prohibited by 6 Del. C. §18-607 or not specifically authorized under this Agreement shall be made by Mosaic 4537 to any Member in his or its capacity as a Member. A Member who receives a distribution prohibited by 6 Del. C. §18-607 shall be liable as provided therein.

4.2. **Allocations of Profits and Losses**.

4.2.1. **General Rule: Allocations Follow Cash**. Mosaic 4537 shall seek to allocate its income, gains, losses, deductions, and expenses ("Tax Items") in a manner so that (i) such allocations have "substantial economic effect" as defined in section 704(b) of the Code and the regulations issued thereunder (the "Regulations") and otherwise comply with applicable tax laws; (ii) each Member is allocated income equal to the sum of (A) the losses he, she, or it is allocated, and (B) the cash profits he, she, or it receives; and (iii) after taking into account the allocations for each year as well as such factors as the value of Mosaic 4537's assets, the allocations likely to be made to each Member in the future, and the distributions each Member is likely to receive, the balance of each Member's capital account at the time of the liquidation of Mosaic 4537 will be equal to the amount such Member is entitled to receive pursuant to this Agreement. That is, the allocation of Mosaic 4537's Tax Items, should, to the extent reasonably possible, following the actual and anticipated distributions of cash, in the discretion of the Manager. In making allocations the Manager shall use reasonable efforts to comply with applicable tax laws, including without limitation through incorporation of a "qualified income offset," a "gross income allocation," and a "minimum gain chargeback," as such terms or concepts are specified in the Regulations. The Manager shall be conclusively deemed to have used reasonable effort if it has sought and obtained advice from counsel.

4.2.2. **Losses and Income Attributable to Member Loans**. In the event Mosaic 4537 recognizes a loss attributable to loans from the Members, then such loss, as well as any income recognized by Mosaic 4537 as a result of the repayment of such loan (including debt forgiveness income), shall be allocated to the Member(s) making such loan.

4.2.3. **Allocations Relating to Taxable Issuance of Interest**. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of an interest in Mosaic 4537 by Mosaic 4537 to a Member (the "Issuance Items") shall be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to each such Member if the Issuance Items had not been realized.

4.2.4. **Section 754 Election**. Mosaic 4537 may, but shall not be required to, make an election under section 754 of the Code at the request of any Member. Mosaic 4537 may condition its consent to make such an election on the agreement of the requesting Member to pay directly or reimburse Mosaic 4537 for any costs incurred in connection with such election or the calculations required as a result of such an election.

4.2.5. **Pre-Distribution Adjustment**. In the event property of Mosaic 4537 is distributed to one or more the Members in kind, there shall be allocated to the Members the amount of income, gain or loss which Mosaic 4537 would have recognized had such property been sold for its fair market value on the date of the distribution, to the extent such income, gain or loss has not previously been allocated among the Members. The allocation described in this section is referred to as the "Pre-Distribution Adjustment."

5. **ARTICLE FIVE: MANAGEMENT**

5.1. **Management by Manager**.

5.1.1. **In General**. The business and affairs of Mosaic 4537 shall be directed, managed, and controlled by a single manager (the "Manager"). Sponsor shall serve as the Manager of Mosaic 4537.

5.1.2. **Powers of Manager**. The Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of Mosaic 4537, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of Mosaic 4537, and to perform any and all other acts or activities customary or incidental to the management of Mosaic 4537's business.

5.1.3. **Examples of Manager's Authority**. Without limiting the grant of authority set forth in section 5.1.2, the Manager shall have the power to (i) admit new Members on such terms as the Manager may determine; (ii) engage the services of third parties to perform services; (iii) make all decisions regarding the Projects and Mosaic 4537's interest in the Project Entities; (iv) enter into leases and any other contracts of any kind; (v) incur indebtedness on behalf of Mosaic 4537, whether to banks or other lenders; (vi) determine the timing and amount of distributions; (vii) determine the information to be provided to the Members; (viii) grant liens and other encumbrances on Mosaic 4537's assets; (ix) file and settle lawsuits on behalf of Mosaic 4537; (x) file a petition in bankruptcy; (xi) sell or otherwise dispose of all or substantially all of Mosaic 4537's business or assets, including but not limited to the Property or Mosaic 4537's interest in the Property, in the ordinary course of business or otherwise; (xii) discontinue the business of Mosaic 4537 or any of Mosaic's property; and (xiii) dissolve Mosaic 4537.

5.2. **Resignation**. A Manager may resign at any time by giving written notice to all of the Members. The resignation of a Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The resignation of a Manager shall not affect his rights as a Member and shall not constitute a withdrawal of a Member.

5.3. **Standard of Care**. The Manager shall conduct Mosaic 4537's business using its business judgment.

5.4. **Appointment of Manager**. In the event of the resignation of a Manager, a new Manager shall be appointed by the resigning Manager.

5.5. **Restrictions on Members**. Except as expressly provided otherwise in this Agreement, Members who are not also the Manager shall not be entitled to participate in the management or control of Mosaic 4537, nor shall any such Member hold himself out as having such authority. Unless authorized to do so by the Manager, no attorney-in-fact, employee or other agent of Mosaic 4537 shall have any power or authority to bind Mosaic 4537 in any way, to pledge its credit or to render it liable pecuniarily for any purpose. No Member shall have any power or authority to bind Mosaic 4537 unless the Member has been authorized by the Manager in writing to act as an agent of Mosaic 4537 in accordance with the previous sentence.

5.6. **Officers**. The Manager may, from time to time, designate one or more persons to serve as officers of Mosaic 4537, with such titles, responsibilities, compensation, and terms of office as the Manager may designate. Any officer may be removed by the Manager with or without cause. The appointment of an officer shall not in itself create contract rights.

5.7. **Time Commitment**. The Manager shall devote such time to the business and affairs of Mosaic 4537 as the Manager may determine in its sole and absolute discretion.

5.8. **Compensation of Manager and its Affiliates**.

5.8.1. **Acquisition Fee**. As compensation for its services in organizing Mosaic 4537, the Manager shall be entitled to a one-time fee equal to $100.00.

5.8.2. **Asset Management Fee**. Each month, the Manager shall be entitled to an asset management fee equal to one 1% of the aggregate capital account balances of the Members on the last day of the previous month.

5.8.3. **Fees for Other Services**. The Manager may engage itself or its affiliates to perform services on behalf of Mosaic 4537, provided that any compensation paid by Mosaic 4537 for such services shall be (i) fair to Mosaic 4537, (ii) comparable to the compensation that would be paid to unrelated parties, and (iii) promptly disclosed to all of the Members.

6. **ARTICLE SIX: OTHER BUSINESSES; INDEMNIFICATION; CONFIDENTIALITY**

6.1. **Other Businesses**. Each Member and Manager may engage in any business whatsoever, including a business that is competitive with the business of Mosaic 4537, and the other Members shall have no interest in such businesses and no claims on account of such businesses, whether such claims arise under the doctrine of "corporate opportunity," an alleged fiduciary obligation owed to Mosaic 4537 or its members, or otherwise.

6.2. **Exculpation and Indemnification**

6.2.1. **Exculpation**.

(a) **Covered Persons**. As used in this section 6.2, the term "Covered Person" means the Manager and its affiliates and the officers, employees, and agents of Mosaic 4537, acting within the scope of their authority.

(b) **Standard of Care**. No Covered Person shall be liable to Mosaic 4537 for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in the good-faith business judgment of such Covered Person, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c) **Good Faith Reliance**. A Covered Person shall be fully protected in relying in good faith upon the records of Mosaic 4537 and upon such information, opinions, reports, or statements (including financial statements and information) of the following persons: (i) another Covered Person; (ii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of Mosaic 4537; or (iii) any other person selected in good faith by or on behalf of Mosaic 4537, in each case as to matters that such relying Covered Person reasonably believes to be within such other person's professional or expert competence. The preceding sentence shall in no way limit any person's right to rely on information to the extent provided in the Act.

6.2.2. **Liabilities and Duties of Covered Persons**.

(a) **Limitation of Liability**. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each Member and Mosaic 4537 hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to Mosaic 4537 are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b) **Duties**. Whenever a Covered Person is permitted or required to make a decision, the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting Mosaic 4537 or any other person. Whenever in this Agreement a Covered Person is permitted or required to make a decision, in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law.

6.2.3. **Indemnification**.

(a) **Indemnification**. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits Mosaic 4537 to provide broader indemnification rights than the Act permitted Mosaic 4537 to provide prior to such amendment, substitution or replacement), Mosaic 4537 shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of any act or omission or alleged act or omission performed or omitted to be performed by such Covered Person on behalf of Mosaic 4537 in connection with the business of Mosaic 4537; provided, that (i) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of Mosaic 4537 and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (ii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, non-appealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(b) **Reimbursement**. Mosaic 4537 shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this section 6.2.3; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this section 6.2.3, then such Covered Person shall promptly reimburse Mosaic 4537 for any reimbursed or advanced expenses.

(c) **Entitlement to Indemnity**. The indemnification provided by this section 6.2.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this section 6.2.3 shall continue to afford protection to each Covered Person regardless whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this section 6.2.3 and shall inure to the benefit of the executors, administrators, and legal representative of such Covered Person.

(d) **Insurance**. To the extent available on commercially reasonable terms, Mosaic 4537 may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse Mosaic 4537 for any amounts previously paid to such Covered Person by Mosaic 4537 in respect of such Losses.

(e) **Funding of Indemnification Obligation**. Any indemnification by Mosaic 4537 pursuant to this section 6.2.3 shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnification obligation.

(f) **Savings Clause**. If this section 6.2.3 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then Mosaic 4537 shall nevertheless indemnify and hold harmless each Covered Person pursuant to this section 6.2.3 to the fullest extent permitted by any applicable portion of this section 6.3 that shall not have been invalidated and to the fullest extent permitted by applicable law.

6.2.4. **Amendment**. The provisions of this section 6.2 shall be a contract between Mosaic 4537, on the one hand, and each Covered Person who served in such capacity at any time while this section is in effect, on the other hand, pursuant to which Mosaic 4537 and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this section that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

6.2.5. **Survival**. The provisions of this section 6.2 shall survive the dissolution, liquidation, winding up, and termination of Mosaic 4537.

6.3. **Confidentiality**. For as long as he, she, or it owns an interest in Mosaic 4537 and at all times thereafter, no Investor Member shall divulge to any person or entity, or use for his or its own benefit or the benefit of any person, any information of Mosaic 4537 of a confidential or proprietary nature, including, but not limited to (i) financial information; (ii) designs, drawings, plans, and specifications; (iii) the business methods, systems, or practices used by Mosaic 4537; and (iii) the identity of Mosaic 4537's Members, customers, or suppliers. The foregoing shall not apply to information that is in the public domain or that an Investor Member is required to disclose by legal process.

7. **ARTICLE SEVEN: BANK ACCOUNTS; BOOKS OF ACCOUNT; REPORTS**

7.1. **Bank Accounts**. Funds of Mosaic 4537 may be deposited in accounts at banks or other institutions selected by the Manager. Withdrawals from any such account or accounts shall be made in Mosaic 4537's name upon the signature of such persons as the Manager may designate. Funds in any such account shall not be commingled with the funds of any Member.

7.2. **Books and Records of Account**. Mosaic 4537 shall keep at its principal offices books and records of account of Mosaic 4537 which shall reflect a full and accurate record of each transaction of Mosaic 4537.

7.3. **Annual Financial Statements and Reports**. Within a reasonable period after the close of each fiscal year, Mosaic 4537 shall furnish to each Member with respect to such fiscal year (i) a statement showing in reasonable detail the computation of the amount distributed under section 4.1, (ii) a balance sheet of Mosaic 4537, (iii) a statement of income and expenses, and (iv) such information from Mosaic 4537's annual information return as is necessary for the Members to prepare their Federal, state and local income tax returns. The financial statements of Mosaic 4537 need not be audited by an independent certified public accounting firm unless the Manager so elects.

7.4. **Reports Required by Law**. If Mosaic 4537 has engaged in an offering exempt from registration under section 4(a)(6) of the Securities Act of 1933, then Mosaic 4537 shall provide all Investor Members (not just those who acquired their Percentage Interests in a particular offering) with information as required by 17 CFR 227.202, in addition to the information required by section 7.3.

7.5. **Right of Inspection**.

7.5.1. **In General**. If a Member wishes additional information or to inspect the books and records of Mosaic 4537 for a *bona fide* purpose, the following procedure shall be followed: (i) such Member shall notify the Manager, setting forth in reasonable detail the information requested and the reason for the request; (ii) within sixty (60) days after such a request, the Manager shall respond to the request by either providing the information requested or scheduling a date (not more than 90 days after the initial request) for the Member to inspect Mosaic 4537's records; (iii) any inspection of Mosaic 4537's records shall be at the sole cost and expense of the requesting Member; and (iv) the requesting Member shall reimburse Mosaic 4537 for any reasonable costs incurred by Mosaic 4537 in responding to the Member's request and making information available to the Member.

7.5.2. **Bona Fide Purpose**. The Manager shall not be required to respond to a request for information or to inspect the books and records of Mosaic 4537 if the Manager believes such request is made to harass Mosaic 4537 or the Manager, to seek confidential information about Mosaic 4537, or for any other purpose other than a *bona fide* purpose.

7.5.3. **Representative**. An inspection of Mosaic 4537's books and records may be conducted by an authorized representative of a Member, provided such authorized representative is an attorney or a licensed certified public accountant and is reasonably satisfactory to the Manager.

7.5.4. **Restrictions**. The following restrictions shall apply to any request for information or to inspect the books and records of Mosaic 4537:

(a) No Member shall have a right to a list of the Investor Members or any information regarding the Investor Members.

(b) Before providing additional information or allowing a Member to inspect Mosaic 4537's records, the Manager may require such Member to execute a confidentiality agreement satisfactory to the Manager.

(c) No Member shall have the right to any trade secrets of Mosaic 4537 or any other information the Manager deems highly sensitive and confidential.

(d) No Member may review the books and records of Mosaic 4537 more than once during any twelve (12) month period.

(e) Any review of Mosaic 4537's books and records shall be scheduled in a manner to minimize disruption to Mosaic 4537's business.

(f) A representative of Mosaic 4537 may be present at any inspection of Mosaic 4537's books and records.

(g) If more than one Member has asked to review Mosaic 4537's books and records, the Manager may require the requesting Members to consolidate their request and appoint a single representative to conduct such review on behalf of all requested Members.

(h) The Manager may impose additional reasonable restrictions for the purpose of protecting Mosaic 4537 and the Members.

7.6. **Tax Matters**.

7.6.1. **Designation**. The Manager shall be designated as the "tax matters partner" (as defined in Code Section 6231 before it was amended by the Bipartisan Budget Act of 2015 ("BBA")) (the "Tax Matters Partner") and, for tax years beginning on or after January 1, 2018, the "Company representative" (the "Company Representative") as provided in Code section 6223(a) (as amended by the BBA). Any expenses incurred by the Manager in carrying out its responsibilities and duties as Tax Matters Partner or Company Representative shall be an expense of Mosaic 4537.

7.6.2. **Examinations and Audits**. The Tax Matters Partner and Company Representative are authorized to represent Mosaic 4537 in connection with all examinations of the affairs of Mosaic 4537 by any taxing authority, including any resulting administrative and judicial proceedings, and to expend funds of Mosaic 4537 for professional services and costs associated therewith. Each Member agrees to cooperate with the Tax Matters Partner and Company Representative and to do or refrain from doing any or all things reasonably requested by the Tax Matters Partner or Company Representative with respect to the conduct of examinations by taxing authorities and any resulting proceedings. Each Partner agrees that any action taken by the Tax Matters Partner or Company Representative in connection with audits of Mosaic 4537 shall be binding upon such Partners and that such Member shall not independently act with respect to tax audits or tax litigation affecting Mosaic 4537. The Tax Matters Partner and Company Representative shall have sole discretion to determine whether Mosaic 4537 (either on its own behalf or on behalf of the Partners) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

7.6.3. **Elections and Procedures**. In the event of an audit of Mosaic 4537 that is subject to Mosaic 4537 audit procedures enacted under section 1101 of the BBA (the "BBA Procedures"), Mosaic 4537 Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by Mosaic 4537 Representative or Mosaic 4537 under the BBA Procedures (including any election under Code section 6226 as amended by the BBA). If an election under Code section 6226(a) (as amended by the BBA) is made, Mosaic 4537 shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final Company adjustment, and each Partner shall take such adjustment into account as required under Code section 6226(b) (as amended by the BBA).

7.6.4. **Tax Returns and Tax Deficiencies**. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on Mosaic 4537's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code section 6226 as amended by the BBA) will be paid by such Member and if required to be paid (and actually paid) by Mosaic 4537, will be recoverable from such Member.

7.6.5. **Tax Returns**. The Manager shall cause to be prepared and timely filed all tax returns required to be filed by or for Mosaic 4537.

8. **ARTICLE EIGHT: TRANSFERS OF SHARES**

8.1. **Voluntary Transfers**.

8.1.1. **Generally**. No Investor Member shall sell, transfer, assign or encumber all or any portion of his or its Shares, with or without consideration, without the prior written consent of the Manager, which may be withheld in the sole discretion of the Manager. In the event a Member proposes to transfer all or portion of his or its Shares, the Manager may impose reasonable conditions including but not limited to: (i) the transferee shall execute a counterpart of this Agreement; (ii) the transferor shall provide Mosaic 4537 with an opinion of counsel, satisfactory in form and substance to Mosaic 4537's counsel, stating that the transfer is exempt from registration under the Securities Act of 1933 and other applicable securities laws; and (iii) the transferor and transferee shall together reimburse Mosaic 4537 for any reasonable expenses they incur in connection with the transfer or encumbrance, including attorneys' fees.

8.1.2. **Prohibited Transfers**. No transfer of Shares shall be permitted if, in the judgment of the Manager, such transfer would (i) cause Mosaic 4537 to be treated as a publicly traded partnership as defined in Section 7704 of the Code, (ii) result in "benefit plan Investors" (as such term is defined in regulations issued by the Treasury Department) holding, in the aggregate, Twenty Five Percent (25%) or more of the value of any class of equity interests in Mosaic 4537, or (iii) together with other transfers within the preceding twelve (12) months, result in the termination of Mosaic 4537 under section 708 of the Code.

8.1.3. **First Right of Refusal**.

(a) **In General**. In the event an Investor Member (the "Selling Member") receives an offer from a third party to acquire all or a portion of his, her, or its Percentage Interest (the "Transfer Interest"), then he, she, or it shall notify the Sponsor, specifying the Percentage Interest to be purchased, the purchase price, the approximate closing date, the form of consideration, and such other terms and conditions of the proposed transaction that have been agreed with the proposed purchaser (the "Sales Notice"). Within thirty (30) days after receipt of the Sales Notice the Sponsor shall notify the Selling Member whether the Sponsor (or a person designated by the Sponsor) elects to purchase the entire Transfer Interest on the terms set forth in the Sales Notice.

(b) **Special Rules**. The following rules shall apply for purposes of this section:

(1) If the Sponsor elects not to purchase the Transfer Interest, or fails to respond to the Sales Notice within the thirty (30) day period described above, the Selling Member may proceed with the sale to the proposed purchaser, subject to section 8.1.1.

(2) If the Sponsor elects to purchase the Transfer Interest, it shall do so within thirty (30) days.

(3) If the Sponsor elects not to purchase the Transfer Interest, or fails to respond to the Sales Notice within the thirty (30) day period described above, and the Selling Member and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or

readily tradeable securities to deferred payment obligations or non-tradeable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Member and the purchaser shall be treated as a new offer and shall again be subject to this section.

(4) If the Sponsor elects to purchase the Transfer Interest in accordance with this section, such election shall have the same binding effect as the then-current agreement between the Selling Member and the proposed purchaser. Thus, for example, if the Selling Member and the purchaser have entered into a non-binding letter of intent but have not entered into a binding definitive agreement, the election of the Sponsor shall have the effect of a non-binding letter of intent with the Selling Member. Conversely, if the Selling Member and the purchaser have entered into a binding definitive agreement, the election of the Sponsor shall have the effect of a binding definitive agreement. If the Selling Member and the Sponsor are deemed by this subsection to have entered into only a non-binding letter of intent, neither shall be bound to consummate a transaction if they are unable to agree to the terms of a binding agreement.

8.1.4. **Admission of Transferee**. Any permitted transferee of Shares shall be admitted to Mosaic 4537 as a Member on the date agreed by the transferor, the transferee, and the Manager.

8.1.5. **Exempt Transfers**. The following transactions shall be exempt from the provisions of section 8.1:

(a) A transfer to or for the benefit of any spouse, child or grandchild of an Investor Member, or to a trust for their exclusive benefit;

(b) Any transfer pursuant to an effective registration statement filed by Mosaic 4537 under the Securities Act of 1933, as amended; and

(c) The sale of all or substantially all of the interests of Mosaic 4537 (including pursuant to a merger or consolidation);

shall remain subject to this Agreement, (ii) the transferee shall, as a condition to such transfer, deliver to Mosaic 4537 a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Agreement, and (iii) the transferred Shares shall not thereafter be transferred further in reliance on section 8.1.5(a).

8.1.6. **Application to Certain Entities**. In the case of an Investor Member that is a Special Purpose Entity, the restrictions set forth in section 8.1 shall apply to indirect transfers of interests in Mosaic 4537 by transfers of interests in such entity (whether by transfer of an existing interest or the issuance of new interests), as well as to direct transfers. A "Special Purpose Entity" means (i) an entity formed or availed of principally for the purpose of acquiring or holding an interest in Mosaic 4537, and (ii) any entity if the purchase price of its interest in Mosaic 4537 represents at least seventy percent (70%) of its capital.

8.1.7. **Other Transfers Void**. Transfers in contravention of this section shall be null, void and of no force or effect whatsoever, and the Members agree that any such transfer may and should be enjoined.

8.2. **Death, Insolvency, Etc**. Neither the death, disability, bankruptcy, or insolvency of a Member, nor the occurrence of any other voluntary or involuntary event with respect to a Member, shall give Mosaic 4537 or any Member the right to purchase such Member's Shares, nor give the Member himself (or his heirs, assigns, or representatives) the right to sell such Shares to Mosaic 4537 or any other Member. Instead, such Member or his heirs, assigns, or legal representatives shall remain a Member subject to the terms and conditions of this Agreement.

8.3.**Incorporation**. If the Manager determines that the business of Mosaic 4537 should be conducted in a corporation rather than in a limited liability Company, whether for tax or other reasons, each Member shall cooperate in transferring the business to a newly-formed corporation and shall execute such agreements as the Manager may reasonably determine are necessary or appropriate, consistent with the terms of this Agreement. In such event each Member shall receive stock in the newly-formed corporation equivalent to his or its Shares.

8.4.**Drag-Along Right**. In the event the Manager approves a sale or other disposition of all of the interests in Mosaic 4537, then, upon notice of the sale or other disposition, each Member shall execute such documents or instruments as may be requested by the Manager to effectuate such sale or other disposition and shall otherwise cooperate with the Manager. The following rules shall apply to any such sale or other disposition: (i) each Investor Member shall represent that he, she, or it owns his or its Shares free and clear of all liens and other encumbrances, that he, she, or it has the power to enter into the transaction, and whether he, she, or it is a U.S. person, but shall not be required to make any other representations or warranties; (ii) each Investor Member shall grant to the Manager a power of attorney to act on behalf of such Investor Member in connection with such sale or other disposition; and (iii) each Investor Member shall receive, as consideration for such sale or other disposition, the same amount he, she, or it would have received had all or substantially all of the assets of Mosaic 4537 been sold and the net proceeds distributed in liquidation of Mosaic 4537.

8.5.**Waiver of Appraisal Rights**. Each Member hereby waives any contractual appraisal rights such Member may otherwise have pursuant to 6 Del. C. §18-210 or otherwise, as well as any "dissenter's rights."

8.6.**Withdrawal**. An Investor Member may withdraw from Mosaic 4537 by giving at least ninety (90) days' notice to the Manager. The withdrawing Investor Member shall be entitled to no distributions or payments from Company on account of his withdrawal, nor shall he be indemnified against liabilities of Company. For purposes of this section, an Investor Member who transfers his Shares pursuant to (i) a transfer permitted under section 8.1, or (ii) an involuntary transfer by operation of law, shall not be treated as thereby withdrawing from Company.

9. **ARTICLE NINE: DISSOLUTION AND LIQUIDATION**

9.1.**Dissolution**. Mosaic 4537 shall be dissolved only upon (i) the determination of the Manager to dissolve, or (ii) the entry of a judicial decree of dissolution. Dissolution shall be effective on the date designated by the Manager, but Mosaic 4537 shall not terminate until liquidation of Mosaic 4537 has been completed in accordance with the provisions of section 9.2.

9.2.**Liquidation**.

9.2.1. **Generally**. If Mosaic 4537 is dissolved, Mosaic 4537's assets shall be liquidated, and no further business shall be conducted by Mosaic 4537 except for such action as shall be necessary to wind-up its affairs and distribute its assets to the Members pursuant to the provisions of this Article Nine. Upon such dissolution, the Manager shall have full authority to wind-up the affairs of Mosaic 4537 and to make final distribution as provided herein.

9.2.2. **Distribution of Assets**. After liquidation of Mosaic 4537, the assets of Mosaic 4537 shall be distributed as set forth in Article Four.

9.2.3. **Distributions In Kind**. The assets of Mosaic 4537 shall be liquidated as promptly as possible so as to permit distributions in cash, but such liquidation shall be made in an orderly manner so as to avoid undue losses attendant upon liquidation. In the event that in the Manager' opinion complete liquidation of the assets of Mosaic 4537 within a reasonable period of time proves impractical, assets of Mosaic 4537 other than cash may be distributed to the Members in kind but only after all cash and cash-equivalents have first been distributed and after the Pre-Distribution Adjustment.

9.2.4. **Statement of Account**. Each Member shall be furnished with a statement prepared by Mosaic 4537's accountants, which shall set forth the assets and liabilities of Mosaic 4537 as of the date of complete liquidation, and the capital account of each Member immediately prior to any distribution in liquidation.

10. **ARTICLE TEN: POWER OF ATTORNEY**

10.1. **In General**. The Manager shall at all times during the term of Mosaic 4537 have a special and limited power of attorney as the attorney-in-fact for each Investor Member, with power and authority to act in the name and on behalf of each such Investor Member, to execute, acknowledge, and swear to in the execution, acknowledgement and filing of documents which are not inconsistent with the provisions of this Agreement and which may include, by way of illustration but not by limitation, the following:

10.1.1. This Agreement and any amendment of this Agreement authorized under section 11.1;

10.1.2. Any other instrument or document that may be required to be filed by Mosaic 4537 under the laws of any state or by any governmental agency or which the Manager shall deem it advisable to file;

10.1.3. Any instrument or document that may be required to affect the continuation of Mosaic 4537, the admission of new Members, or the dissolution and termination of Mosaic 4537; and

10.1.4. Any and all other instruments as the Manager may deem necessary or desirable to affect the purposes of this Agreement and carry out fully its provisions.

10.2. **Terms of Power of Attorney**. The special and limited power of attorney of the Manager (i) is a special power of attorney coupled with the interest of the Manager in Mosaic 4537, and its assets, is irrevocable, shall survive the death, incapacity, termination or dissolution of the granting Investor Member, and is limited to those matters herein set forth; (ii) may be exercised by the Manger by an through one or more of the officers of the Manager for each of the Investor Members by the signature of the Manager acting as attorney-in-fact for all of the Investor Members, together with a list of all Investor Members executing such instrument by their attorney-in-fact or by such other method as may be required or requested in connection with the recording or filing of any instrument or other document so executed; and (iii) shall survive an assignment by an Investor Member of all or any portion of his, her or its Percentage Interest except that, where the assignee of the Percentage Interest owned by the Investor Member has been approved by the Manager for admission to Mosaic 4537, the special power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument or document necessary to effect such substitution.

10.3. **Notice to Investor Members**. The Manager shall promptly furnish to each Investor Member a copy of any amendment to this Agreement executed by the Manger pursuant to a power of attorney from such Investor Member.

11. **ARTICLE ELEVEN: MISCELLANEOUS**

11.1. **Amendments**.

11.1.1. **Amendments by Manager.** The Manager may amend this Agreement without the consent of the Investor Members, including, without limitation, to (i) correct typographical mistakes; (ii) reflect the admission of additional Members; and (iii) comply with applicable law.

11.1.2. **Limitation.** Notwithstanding section 11.1.1, without the consent of each affected Investor Member, the Manager may not adopt any amendment that would (i) amend this section 11.1.2, (ii) require any Investor Member to make additional Capital Contributions, (iii) impose personal liability on any Investor Member, (iv) change an Investor Member's share of distributions relative to other Members who are Investor Members on the date hereof, or (v) give Sponsor itself a superior right to distributions vis-à-vis the Investor Members than is currently provided in Article Four.

11.2. **Waivers**. No delay in the exercise of any right shall be deemed a waiver thereof, nor shall the waiver of a right or remedy in a particular instance constitute a waiver of such right or remedy generally.

11.3. **Assignment by Sponsor**. Sponsor may assign its Percentage Interest and its interest in this Agreement to any other entity controlled by or under common control with Sponsor.

11.4. **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given by electronic mail with transmission acknowledgment, to the principal business address of Mosaic 4537, if to Mosaic 4537 or the Manager, to the email address of an Investor Member provided by such Investor Member, or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

11.5. **Electronic Delivery**. Each Member hereby agrees that all communications with Mosaic 4537, including all tax forms, shall be via electronic delivery.

11.6. **Governing Law**. This Agreement shall be governed by the internal laws of Delaware without giving effect to the principles of conflicts of laws. Each Member hereby (i) consents to the personal jurisdiction of the Delaware courts or the Federal courts located in Delaware, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personal jurisdiction over such Member, (iv) consents to service of process by notice sent by regular mail to the address set forth on Schedule A and/or by any means authorized by Delaware law, and (v) if such Member is not otherwise subject to service of process in Delaware, agrees to appoint and maintain an agent in Delaware to accept service, and to notify Mosaic 4537 of the name and address of such agent.

11.7.   **Waiver of Jury Trial**. Each Member acknowledges and agrees that any controversy that may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each Member irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement.

11.8.   **Signature in Counterparts**. This Agreement may be signed in counterparts, each of which shall be deemed to be a fully-executed original.

11.9.   **Signature by Facsimile or Email**. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

11.10.   **No Third-Party Beneficiaries**. Except as otherwise specifically provided in this Agreement, this Agreement is made for the sole benefit of the parties. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

11.11.   **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

11.12.   **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

11.13.   **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

11.14.   **Execution by Investor Members**. It is anticipated that this Agreement will be executed by Investor Members through the execution of a separate Investment Agreement.

11.15.   **Days**. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

11.16.   **Entire Agreement**. This Agreement constitutes the entire agreement among the parties with respect to its subject matter and supersedes all prior agreements and understandings.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Mosaic 4537 Wayne Avenue GP, LLC

By: Mosaic Development Partners, LLC, its manager

By: /s/ Gregory Reaves [SIGNATURE ON FILE]

Gregory Reaves, Managing Member

EXHIBIT F: SUMMARY OF LLC AGREEMENT

Overview

The following summarizes some of the most important provisions of Mosaic 4537's Limited Liability Company Agreement, or "LLC Agreement." This summary is qualified in its entirety by the actual LLC Agreement, which is attached to this Form C.

Formation and Ownership

Mosaic 4537 was formed in Delaware pursuant to the Delaware Limited Liability Company Act.

Initially, Mosaic 4537 will be owned only by the Manager and by the Investors. In the future, if more capital is required, the Manager could admit additional owners.

In this summary, the owners of Mosaic 4537 are referred to as "Members."

Management

Mosaic 4537 and its business will be managed by the Manager, which has complete discretion over all aspects of Mosaic 4537's business. For example, the Manager may (i) admit new Members to Mosaic 4537; (i) sell or refinance the Project; (iii) change the name or characteristics of the Project; (iv) determine the timing and amount of distributions; and (v) determine the information to be provided to the Members.

Obligation to Contribute Capital

After an Investor pays for his, her, or its Investor Shares, the Investor will not be required to make any further contributions to Mosaic 4537. However, if an Investor or other Member has received a distribution from Mosaic 4537 wrongfully or by mistake, the Investor might have to pay it back.

Personal Liability

No Investor will be personally liable for any of the debts or obligations of Mosaic 4537.

Distributions

Distributions from Mosaic 4537 will be made in the manner described in disclosure items §227.201(m) – Terms of the Securities.

If additional Members are admitted to Mosaic 4537 in the future, they might have rights to distributions that are superior to the rights of Investors.

Transfers

No Member may transfer his, her, or its Investor Shares without the consent of the Manager. The only exceptions are for certain transfers to family members.

If a Member wants to sell his, her, or its Investor Shares, they must first be offered to the Manager.

Death, Disability, Etc.

If a Member should die or become incapacitated, he, her, or its successors will continue to own the Investor Shares.

Fees to Manager and Affiliates

The Manager and its affiliates will be entitled to certain fees and distributions described in disclosure item §227.201(r) – Transactions Between Mosaic 4537 and "Insiders".

"Drag-Along" Right

If the Manager wants to sell Mosaic 4537's business, it may affect the transaction as a sale of Mosaic 4537's assets or as a sale of all the interests in Mosaic 4537. In the latter case, Investors will be required to sell their Investor Shares as directed by the Manager, receiving the same amount they would have received had the transaction been structured as a sale of assets.

Exculpation and Indemnification

The LLC Agreement seeks to protect the Manager from legal claims made by Members to the maximum extent permitted by law. For example, it provides that the Manager (i) is not subject to any fiduciary obligations to the Members; (ii) will not be liable for any act or omission that does not constitute fraud or willful misconduct; and (iii) will be indemnified against most claims arising from its position as the Manager of Mosaic 4537.

Rights to Information

Each year, Mosaic 4537 will provide the Members with (i) a statement showing in reasonable detail the computation of the amount distributed to the Members; (ii) a balance sheet of Mosaic 4537; (iii) a statement of Mosaic 4537's income and expenses; and (iv) information for Members to prepare their income tax returns. A Member's right to see additional information or inspect the books and records of Mosaic 4537 is limited by the LLC Agreement.

Power of Attorney

Each Member grants to the Manager a limited power of attorney to execute documents relating to Mosaic 4537.

Electronic Delivery

All documents, including all tax-related documents, will be transmitted by Mosaic 4537 to the Members via electronic delivery.

Distributions to Pay Tax Liability

Mosaic 4537 will generally be treated as a "pass-through entity" for Federal and State tax purposes. This means that the income of Mosaic 4537, if any, will be reported on the personal tax returns of the Members. For any year in which Mosaic 4537 reports taxable income or gains, it will try to distribute at least enough money for the Members to pay their associated tax liabilities.

Amendment

The Manager has broad discretion to amend the Operating Agreement without the consent of Members, including amendments to correct typographical errors; to reflect the admission of additional Members; to change Mosaic 4537's business plan; and to comply with applicable law. However, without the consent of each affected Member, the Manager may not adopt any amendment that would: (i) require a Member to make additional capital contributions; (ii) impose personal liability on any Member; (iii) change a Member's share of distributions relative to other Members; or (iv) change a Member's share of distributions relative to the Manager.

EXHIBIT G: FEDERAL INCOME TAX CONSEQUENCES FOR LLC INVESTORS

OVERVIEW

The following summarizes some of the Federal income tax consequences of acquiring an LLC Interest. This summary is based on the Internal Revenue Code (the "Code"), regulations issued by the Internal Revenue Service ("Regulations"), and administrative rulings and court decisions, all as they exist today. The tax laws, and therefore the Federal income tax consequences of acquiring an LLC Interest, could change in the future.

This is only a summary, applicable to a generic Investor. Your personal situation could differ. We encourage you to consult with your own tax advisor before investing.

CLASSIFICATION AS A PARTNERSHIP

Mosaic 4537 will be treated as a partnership for Federal income tax purposes. If Mosaic 4537 were treated as a corporation and not as a partnership, the operating profit or gain on sale of the Project would generally be subject to two levels of Federal income taxation. This would substantially reduce the economic return to Investors.

FEDERAL INCOME TAXATION OF THE COMPANY AND ITS OWNERS

Because it is treated as a partnership, Mosaic 4537 itself will not be subject to Federal income taxes. Instead, each Investor will be required to report on his, her, or its personal Federal income tax return his, her, or its distributive share of Mosaic 4537's income, gains, losses, deductions and credits for the taxable year, whether or not actual distributions of cash or other property are made. Each Investor's distributive share of such items will be determined in accordance with the LLC Agreement.

DEDUCTION OF LOSSES

Each Investor may deduct his, her, or its allocable share of Mosaic 4537's losses, if any, subject to the basis limitations of Code §704(d), the "at risk" rules of Code §465, and the "passive activity loss" rules of Code §469. Unused losses generally may be carried forward indefinitely. The use of tax losses generated by Mosaic 4537 against other income may not provide a material benefit to Investors who do not have taxable passive income from other passive activities.

20% Deduction for Pass-Through Entities

Because Mosaic 4537 will be treated as a partnership for Federal income tax purposes, Investors might be entitled to deduct up to 20% of the amount of taxable income and gains allocated to them by Mosaic 4537. Investors should consult with their personal tax advisors concerning the availability of this deduction in their personal tax circumstances.

TAX BASIS

Code §704(d) limits an Investor's loss to his, her, or its tax "basis" in his, her, or its Interest. An Investor's tax basis will initially equal his, her, or its capital contribution (i.e., the purchase price for the Interest). Thereafter, the Investor's basis generally will be increased by further capital contributions made by the Investor, his, her, or its allocable share of Mosaic 4537's taxable and tax-exempt income, and his, her, or its share of certain liabilities of Mosaic 4537. The Investor's basis generally will be decreased by the amount of any distributions he, she, or it receives, his, her, or its allocable share of Mosaic 4537's losses and deductions, and any decrease in his, her, or its share of Mosaic 4537's liabilities.

Limitations of Losses to Amounts at Risk

In the case of certain taxpayers, Code §465 limits the deductibility of losses from certain activities to the amount the taxpayer has "at risk" in the activities. An Investor subject to these rules will not be permitted to deduct his, her, or its allocable share of Mosaic 4537's losses to the extent the losses exceed the amount the Investor is considered to have at risk in Mosaic 4537. If an Investor's at-risk amount should fall below zero, he, she, or it would generally be required to "recapture" such amount by reporting additional income. An Investor generally will be considered at risk to the extent of his, her, or its cash contribution (i.e., the purchase price for the Interest), his, her, or its basis in other contributed property, and his, her, or its personal liability for repayments of borrowed amounts. The Investor's amount at risk will generally be increased by further contributions and his, her, or its allocable share of Mosaic 4537's income, and decreased by distributions he, she, or it receives and his, her, or its allocable share of Mosaic 4537's losses. With respect to amounts borrowed for investment in Mosaic 4537, an Investor will not be considered to be at risk even if he, she, or it is personally liable for repayment if the borrowing was from a person who has certain interests in Mosaic 4537 other than an interest as a creditor. In all events, an Investor will not be treated as at risk to the extent his, her, or its investment is protected against loss through guarantees, stop-loss agreements or other similar arrangements.

LIMITATIONS ON LOSSES FROM PASSIVE ACTIVITIES

In the case of certain taxpayers, Code §469 generally provides for a disallowance of any loss attributable to "passive activities" to the extent the aggregate losses from all such passive activities exceed the aggregate income of the taxpayer from such passive activities. Losses that are disallowed under these rules for a given tax year may be carried forward to future years to be offset against passive activity income in such future years. Furthermore, upon the disposition of a taxpayer's entire interest in any passive activity, if all gain or loss realized on such disposition is recognized, and such disposition is not to a related party, any loss from such activity that was not previously allowed as a deduction and any loss from the activity for the current year is allowable as a deduction in such year, first against income or gain from the passive activity for the taxable year of disposition, including any gain recognized on the disposition, next against net income or gain for the taxable year from all passive activities and, finally, against any other income or gain.

Mosaic 4537 will be treated as a passive activity to Investors. Hence, Investors generally will not be permitted to deduct their losses from Mosaic 4537 except to the extent they have income from other passive activities. Similarly, tax credits arising from passive activity will be available only to offset tax from passive activity. However, all such losses, to the extent previously disallowed, will generally be deductible in the year an Investor disposes of his, her, or its Investor Shares in a taxable transaction.

LIMITATION ON CAPITAL LOSSES

An Investor who is an individual may deduct only $3,000 of net capital losses every year (that is, capital losses that exceed capital gains). Net capital losses in excess of $3,000 per year may generally be carried forward indefinitely.

LIMITATION ON INVESTMENT INTEREST

Interest that is characterized as "investment interest" generally may be deducted only against investment income. Investment interest would include, for example, interest paid by an Investor on a loan that was incurred to purchase LLC Shares and interest paid by Mosaic 4537 to finance investments, while investment income would include dividends and interest but would not generally include long term capital gain. Thus, it is possible that an Investor would not be entitled to deduct all of his, her, or its investment interest. Any investment interest that could not be deducted may generally be carried forward indefinitely.

Treatment of Liabilities

When Mosaic 4537 borrows money or otherwise incurs indebtedness, the amount of the liability will be allocated among all of the Investors in the manner prescribed by the Regulations. In general (but not for purposes of the "at risk" rules) each Investor will be treated as having contributed cash to Mosaic 4537 equal to his, her, or its allocable share of all such liabilities. Conversely, when an Investor's share of liabilities is decreased (for example, if Mosaic 4537 repays loans or an Investor disposes of his, her, or its Interest) then the Investor will be treated as having received a distribution of cash equal to the amount of such decrease.

ALLOCATIONS OF PROFITS AND LOSSES

The profits and losses of Mosaic 4537 will be allocated among all the owners of Mosaic 4537, including Investors, in the manner described in the LLC Agreement. In general, it is intended that profits and losses will be allocated in a manner that corresponds with the distributions each Investor is entitled to receive; *i.e.*, so that tax allocations follow cash distributions. Such allocations will be respected by the IRS if they have "substantial economic effect" within the meaning of Code §704(b). If they do not, the IRS could re-allocate items of income and loss.

SALE OR EXCHANGE OF INVESTOR SHARES

In general, the sale of Investor Shares by an Investor will be treated as a sale of a capital asset. The amount of gain from such a sale generally will be equal to the difference between the selling price and the Investor's basis. Such gain will generally be eligible for favorable long-term capital gain treatment if the Investor Shares have been held for at least 12 months. However, to the extent any of the sale proceeds are attributable to substantially appreciated inventory items or unrealized receivables, as defined in Code §751, the Investor will recognize ordinary income.

If, as a result of a sale of Investor Shares, an Investor's share of liabilities is reduced, such Investor could recognize a tax liability greater than the amount of cash received in the sale.

Code §6050K requires any Investor who transfers Investor Shares at a time when Mosaic 4537 has unrealized receivables or substantially appreciated inventory items to report such transfer to Mosaic 4537. For these purposes, "unrealized receivables" includes depreciation subject to "recapture" under Code §1245 or Code §1250. If so notified, Mosaic 4537 must report the identity of the transferor and transferee to the IRS, together with other information described in the Regulations. Failure by an Investor to report a transfer covered by this provision may result in penalties.

A gift of Investor Shares will be taxable if the donor-Investor's share of liabilities is greater than his, her, or its adjusted basis in the gifted Investor Shares. The gift could also give rise to Federal gift tax liability. If the gift is made as a charitable contribution, the donor-Investor is likely to realize gain greater than would be realized with respect to a non-charitable gift, since in general the Investor will not be able to offset the entire amount of his, her, or its adjusted basis in the donated Investor Shares against the amount considered to be realized as a result of the gift (*i.e.*, Mosaic 4537's debt).

Transfer of Investor Shares by reason of death would not in general be a taxable event, although it is possible that the IRS would treat such a transfer as taxable where the deceased Investor's share of liabilities exceeds his or her pre-death basis in his or her Investor Shares. The deceased Investor's transferee will get a basis in the Investor Shares equal to their fair market value at death (or, in certain circumstances, on the date six (6) months after death), increased by the transferee's share of liabilities. For this purpose, the fair market value will not include the decedent's share of Mosaic 4537 taxable income to the extent attributable to the pre-death portion of the taxable year.

Treatment of Distributions

Upon the receipt of any distribution or cash or other property, including a distribution in liquidation of Mosaic 4537, an Investor generally will recognize income only to the extent that the amount of cash and marketable securities he, she, or it receives exceeds his, her, or its basis in the Investor Shares. Any such gain generally will be considered as gain from the sale of the Investor Shares.

ALTERNATIVE MINIMUM TAX

The Code imposes an alternative minimum tax on individuals and corporations. Certain items of Mosaic 4537's income and loss may be required to be taken into account in determining the alternative minimum tax liability of Investors.

TAXABLE YEAR

Mosaic 4537 will report its income and losses using the calendar year. In general, each Investor will report his, her, or its share of income and losses for the taxable year of such Investor that includes December 31st; *i.e.*, the calendar year for individuals and other Investors using the calendar year.

SECTION 754 ELECTION

Mosaic 4537 may, but is not required to, make an election under Code §754 on the sale of Investor Shares or the death of an Investor. The result of such an election is to increase or decrease the tax basis of Mosaic 4537's assets for purposes of allocations made to the buyer or beneficiary that would, in turn, affect depreciation deductions and gain or loss on sale, among other items.

UNRELATED BUSINESS TAXABLE INCOME FOR TAX-EXEMPT INVESTORS

A church, charity, pension fund, or other entity that is otherwise exempt from Federal income tax must nevertheless pay tax on "unrelated business taxable income." In general, interest and gains from the sale of property (other than inventory) are not treated as unrelated business taxable income. However, interest and gains from property that was acquired in whole or in part with the proceeds of indebtedness may be treated as unrelated business taxable income. Because Mosaic 4537 intends to borrow money to acquire the Project and may borrow additional funds in the future, some of the income of Mosaic 4537 could be subject to tax in the hands of tax-exempt entities.

TAX RETURNS AND TAX INFORMATION; AUDITS; PENALTIES; INTEREST

Mosaic 4537 will furnish each Investor with the information needed to be included in his, her, or its Federal income tax returns. Each Investor is personally responsible for preparing and filing all personal tax returns that may be required as a result of his, her, or its purchase (or ownership) of Investor Shares. Mosaic 4537's tax returns will be prepared by accountants selected by Mosaic 4537.

If Mosaic 4537's tax returns are audited, it is possible that substantial legal and accounting fees will have to be paid to substantiate Mosaic 4537's reporting position on its returns and such fees would reduce the cash otherwise distributable to Investors. Such an audit may also result in adjustments to Mosaic 4537's tax returns, which adjustments, in turn, would require an adjustment to each Investor's personal tax return. An audit of Mosaic 4537's tax returns may also result in an audit of non-Company items on each Investor's personal tax returns, which could result in adjustments to such items. Mosaic 4537 is not obligated to contest adjustments proposed by the IRS.

Each Investor must either report Mosaic 4537 items on his, her, or its tax return consistent with the treatment on Mosaic 4537's information return or file a statement with his, her, or its tax return identifying and explaining the inconsistency. Otherwise the IRS may treat such inconsistency as a computational error and re-compute and assess the tax without the usual procedural protections applicable to Federal income tax deficiency proceedings.

The Manager will be treated as the "tax matters partner" of Mosaic 4537 and will generally control all proceedings with the IRS.

The Code imposes interest and a variety of potential penalties on underpayments of tax.

OTHER TAX CONSEQUENCES

The foregoing discussion addresses only selected issues involving Federal income taxes, and does not address the impact of other taxes on an investment in Mosaic 4537, including Federal estate, gift, or generation-skipping taxes, or State and local income or inheritance taxes. Prospective Investors should consult their own tax advisors with respect to such matters.

EXHIBIT H: LLC FINANCIAL STATEMENTS



1352 Pittsburgh Road   Valencia, PA 16059   p: 724-898-2370   f: 724-898-4537   adjustingentries.com

Independent Accountant's Review Report

Mosaic 4537 Wayne Avenue GP, LLC

We have reviewed the accompanying financial statements of Mosaic 4537 Wayne Avenue GP, LLC which comprise the Balance Sheet—tax basis as August 1, 2018, and the related Statements of Income —tax basis, and Statement of Cash Flows—tax basis as of August 1, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to the partners' financial data and making inquiries of partnership management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion. We are aware that this report is being used by Mosaic 4537 Wayne Avenue GP, LLC as part of their offering disclosure.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with the basis of accounting the Partnership uses for income tax purposes; this includes determining that the basis of accounting the company uses for income tax purposes is an acceptable basis for the preparation of financial statements in the circumstances. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with the basis of accounting the Partnership uses for income tax purposes. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the basis of accounting the Partnership uses for income tax purposes.

ADVANCED SOLUTIONS *in bookkeeping, payroll and taxes since 1990*

Basis of Accounting

The financial statements are prepared in accordance with the basis of accounting the Partnership uses for income tax purposes, which is a basis of accounting other than accounting principles generally accepted in the United States of America. The Partnership uses the cash basis of accounting for income tax purposes. Our conclusion is not modified with respect to this matter.

DM Raidna

Denise Raidna
Adjusting Entries
Valencia PA
August 17, 2018

Mosaic 4537 Wayne Avenue GP, LLC
Income Statement - Tax Basis
As of August 1, 2018

(Unaudited)

INCOME	$0.00
TOTAL INCOME	**$0.00**
EXPENSES	$0.00
TOTAL EXPENSES	$0.00
NET INCOME	**$0.00**

Mosaic 4537 Wayne Avenue GP, LLC
Statement of Cash Flows - Tax Basis
As of August 1, 2018

(Unaudited)

OPERATING ACTIVITIES	
Net Income	$0.00
Adjustments to reconcile to Net Cash	$0.00
Net Cash provided by operating activities	**$0.00**
INVESTING ACTIVITIES	
Net Cash provided by investing activities	$0.00
FINANCING ACTIVITIES	
Net Cash provided by financing activities	$0.00
NET CASH FOR PERIOD	**$0.00**
CASH AT BEGINNING OF PERIOD	$0.00
CASH AT END OF PERIOD	**$0.00**

Mosaic 4537 Wayne Avenue GP, LLC
Balance Sheet - Tax Basis
As of August 1, 2018

(Unaudited)

ASSETS	
Current Assets	$0.00
Fixed Assets	$0.00
Other Assets	$0.00
TOTAL ASSETS	**$0.00**
LIABILITIES AND EQUITY	
Laibilities	
Current Liabilities	$0.00
Long-term Liabilitieis	$0.00
Total Liabilities	$0.00
Equity	
Opening balance	$0.00
Captial Contributions	$0.00
Net Income	$0.00
Total Equity	$0.00
TOTAL LIABILITIEIS AND EQUITY	**$0.00**

EXHIBIT I: GOLASKI LABS LEGAL STRUCTURE



Golaski Labs NMTC Diagram
and Opportunity Funds Acquisition of LP interest
U.S. Bank
Equity Investor
Qualified Equity investment (QEI)
Tax Credits on full QEI over seven years; interest only from B-Note
General Partner of PIDC Sub-CDE
Tax credit allocation
Fees
B-note: Subordinate
30-year term
Below market rate
Mosaic 4537 Wayne Avenue, LLC
Capital Contribution
Investment Fund
100% owned by equity investor
QEI
PIDC, Sub-CDE
99.99% owned by Investment Fund, 0.01% by CDE as managing member
Interest Income
Golaski Labs, LP
Loan
Leverage lender
Interest-only payments
From A-note
for seven years
Distribution of interest payments on loan, net of expenses
A-note: Senior position
Seven-year term
Near market rate
Acquisition of a portion of Golaski Labs, LP partnership interest
Mosaic Opportunity Zone Fund, LP
Fulton Bank
$3,851,385 Loan
Principal + Interest

EXHIBIT J: LIMITED PARTNERSHIP AGREEMENT

This Limited Partnership Agreement (the "<u>LP Agreement</u>") of Mosaic Opportunity Zone Fund, LP ("<u>Mosaic OZF</u>), a Delaware limited partnership (the "<u>LP Agreement</u>"), entered into and effective on August 17, 2018, by and among, Mosaic Opportunity Zone GP, LLC , a Delaware limited liability company, as the general partner of Mosaic OZF ("<u>General Partner</u>"), and the persons (the "<u>Limited Partners</u>" and each of them individually as a "<u>Partner</u>") who are admitted to Mosaic OZF and designated as such by the General Partner. The General Partner and the Limited Partner are sometimes referred to as the "<u>Partners</u>" and each individually as a "<u>Partner</u>".

Background

      I.   Some or all of the Limited Partners acquired their partnership interests in Mosaic OZF through www.Smallchange.com (the "<u>Site</u>").

      II.   The parties hereto desire to provide for the governance of Mosaic OZF and to set forth in detail their respective rights and duties relating to Mosaic OZF.

      III.   Capitalized terms herein and not otherwise defined shall have the meanings assigned to them in Mosaic OZF's Form C and Form D

      IV.   Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to them in the Credit Agreement, unless the context shall otherwise require.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto do hereby agree as follows:

1.   **ARTICLE ONE: FORMATION OF LIMITED PARTNERSHIP**

      1.1.   **Continuation of Limited Partnership and Formation.** Mosaic OZF has been formed as a limited partnership under the Delaware Revised Uniform Limited Partnership Act, as amended from time to time (the "<u>Act</u>") and the Certificate of Limited Partnership (the "<u>Certificate</u>") filed with the Secretary of State of the State of Delaware on July 18, 2018. The Partners, acting directly or through an attorney-in-fact, hereby authorize, or as applicable, ratify, the filing by the General Partner of the Certificate, and, in order to comply with all requirements of law for the continuation and operation of a limited partnership among the Partners pursuant to the laws of the State of Delaware and all other jurisdictions where Mosaic OZF may elect to conduct its operations, hereby further authorize the General Partner on behalf of Mosaic OZF from time to time to execute any amendment of the Certificate and any other appropriate documents, and take any other necessary or appropriate action in connection therewith, including the making and filing with the office of the Secretary of State of the State of Delaware of such amendments to the Certificate. A Partner may obtain a copy of the Certificate upon written request to the General Partner. Upon a Person's execution of a counterpart signature page of this LP Agreement as a limited partner, which counterpart signature page is accepted by Mosaic OZF, such Person will be admitted to Mosaic OZF as a Limited Partner of Mosaic OZF and will be shown as a Limited Partner on the books and records of Mosaic OZF as of the effective date of such acceptance. Upon its execution of a counterpart signature page to this LP Agreement, Mosaic Opportunity Zone GP, LLC is hereby admitted as the general partner of Mosaic OZF.

1.2.　**Name.** The name of the Partnership shall be "Mosaic Opportunity Zone Fund, LP." All business of Mosaic OZF shall be conducted under such name and such name shall continue to be used at all times in connection with Mosaic OZF's business and affairs; provided that the General Partner may, without the consent of any other Partner, change the name of Mosaic OZF from time to time by filing a certificate of amendment or amended and restated Certificate with the Secretary of State of the State of Delaware, in which event the General Partner shall notify the Partners of such name change promptly thereafter.

1.3.　**Principal Place of Business.** The principal place of business of Mosaic OZF shall be at c/o Mosaic Development Partners, LLC - 3002 Cecil B. Moore Avenue, Philadelphia, PA, 19121, or such place or places as the General Partner may, from time to time, designate. The General Partner shall give notice to all of the Partners of any change in Mosaic OZF's principal place of business.

1.4.　**Purposes and Powers.** Subject to the limitations set forth herein, the business and purposes of Mosaic OZF shall be directly and indirectly to acquire, hold, maintain, operate, improve, develop, renovate, expand, originate, use, lease, finance, manage and dispose of Investments and to engage in any and all activities as are related or incidental to the foregoing, as determined by the General Partner in its sole discretion. Mosaic OZF shall have the power to do anything and everything necessary, suitable or proper for the accomplishment of or in furtherance of any of the purposes set forth herein, and to do every other act or acts, thing or things, incidental or appurtenant to or arising from or connected with any of such purposes.

1.5.　**Registered Office and Agent.** The registered office of Mosaic OZF in the State of Delaware shall be Registered Agent Solutions, Inc., 9 E. Loockerman Street, Suite 311, Dover, DE 19901, or such other address within the United States as may be designated from time to time by the General Partner. The name and address of the registered agent for service of process on Mosaic OZF in the State of Delaware shall be Registered Agent Solutions, Inc., at the above address, or such other agent and address as may be designated from time to time by the General Partner.

1.6.　**Fiscal and Taxable Year.** The fiscal year and taxable year of Mosaic OZF shall be the calendar year (the "Fiscal Year"), unless such other taxable year is otherwise required by Section 706 of the Code.

1.7.　**Term.** The Term of Mosaic OZF commenced on the Formation Date and shall end on the earlier of (i) the tenth anniversary of the Final Closing Date, provided that the General Partner may extend the term of Mosaic OZF for a two-year period, in the General Partner's sole discretion, to allow for the orderly liquidation and distribution of Mosaic OZF's assets, and (ii) the date that Mosaic OZF is dissolved in accordance with the provisions of Article XIV hereof.

1.8.　**Filings.** Upon the execution of this LP Agreement by the parties hereto, the General Partner shall do, and continue to do, all things as may be required or advisable to continue and maintain Mosaic OZF as a limited partnership, qualified to do business in such jurisdictions as may be required, and to protect the limited liability of the Limited Partners in any jurisdiction in which Mosaic OZF shall transact business.

2.   **ARTICLE TWO: CONTRIBUTIONS AND LOANS**

2.1.   **Initial Contributions**. Sponsor has contributed $40,000 to the capital of Mosaic OZF, and the Property Owner has contributed $300,000 in the form of cash. Each Investor Partner has made a capital contribution to Mosaic OZF pursuant to an Investment Agreement executed by such Investor Partner. The foregoing capital contributions of Sponsor and the Investor Partners are referred to as "Capital Contributions."

2.2.   **Other Required Contributions**. No Partner shall have the obligation to contribute any capital to Mosaic OZF beyond the Capital Contributions described in Section 2.1. Without limitation, no such Partner shall, upon dissolution of Mosaic OZF or otherwise, be required to restore any deficit in such Partner's capital account.

2.3.   **Loans**.

2.3.1.   **In General**. Sponsor or its affiliates, may, but shall not be required to, lend money to Mosaic OZF in their sole discretion. No other Partner may lend money to Mosaic OZF without the prior written consent of the General Partner. Subject to applicable state laws regarding maximum allowable rates of interest, loans made by any Partner to Mosaic OZF pursuant to Section 2.3.1 ("Partner Loans") shall bear interest at the higher of (i) 8% per year, or (ii) the minimum rate necessary to avoid "imputed interest" under Section 7872 or other applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Such loans shall be payable on demand and shall be evidenced by one or more promissory notes.

2.3.2.   **Repayment of Loans**. After payment of (i) current and past due- debt service on liabilities of Mosaic OZF other than Partner Loans, and (ii) all operating expenses of Mosaic OZF, Mosaic OZF shall pay the current and past due- debt service on any outstanding Partner Loans before distributing any amount to any Partner pursuant to Article Four. Such loans shall be repaid *pro rata*, paying all past due interest first, then all past- due- principal, then all current interest, and then all current principal.

2.4.   **Other Provisions on Capital Contributions**. Except as otherwise provided in this LP Agreement or by law:

2.4.1.   No Partner shall be required to contribute any additional capital to Mosaic OZF;

2.4.2.   No Partner may withdraw any part of his capital from Mosaic OZF;

2.4.3.   No Partner shall be required to make any loans to Mosaic OZF;

2.4.4.   Loans by a Partner to Mosaic OZF shall not be considered a contribution of capital, shall not increase the capital account of the lending Partner, and shall not result in the adjustment of the number of Interest owned by a Partner, and the repayment of such loans by Mosaic OZF shall not decrease the capital accounts of the Partners making the loans;

2.4.5.   No interest shall be paid on any initial or additional capital contributed to Mosaic

OZF by any Partner;

2.4.6. Under any circumstance requiring a return of all or any portion of a capital contribution, no Partner shall have the right to receive property other than cash; and

2.4.7. No Partner shall be liable to any other Partner for the return of his or its capital.

2.5. **No Third-Party Beneficiaries**. Any obligation or right of the Partners to contribute capital under the terms of this LP Agreement does not confer any rights or benefits to or upon any person who is not a party to this LP Agreement.

3. **ARTICLE THREE: PERCENTAGE INTERESTS; CAPITAL ACCOUNTS**

3.1. **Percentage Interests**. The limited partnership interests of Mosaic OZF shall consist of "Percentage Interests." Initially, the Percentage Interest of each Partner shall be equally to a percentage equal to the Capital Contribution of such Partner divided by the aggregate Capital Contributions of all of the Partners. However, the General Partner may adjust the Percentage Interests of the Partners (i) to reflect the addition of additional Investor Partners, or (ii) otherwise to carry out the purposes of this LP Agreement. The General Partner may not, however, adjust the Percentage Interest of any Investor Partner relative to Sponsor or any other Investor Partner, except in the case of additional Capital Contributions.

3.2. **Capital Accounts**. A capital account shall be established and maintained for each Partner. Each Partner's capital account shall initially be credited with the amount of his Capital Contribution. Thereafter, the capital account of a Partner shall be increased by the amount of any additional contributions of the Partner and the amount of income or gain allocated to the Partner and decreased by the amount of any distributions to the Partner and the amount of loss or deduction allocated to the Partner, including expenditures of Mosaic OZF described in Section 705(a)(2)(B) of the Code. Unless otherwise specifically provided herein, the capital accounts of the Partners shall be adjusted and maintained in accordance with Code Section 704 and the regulations thereunder.

4. **ARTICLE FOUR: DISTRIBUTIONS AND ALLOCATIONS**

4.1. **Distributions**.

4.1.1. **In General**. Within thirty (30) days after the end of each calendar quarter, or at such other more frequent intervals as the General Partner shall determine, Mosaic OZF shall distribute its Available Cash as follows:

(a) First, the Available Cash shall be distributed to the Investor Partners in Mosaic OZF, including the Sponsor and Golaski Family, based on their investment in Mosaic OZF, until they have received their Preferred Return for the current year.

(b) Second, the balance of the Available Cash, if any, shall be distributed to the Investor Partners in Mosaic OZF, including the Sponsor and Golaski Family, based on their investment in Mosaic OZF, until they have received any shortfall in the Preferred Return for any prior year.

(c) Third, the balance of the Available Cash, if any, shall be distributed to the Investor Partners in Mosaic OZF, including the Sponsor and Golaski Family in their role as Investor Partners, based on their investment in Mosaic OZF

> (1) 50% to the Investor Partners, including Sponsor in its role as Investor Partner; and
>
> (2) 50% to Sponsor as a promoted interest.

until they have received a full return of their Unreturned Investment.

> (f) Fourth, the balance of the Available Cash, if any, shall be distributed:

> (1) 60% to the Investor Partners in Mosaic OZF, including the Sponsor and Golaski Family, based on their respective investments in the Companies; and
>
> (2) 40% to the Sponsor as a promoted interest.

All investor's returns are capped at a maximum of a multiple of 3.2. Investors may still maintain ownership in Mosaic 4537 or Mosaic OZF, but no longer receive a return after reaching the return cap amount. In other words, an investment of $1,000 may return a maximum of $3,200 including the original investment amount

4.1.2. Distributions Among Investor Partner**s**. Any distributions made to Investor Partners as a group pursuant to Section 4.1.1 shall be made among the Investor Partners in accordance with their respective Percentage Interests.

4.1.3. Definitions. The following definitions shall apply for purposes of this Section 4.1:

(a)   "Available Cash" means the cash of Mosaic OZF available for distribution to the Partners, in the sole discretion of the General Partner, taking into account, among other things, the cash flow from the operations of Mosaic OZF and the Project, the net proceeds from the sale or refinancing of the Project, debt service (including debt service on Partner Loans), amounts added to and released from reserve accounts established by the General Partner in its sole discretion, and all of the operating expenses of Mosaic OZF.

(b)   "Investor Partner" means a Partner that has made a Capital Contribution.

(c)   "Preferred Return" means an annual, cumulative, non-compounding return of 8.5 % on the Unreturned Investment of each Partner.

(d)   "Unreturned Investment" means, for each Partner, the Capital Contribution of such Partner reduced by any distributions received by such Partner pursuant to Section 4.1.1(b).

4.1.4. Distributions to Pay Personal Tax Liabilities. In the event that Mosaic OZF recognizes net gain or income for any taxable year, Mosaic OZF shall, taking into account its financial condition and other commitments, make a good faith effort to distribute to each Partner, no later than April 15th of the following year, an amount equal to the net gain or income allocated to such Partner, multiplied by the highest marginal tax rate for individuals then in effect under Section 1 of the Code plus the highest rate then in effect under applicable state law, if such amount has not already been distributed to such Partner pursuant to this Section 4.1. If any Partner receives a smaller or larger distribution pursuant to this Section than he would have received had the same aggregate amount been distributed pursuant to Section 4.1, then subsequent distributions shall be adjusted accordingly.

4.1.5. **Tax Withholding**. To the extent Mosaic OZF is required to pay over any amount to any federal, state, local or foreign governmental authority with respect to distributions or allocations to any Partner, the amount withheld shall be deemed to be a distribution in the amount of the withholding to that Partner. If the amount paid over was not withheld from an actual distribution (i) Mosaic OZF shall be entitled to withhold such amounts from subsequent distributions, and (ii) if no such subsequent distributions are anticipated for six (6) months, the Partner shall, at the request of Mosaic OZF, promptly reimburse Mosaic OZF for the amount paid over.

4.1.6. **Assets Distributed in Kind**. If Mosaic OZF distributes non-cash assets to the Partners, including but not limited to promissory notes (excluding any promissory notes related to the NMTC transaction), each Partner shall receive a *pro rata* share of such non-cash assets.

4.1.7. **Manner of Distribution**. All distributions to the Partners will be made as Automated Clearing House (ACH) deposits into an account designated by each Partner. If a Partner does not authorize Mosaic OZF to make such ACH distributions into a designated Partner account, distributions to such Partner will be made by check and mailed to such Partner after deduction by Mosaic OZF from each check of a Fifty Dollar ($50) processing fee.

4.1.8. **Other Rules Governing Distributions**. No distribution prohibited by the Act or not specifically authorized under this LP Agreement shall be made by Mosaic OZF to any Partner in his or its capacity as a Partner. A Partner who receives a distribution prohibited by the Act shall be liable as provided therein.

4.2. **Allocations of Profits and Losses**.

4.2.1. **General Rule: Allocations Follow Cash**. Mosaic OZF shall seek to allocate its income, gains, losses, deductions, and expenses ("Tax Items") in a manner so that (i) such allocations have "substantial economic effect" as defined in Section 704(b) of the Code and the regulations issued thereunder (the "Regulations") and otherwise comply with applicable tax laws; (ii) each Partner is allocated income equal to the sum of (A) the losses he, she, or it is allocated, and (B) the cash profits he, she, or it receives; and (iii) after taking into account the allocations for each year as well as such factors as the value of Mosaic OZF's assets, the allocations likely to be made to each Partner in the future, and the distributions each Partner is likely to receive, the balance of each Partner's capital account at the time of the liquidation of Mosaic OZF will be equal to the amount such Partner is entitled to receive pursuant to this LP Agreement. That is, the allocation of Mosaic OZF's Tax Items, should, to the extent reasonably possible, following the actual and anticipated distributions of cash, in the discretion of the General Partner. In making allocations the General Partner shall use reasonable efforts to comply with applicable tax laws, including without limitation through incorporation of a "qualified income offset," a "gross income allocation," and a "minimum gain chargeback," as such terms or concepts are specified in the Regulations. The General Partner shall be conclusively deemed to have used reasonable effort if it has sought and obtained advice from counsel.

4.2.2. Losses and Income Attributable to Partner Loans. In the event Mosaic OZF recognizes a loss attributable to loans from the Partners, then such loss, as well as any income recognized by Mosaic OZF as a result of the repayment of such loan (including debt forgiveness income), shall be allocated to the Partner(s) making such loan.

4.2.3. Allocations Relating to Taxable Issuance of Interest. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of an interest in Mosaic OZF by Mosaic OZF to a Partner (the "Issuance Items") shall be allocated among the Partners so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this LP Agreement to each Partner, shall be equal to the net amount that would have been allocated to each such Partner if the Issuance Items had not been realized.

4.2.4. Section 754 Election. Mosaic OZF may, but shall not be required to, make an election under Section 754 of the Code at the request of any Partner. Mosaic OZF may condition its consent to make such an election on the agreement of the requesting Partner to pay directly or reimburse Mosaic OZF for any costs incurred in connection with such election or the calculations required as a result of such an election.

4.2.5. Pre-Distribution Adjustment. In the event property of Mosaic OZF is distributed to one or more the Partners in kind, there shall be allocated to the Partners the amount of income, gain or loss which Mosaic OZF would have recognized had such property been sold for its fair market value on the date of the distribution, to the extent such income, gain or loss has not previously been allocated among the Partners. The allocation described in this Section is referred to as the "Pre-Distribution Adjustment."

5.   **ARTICLE FIVE: MANAGEMENT**

5.1.   **Management by General Partner.**

5.1.1. In General. The business and affairs of Mosaic OZF shall be directed, managed, and controlled by the General Partner.

5.1.2. Powers of General Partner. The General Partner shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of Mosaic OZF, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of Mosaic OZF, and to perform any and all other acts or activities customary or incidental to the management of Mosaic OZF's business.

5.1.3. Examples of General Partner's Authority. Without limiting the grant of authority set forth in Section 5.1.2, the General Partner shall have the power to (i) admit new Partners on such terms as the General Partner may determine; (ii) engage the services of third parties to perform services; (iii) make all decisions regarding the Project and Mosaic OZF's interest in Project entities; (iv) enter into leases and any other contracts of any kind; (v) incur indebtedness on behalf of Mosaic OZF, whether to banks or other lenders; (vi) determine the timing and amount of distributions; (vii) determine the information to be provided to the Partners; (viii) grant liens and other encumbrances on Mosaic OZF's assets; (ix) file and settle lawsuits on behalf of Mosaic OZF; (x) file a petition in bankruptcy; (xi) sell or otherwise dispose of all or substantially all of Mosaic OZF's business or assets, including but not limited to the properties or Mosaic OZF's or Mosaic OZF's interest in any Mosaic OZF property, in the ordinary course of business or otherwise; (xii) discontinue the business of Mosaic OZF or any property owned by Mosaic OZF; and (xiii) dissolve Mosaic OZF.

5.2.   **Resignation**. A General Partner may resign at any time by giving written notice to all of the Partners. The resignation of a General Partner shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The resignation of a General Partner shall not affect his rights as a Partner and shall not constitute a withdrawal of a Partner.

5.3.   **Standard of Care**. The General Partner shall conduct Mosaic OZF's business using its business judgment.

5.4.   **Appointment of General Partner**. In the event of the resignation of a General Partner, a new General Partner shall be appointed by the resigning General Partner.

5.5.   **Restrictions on Partners**. Except as expressly provided otherwise in this LP Agreement, Partners who are not also the General Partner shall not be entitled to participate in the management or control of Mosaic OZF, nor shall any such Partner hold himself out as having such authority. Unless authorized to do so by the General Partner, no attorney-in-fact, employee or other agent of Mosaic OZF shall have any power or authority to bind Mosaic OZF in any way, to pledge its credit or to render it liable pecuniary for any purpose. No Partner shall have any power or authority to bind Mosaic OZF unless the Partner has been authorized by the General Partner in writing to act as an agent of Mosaic OZF in accordance with the previous sentence.

5.6.   **Officers**. The General Partner may, from time to time, designate one or more persons to serve as officers of Mosaic OZF, with such titles, responsibilities, compensation, and terms of office as the General Partner may designate. Any officer may be removed by the General Partner with or without cause. The appointment of an officer shall not in itself create contract rights.

5.7.   **Time Commitment**. The General Partner shall devote such time to the business and affairs of Mosaic OZF as the General Partner may determine in its sole and absolute discretion.

5.8.   **Compensation of General** partner **and its Affiliates**.

5.8.1.   **Acquisition Fee**. The General Partner is not charging an acquisition fee.

5.8.2.   **Asset Management Fee**. Each month, the General Partner shall be entitled to an asset management fee equal to one (1%) of the aggregate capital account balances of the Partners on the last day of the previous month.

5.8.3.   **Fees for Other Services**. The General Partner may engage itself or its affiliates to perform services on behalf of Mosaic OZF, provided that any compensation paid by Mosaic OZF for such services shall be (i) fair to Mosaic OZF, (ii) comparable to the compensation that would be paid to unrelated parties, and (iii) promptly disclosed to all of the Partners.

6.   **ARTICLE SIX: OTHER BUSINESSES; INDEMNIFICATION; CONFIDENTIALITY**

6.1. **Other Businesses**. Each Partner and General Partner may engage in any business whatsoever, including a business that is competitive with the business of Mosaic OZF, and the other Partners shall have no interest in such businesses and no claims on account of such businesses, whether such claims arise under the doctrine of "corporate opportunity," an alleged fiduciary obligation owed to Mosaic OZF or its Partners, or otherwise.

6.2. **Exculpation and Indemnification**

6.2.1. **Exculpation**.

(a) **Covered Persons**. As used in this Section 6.2, the term "<u>Covered Person</u>" means the General Partner and its affiliates and the officers, employees, and agents of Mosaic OZF, acting within the scope of their authority.

(b) **Standard of Care**. No Covered Person shall be liable to Mosaic OZF for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in the good-faith business judgment of such Covered Person, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c) **Good Faith Reliance**. A Covered Person shall be fully protected in relying in good faith upon the records of Mosaic OZF and upon such information, opinions, reports, or statements (including financial statements and information) of the following persons: (i) another Covered Person; (ii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of Mosaic OZF; or (iii) any other person selected in good faith by or on behalf of Mosaic OZF, in each case as to matters that such relying Covered Person reasonably believes to be within such other person's professional or expert competence. The preceding sentence shall in no way limit any person's right to rely on information to the extent provided in the Act.

6.2.2. **Liabilities and Duties of Covered Persons**.

(a) **Limitation of Liability**. This LP Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each Partner and Mosaic OZF hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to Mosaic OZF are only as expressly set forth in this LP Agreement. The provisions of this LP Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of such Covered Person.

(b) **Duties**. Whenever a Covered Person is permitted or required to make a decision, the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting Mosaic OZF or any other person. Whenever in this LP Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this LP Agreement or any other applicable law.

6.2.3. **Indemnification**.

(a)   **Indemnification**. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits Mosaic OZF to provide broader indemnification rights than the Act permitted Mosaic OZF to provide prior to such amendment, substitution or replacement), Mosaic OZF shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of any act or omission or alleged act or omission performed or omitted to be performed by such Covered Person on behalf of Mosaic OZF in connection with the business of Mosaic OZF; provided, that (i) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of Mosaic OZF and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (ii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, non-appealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(b)   **Reimbursement**. Mosaic OZF shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 6.2.3; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this Section 6.2.3, then such Covered Person shall promptly reimburse Mosaic OZF for any reimbursed or advanced expenses.

(c)   **Entitlement to Indemnity**. The indemnification provided by this Section 6.2.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this Section 6.2.3 shall continue to afford protection to each Covered Person regardless whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 6.2.3 and shall inure to the benefit of the executors, administrators, and legal representative of such Covered Person.

(d)   **Insurance**. To the extent available on commercially reasonable terms, Mosaic OZF may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the General Partner may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse Mosaic OZF for any amounts previously paid to such Covered Person by Mosaic OZF in respect of such Losses.

(e) **Funding of Indemnification Obligation**. Any indemnification by Mosaic OZF pursuant to this Section 6.2.3 shall be provided out of and to the extent of Partnership assets only, and no Partner shall have personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnification obligation.

(f) **Savings Clause**. If this Section 6.2.3 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then Mosaic OZF shall nevertheless indemnify and hold harmless each Covered Person pursuant to this Section 6.2.3 to the fullest extent permitted by any applicable portion of this Section 6.3 that shall not have been invalidated and to the fullest extent permitted by applicable law.

6.2.4. **Amendment**. The provisions of this Section 6.2 shall be a contract between Mosaic OZF, on the one hand, and each Covered Person who served in such capacity at any time while this Section is in effect, on the other hand, pursuant to which Mosaic OZF and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this Section that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

6.2.5. **Survival**. The provisions of this Section 6.2 shall survive the dissolution, liquidation, winding up, and termination of Mosaic OZF.

6.3. **Confidentiality**. For as long as he, she, or it owns an interest in Mosaic OZF and at all times thereafter, no Investor Partner shall divulge to any person or entity, or use for his or its own benefit or the benefit of any person, any information of Mosaic OZF of a confidential or proprietary nature, including, but not limited to (i) financial information; (ii) designs, drawings, plans, and specifications; (iii) the business methods, systems, or practices used by Mosaic OZF; and (iii) the identity of Mosaic OZF's Partners, customers, or suppliers. The foregoing shall not apply to information that is in the public domain or that an Investor Partner is required to disclose by legal process.

7. **ARTICLE SEVEN: BANK ACCOUNTS; BOOKS OF ACCOUNT; REPORTS**

7.1. **Bank Accounts**. Funds of Mosaic OZF may be deposited in accounts at banks or other institutions selected by the General Partner. Withdrawals from any such account or accounts shall be made in Mosaic OZF's name upon the signature of such persons as the General Partner may designate. Funds in any such account shall not be commingled with the funds of any Partner.

7.2. **Books and Records of Account**. Mosaic OZF shall keep at its principal offices books and records of account of Mosaic OZF which shall reflect a full and accurate record of each transaction of

Mosaic OZF.

7.3. **Annual Financial Statements and Reports**. Within a reasonable period after the close of each fiscal year, Mosaic OZF shall furnish to each Partner with respect to such fiscal year (i) a statement showing in reasonable detail the computation of the amount distributed under Section 4.1, (ii) a balance sheet of Mosaic OZF, (iii) a statement of income and expenses, and (iv) such information from Mosaic OZF's annual information return as is necessary for the Partners to prepare their Federal, state and local income tax returns. The financial statements of Mosaic OZF need not be audited by an independent certified public accounting firm unless the General Partner so elects.

7.4. **Reports Required by Law**. If Mosaic OZF has engaged in an Offering exempt from registration under Section 4(a)(6) of the Securities Act of 1933, then Mosaic OZF shall provide all Investor Partners (not just those who acquired their Percentage Interests in a particular Offering) with information as required by 17 CFR 227.202, in addition to the information required by Section 7.3.

7.5. **Right of Inspection**.

7.5.1. **In General**. If a Partner wishes additional information or to inspect the books and records of Mosaic OZF for a *bona fide* purpose, the following procedure shall be followed: (i) such Partner shall notify the General Partner, setting forth in reasonable detail the information requested and the reason for the request; (ii) within sixty (60) days after such a request, the General Partner shall respond to the request by either providing the information requested or scheduling a date (not more than 90 days after the initial request) for the Partner to inspect Mosaic OZF's records; (iii) any inspection of Mosaic OZF's records shall be at the sole cost and expense of the requesting Partner; and (iv) the requesting Partner shall reimburse Mosaic OZF for any reasonable costs incurred by Mosaic OZF in responding to the Partner's request and making information available to the Partner.

7.5.2. **Bona Fide Purpose**. The General Partner shall not be required to respond to a request for information or to inspect the books and records of Mosaic OZF if the General Partner believes such request is made to harass Mosaic OZF or the General Partner, to seek confidential information about Mosaic OZF, or for any other purpose other than a *bona fide* purpose.

7.5.3. **Representative**. An inspection of Mosaic OZF's books and records may be conducted by an authorized representative of a Partner, provided such authorized representative is an attorney or a licensed certified public accountant and is reasonably satisfactory to the General Partner.

7.5.4. **Restrictions**. The following restrictions shall apply to any request for information or to inspect the books and records of Mosaic OZF:

(a) No Partner shall have a right to a list of the Investor Partners or any information regarding the Investor Partners.

(b) Before providing additional information or allowing a Partner to inspect Mosaic OZF's records, the General Partner may require such Partner to execute a confidentiality agreement satisfactory to the General Partner.

(c) No Partner shall have the right to any trade secrets of Mosaic OZF or any other information the General Partner deems highly sensitive and confidential.

(d)	No Partner may review the books and records of Mosaic OZF more than once during any twelve (12) month period.

(e)	Any review of Mosaic OZF's books and records shall be scheduled in a manner to minimize disruption to Mosaic OZF's business.

(f)	A representative of Mosaic OZF may be present at any inspection of Mosaic OZF's books and records.

(g)	If more than one Partner has asked to review Mosaic OZF's books and records, the General Partner may require the requesting Partners to consolidate their request and appoint a single representative to conduct such review on behalf of all requested Partners.

(h)	The General Partner may impose additional reasonable restrictions for the purpose of protecting Mosaic OZF and the Partners.

7.6.	**Tax Matters**.

7.6.1.	**Designation**. The General Partner shall be designated as the "tax matters partner" (as defined in Code Section 6231 before it was amended by the Bipartisan Budget Act of 2015 ("BBA")) (the "Tax Matters Partner") and, for tax years beginning on or after January 1, 2018, the "Partnership representative" (the "Partnership Representative") as provided in Code Section 6223(a) (as amended by the BBA). Any expenses incurred by the General Partner in carrying out its responsibilities and duties as Tax Matters Partner or Partnership Representative shall be an expense of Mosaic OZF.

7.6.2.	**Examinations and Audits**. The Tax Matters Partner and Partnership Representative are authorized to represent Mosaic OZF in connection with all examinations of the affairs of Mosaic OZF by any taxing authority, including any resulting administrative and judicial proceedings, and to expend funds of Mosaic OZF for professional services and costs associated therewith. Each Partner agrees to cooperate with the Tax Matters Partner and Partnership Representative and to do or refrain from doing any or all things reasonably requested by the Tax Matters Partner or Partnership Representative with respect to the conduct of examinations by taxing authorities and any resulting proceedings. Each Partner agrees that any action taken by the Tax Matters Partner or Partnership Representative in connection with audits of Mosaic OZF shall be binding upon such Partners and that such Partner shall not independently act with respect to tax audits or tax litigation affecting Mosaic OZF. The Tax Matters Partner and Partnership Representative shall have sole discretion to determine whether Mosaic OZF (either on its own behalf or on behalf of the Partners) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

7.6.3.	**Elections and Procedures**. In the event of an audit of Mosaic OZF that is subject to Mosaic OZF audit procedures enacted under Section 1101 of the BBA (the "BBA Procedures"), Mosaic OZF Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by Mosaic OZF Representative or Mosaic OZF under the BBA Procedures (including any election under Code Section 6226 as amended by the BBA). If an election under Code Section 6226(a) (as amended by the BBA) is made, Mosaic OZF shall furnish to each

Partner for the year under audit a statement of the Partner's share of any adjustment set forth in the notice of final Partnership adjustment, and each Partner shall take such adjustment into account as required under Code Section 6226(b) (as amended by the BBA).

7.6.4.   **Tax Returns and Tax Deficiencies**. Each Partner agrees that such Partner shall not treat any Partnership item inconsistently on such Partner's federal, state, foreign or other income tax return with the treatment of the item on Mosaic OZF's return. Any deficiency for taxes imposed on any Partner (including penalties, additions to tax or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code Section 6226 as amended by the BBA) will be paid by such Partner and if required to be paid (and actually paid) by Mosaic OZF, will be recoverable from such Partner.

7.6.5.   **Tax Returns**. The General Partner shall cause to be prepared and timely filed all tax returns required to be filed by or for Mosaic OZF.

8.   **ARTICLE EIGHT: TRANSFERS OF SHARES**

8.1.   **Voluntary Transfers**.

8.1.1.   **Generally**. No Investor Partner shall sell, transfer, assign or encumber all or any portion of his or its Interest, with or without consideration, without the prior written consent of the General Partner, which may be withheld in the sole discretion of the General Partner. In the event a Partner proposes to transfer all or portion of his or its Interest, the General Partner may impose reasonable conditions including but not limited to: (i) the transferee shall execute a counterpart of this LP Agreement; (ii) the transferor shall provide Mosaic OZF with an opinion of counsel, satisfactory in form and substance to Mosaic OZF's counsel, stating that the transfer is exempt from registration under the Securities Act of 1933 and other applicable securities laws; and (iii) the transferor and transferee shall together reimburse Mosaic OZF for any reasonable expenses they incur in connection with the transfer or encumbrance, including attorneys' fees.

8.1.2.   **Prohibited Transfers**. No transfer of Interest shall be permitted if, in the judgment of the General Partner, such transfer would (i) cause Mosaic OZF to be treated as a publicly traded partnership as defined in Section 7704 of the Code, (ii) result in "benefit plan Investors" (as such term is defined in regulations issued by the Treasury Department) holding, in the aggregate, Twenty Five Percent (25%) or more of the value of any class of equity interests in Mosaic OZF, or (iii) together with other transfers within the preceding twelve (12) months, result in the termination of Mosaic OZF under Section 708 of the Code.

8.1.3.   **First Right of Refusal**.

(a)   **In General**. In the event an Investor Partner (the "Selling Partner") receives an offer from a third party to acquire all or a portion of his, her, or its Percentage Interest (the "Transfer Interest"), then he, she, or it shall notify the Sponsor, specifying the Percentage Interest to be purchased, the purchase price, the approximate closing date, the form of consideration, and such other terms and conditions of the proposed transaction that have been agreed with the proposed purchaser (the "Sales Notice"). Within thirty (30) days after receipt of the Sales Notice the Sponsor shall notify the Selling Partner whether the Sponsor (or a person designated by the Sponsor) elects to purchase the entire

Transfer Interest on the terms set forth in the Sales Notice.

(b)   **Special Rules**. The following rules shall apply for purposes of this Section:

(1)   If the Sponsor elects not to purchase the Transfer Interest, or fails to respond to the Sales Notice within the thirty (30) day period described above, the Selling Partner may proceed with the sale to the proposed purchaser, subject to Section 8.1.1.

(2)   If the Sponsor elects to purchase the Transfer Interest, it shall do so within thirty (30) days.

(3)   If the Sponsor elects not to purchase the Transfer Interest, or fails to respond to the Sales Notice within the thirty (30) day period described above, and the Selling Partner and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradeable securities to deferred payment obligations or non-tradeable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Partner and the purchaser shall be treated as a new offer and shall again be subject to this Section.

(4)   If the Sponsor elects to purchase the Transfer Interest in accordance with this Section, such election shall have the same binding effect as the then-current agreement between the Selling Partner and the proposed purchaser. Thus, for example, if the Selling Partner and the purchaser have entered into a non-binding letter of intent but have not entered into a binding definitive agreement, the election of the Sponsor shall have the effect of a non-binding letter of intent with the Selling Partner. Conversely, if the Selling Partner and the purchaser have entered into a binding definitive agreement, the election of the Sponsor shall have the effect of a binding definitive agreement. If the Selling Partner and the Sponsor are deemed by this subsection to have entered into only a non-binding letter of intent, neither shall be bound to consummate a transaction if they are unable to agree to the terms of a binding agreement.

8.1.4.   **Admission of Transferee**. Any permitted transferee of Interest shall be admitted to Mosaic OZF as a Partner on the date agreed by the transferor, the transferee, and the General Partner.

8.1.5.   **Exempt Transfers**. The following transactions shall be exempt from the provisions of Section 8.1:

(a)   A transfer to or for the benefit of any spouse, child or grandchild of an Investor Partner, or to a trust for their exclusive benefit;

(b)   Any transfer pursuant to an effective registration statement filed by Mosaic OZF under the Securities Act of 1933, as amended; and

(c)   The sale of all or substantially all of the interests of Mosaic OZF (including pursuant to a merger or consolidation);

shall remain subject to this LP Agreement, (ii) the transferee shall, as a condition to such transfer, deliver to Mosaic OZF a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this LP Agreement, and (iii) the transferred Interest shall not thereafter be transferred further in reliance on Section 8.1.5(a).

8.1.6.   **Application to Certain Entities**. In the case of an Investor Partner that is a Special Purpose Entity, the restrictions set forth in Section 8.1 shall apply to indirect transfers of interests in Mosaic OZF by transfers of interests in such entity (whether by transfer of an existing interest or the issuance of new interests), as well as to direct transfers. A "<u>Special Purpose Entity</u>" means (i) an entity formed or availed of principally for the purpose of acquiring or holding an interest in Mosaic OZF, and (ii) any entity if the purchase price of its interest in Mosaic OZF represents at least seventy percent (70%) of its capital.

8.1.7.   **Other Transfers Void**. Transfers in contravention of this Section shall be null, void and of no force or effect whatsoever, and the Partners agree that any such transfer may and should be enjoined.

8.2.   **Death, Insolvency, Etc**. Neither the death, disability, bankruptcy, or insolvency of a Partner, nor the occurrence of any other voluntary or involuntary event with respect to a Partner, shall give Mosaic OZF or any Partner the right to purchase such Partner's Interest, nor give the Partner himself (or his heirs, assigns, or representatives) the right to sell such Interest to Mosaic OZF or any other Partner. Instead, such Partner or his heirs, assigns, or legal representatives shall remain a Partner subject to the terms and conditions of this LP Agreement.

8.3.   **Incorporation**. If the General Partner determines that the business of Mosaic OZF should be conducted in a corporation rather than in a limited partnership, whether for tax or other reasons, each Partner shall cooperate in transferring the business to a newly-formed corporation and shall execute such agreements as the General Partner may reasonably determine are necessary or appropriate, consistent with the terms of this LP Agreement. In such event each Partner shall receive stock in the newly-formed corporation equivalent to his or its Interest.

8.4.   **Drag-Along Right**. In the event the General Partner approves a sale or other disposition of all of the interests in Mosaic OZF, then, upon notice of the sale or other disposition, each Partner shall execute such documents or instruments as may be requested by the General Partner to effectuate such sale or other disposition and shall otherwise cooperate with the General Partner. The following rules shall apply to any such sale or other disposition: (i) each Investor Partner shall represent that he, she, or it owns his or its Interest free and clear of all liens and other encumbrances, that he, she, or it has the power to enter into the transaction, and whether he, she, or it is a U.S. person, but shall not be required to make any other representations or warranties; (ii) each Investor Partner shall grant to the General Partner a power of attorney to act on behalf of such Investor Partner in connection with such sale or other disposition; and (iii) each Investor Partner shall receive, as consideration for such sale or other disposition, the same amount he, she, or it would have received had all or substantially all of the assets of Mosaic OZF been sold and the net proceeds distributed in liquidation of Mosaic OZF.

8.5.   **Waiver of Appraisal Rights**. Each Partner hereby waives any contractual appraisal rights such Partner may otherwise have pursuant to the Act or otherwise, as well as any "dissenter's rights."

8.6.   **Withdrawal**. An Investor Partner may withdraw from Mosaic OZF by giving at least ninety (90) days' notice to the General Partner. The withdrawing Investor Partner shall be entitled to no distributions or payments from Partnership on account of his withdrawal, nor shall he be indemnified against liabilities of Partnership. For purposes of this Section, an Investor Partner who transfers his Interest pursuant to (i) a transfer permitted under Section 8.1, or (ii) an involuntary transfer by operation of law, shall not be treated as thereby withdrawing from Partnership.

9. **ARTICLE NINE: DISSOLUTION AND LIQUIDATION**

9.1. **Dissolution**. Mosaic OZF shall be dissolved only upon (i) the determination of the General Partner to dissolve, or (ii) the entry of a judicial decree of dissolution. Dissolution shall be effective on the date designated by the General Partner, but Mosaic OZF shall not terminate until liquidation of Mosaic OZF has been completed in accordance with the provisions of Section 9.2.

10. **Liquidation**.

10.1.1. **Generally**. If Mosaic OZF is dissolved, Mosaic OZF's assets shall be liquidated, and no further business shall be conducted by Mosaic OZF except for such action as shall be necessary to wind-up its affairs and distribute its assets to the Partners pursuant to the provisions of this Article Nine. Upon such dissolution, the General Partner shall have full authority to wind-up the affairs of Mosaic OZF and to make final distribution as provided herein.

10.1.2. **Distribution of Assets**. After liquidation of Mosaic OZF, the assets of Mosaic OZF shall be distributed as set forth in Article Four.

10.1.3. **Distributions In Kind**. The assets of Mosaic OZF shall be liquidated as promptly as possible so as to permit distributions in cash, but such liquidation shall be made in an orderly manner so as to avoid undue losses attendant upon liquidation. In the event that in the General Partner' opinion complete liquidation of the assets of Mosaic OZF within a reasonable period of time proves impractical, assets of Mosaic OZF other than cash may be distributed to the Partners in kind but only after all cash and cash-equivalents have first been distributed and after the Pre-Distribution Adjustment.

10.1.4. **Statement of Account**. Each Partner shall be furnished with a statement prepared by Mosaic OZF's accountants, which shall set forth the assets and liabilities of Mosaic OZF as of the date of complete liquidation, and the capital account of each Partner immediately prior to any distribution in liquidation.

11. **ARTICLE TEN: POWER OF ATTORNEY**

11.1. **In General**. The General Partner shall at all times during the term of Mosaic OZF have a special and limited power of attorney as the attorney-in-fact for each Investor Partner, with power and authority to act in the name and on behalf of each such Investor Partner, to execute, acknowledge, and swear to in the execution, acknowledgement and filing of documents which are not inconsistent with the provisions of this LP Agreement and which may include, by way of illustration but not by limitation, the following:

11.1.1. This LP Agreement and any amendment of this LP Agreement authorized under Section 11.1;

11.1.2. Any other instrument or document that may be required to be filed by Mosaic OZF under the laws of any state or by any governmental agency or which the General Partner shall deem it advisable to file;

11.1.3. Any instrument or document that may be required to affect the continuation of Mosaic OZF, the admission of new Partners, or the dissolution and termination of Mosaic OZF; and

11.1.4. Any and all other instruments as the General Partner may deem necessary or desirable to effect the purposes of this LP Agreement and carry out fully its provisions.

11.2. **Terms of Power of Attorney**. The special and limited power of attorney of the General Partner (i) is a special power of attorney coupled with the interest of the General Partner in Mosaic OZF, and its assets, is irrevocable, shall survive the death, incapacity, termination or dissolution of the granting Investor Partner, and is limited to those matters herein set forth; (ii) may be exercised by the Manager by an through one or more of the officers of the General Partner for each of the Investor Partners by the signature of the General Partner acting as attorney-in-fact for all of the Investor Partners, together with a list of all Investor Partners executing such instrument by their attorney-in-fact or by such other method as may be required or requested in connection with the recording or filing of any instrument or other document so executed; and (iii) shall survive an assignment by an Investor Partner of all or any portion of his, her or its Percentage Interest except that, where the assignee of the Percentage Interest owned by the Investor Partner has been approved by the General Partner for admission to Mosaic OZF, the special power of attorney shall survive such assignment for the sole purpose of enabling the General Partner to execute, acknowledge and file any instrument or document necessary to effect such substitution.

11.3. **Notice to Investor Partners**. The General Partner shall promptly furnish to each Investor Partner a copy of any amendment to this LP Agreement executed by the Manager pursuant to a power of attorney from such Investor Partner.

12. **ARTICLE ELEVEN: MISCELLANEOUS**

12.1. **Amendments**.

12.1.1. **Amendments by General Partner.** The General Partner may amend this LP Agreement without the consent of the Investor Partners, including, without limitation, to (i) correct typographical mistakes; (ii) reflect the admission of additional Partners; and (iii) comply with applicable law.

12.1.2. **Limitation.** Notwithstanding Section 11.1.1, without the consent of each affected Investor Partner, the General Partner may not adopt any amendment that would (i) amend this Section 11.1.2, (ii) require any Investor Partner to make additional Capital Contributions, (iii) impose personal liability on any Investor Partner, (iv) change an Investor Partner's share of distributions relative to other Partners who are Investor Partners on the date hereof, or (v) give Sponsor itself a superior right to distributions vis-à-vis the Investor Partners than is currently provided in Article Four.

12.2. **Waivers**. No delay in the exercise of any right shall be deemed a waiver thereof, nor shall the waiver of a right or remedy in a particular instance constitute a waiver of such right or remedy generally.

12.3. **Assignment by Sponsor**. Sponsor may assign its Percentage Interest and its interest in this

LP Agreement to any other entity controlled by or under common control with Sponsor.

12.4. **Notices**. Any notice or document required or permitted to be given under this LP Agreement may be given by a party or by its legal counsel and shall be deemed to be given by electronic mail with transmission acknowledgment, to the principal business address of Mosaic OZF, if to Mosaic OZF or the General Partner, to the email address of an Investor Partner provided by such Investor Partner, or such other address or addresses as the parties may designate from time to time by notice satisfactory under this Section.

12.5. **Electronic Delivery**. Each Partner hereby agrees that all communications with Mosaic OZF, including all tax forms, shall be via electronic delivery.

12.6. **Governing Law**. This LP Agreement shall be governed by the internal laws of Delaware without giving effect to the principles of conflicts of laws. Each Partner hereby (i) consents to the personal jurisdiction of the Delaware courts or the Federal courts located in Delaware, (ii) agrees that all disputes arising from this LP Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personal jurisdiction over such Partner, (iv) consents to service of process by notice sent by regular mail to the address set forth on Schedule A and/or by any means authorized by Delaware law, and (v) if such Partner is not otherwise subject to service of process in Delaware, agrees to appoint and maintain an agent in Delaware to accept service, and to notify Mosaic OZF of the name and address of such agent.

12.7. **Waiver of Jury Trial**. Each Partner acknowledges and agrees that any controversy that may arise under this LP Agreement is likely to involve complicated and difficult issues and, therefore, each Partner irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this LP Agreement.

12.8. **Signature in Counterparts**. This LP Agreement may be signed in counterparts, each of which shall be deemed to be a fully-executed original.

12.9. **Signature by Facsimile or Email**. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this LP Agreement.

12.10. **No Third-Party Beneficiaries**. Except as otherwise specifically provided in this LP Agreement, this LP Agreement is made for the sole benefit of the parties. No other persons shall have any rights or remedies by reason of this LP Agreement against any of the parties or shall be considered to be third party beneficiaries of this LP Agreement in any way.

12.11. **Binding Effect**. This LP Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

12.12. **Titles and Captions**. All article, Section and paragraph titles and captions contained in this LP Agreement are for convenience only and are not deemed a part of the context hereof.

12.13. **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

12.14. **Execution by Investor Partners**. It is anticipated that this LP Agreement will be executed by Investor Partners through the execution of a separate Investment Agreement.

12.15. **Days**. Any period of days mandated under this LP Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

12.16. **Entire LP Agreement**. This LP Agreement constitutes the entire agreement among the parties with respect to its subject matter and supersedes all prior agreements and understandings.

IN WITNESS WHEREOF, the parties have executed this LP Agreement as of the date first written above.

By: **MOSAIC OPPORTUNITY ZONE FUND, LP**

By: **Mosaic Opportunity Zone GP, LLC**,
a Delaware limited liability company, its
General Partner

By: /s/ Gregory Reaves [SIGNATURE ON FILE]
Gregory Reaves, Managing Member

EXHIBIT K: SUMMARY OF THE LIMITED PARTNERSHIP AGREEMENT

Overview

The following summarizes some of the most important provisions of Mosaic OZF's Limited Partnership Agreement, or ("LP Agreement"). This summary is qualified in its entirety by the actual LP Agreement, which is attached to this Form C.

Formation and Ownership

Mosaic OZF was formed in Delaware pursuant to the Delaware Revised Uniform Limited Partnership Act.

Initially, Mosaic OZF will be owned only by the General Partner and by the Investors. In the future, if more capital is required, the General Partner could admit additional owners.

In this summary, the owners of Mosaic OZF are referred to as "Partners."

Management

Mosaic OZF and its business will be managed by the General Partner, which has complete discretion over all aspects of Mosaic OZF's business. For example, the General Partner may (i) admit new Partners to Mosaic OZF; (i) sell or refinance the Project; (iii) change the name or characteristics of the Project; (iv) determine the timing and amount of distributions; and (v) determine the information to be provided to the Partners.

Obligation to Contribute Capital

After an Investor pays for his, her, or its Investor Interest, the Investor will not be required to make any further contributions to Mosaic OZF. However, if an Investor or other Partner has received a distribution from Mosaic OZF wrongfully or by mistake, the Investor might have to pay it back.

Personal Liability

No Investor will be personally liable for any of the debts or obligations of Mosaic OZF.

Distributions

Distributions from Mosaic OZF will be made in the manner described in disclosure items §227.201(m) – Terms of the Securities.

If additional Partners are admitted to Mosaic OZF in the future, they might have rights to distributions that are superior to the rights of Investors.

Transfers

No Partner may transfer his, her, or its Investor Interest without the consent of the General Partner. The only exceptions are for certain transfers to family Partners.

If a Partner wants to sell his, her, or its Investor Interest, they must first be offered to the General Partner.

Death, Disability, Etc.

If a Partner should die or become incapacitated, he, her, or its successors will continue to own the Investor Interest.

Fees to General partner **and Affiliates**

The General Partner and its affiliates will be entitled to certain fees and distributions described in disclosure item §227.201(r) – Transactions Between Mosaic OZF and "Insiders".

"Drag-Along" Right

If the General Partner wants to sell Mosaic OZF's business, it may affect the transaction as a sale of Mosaic OZF's assets or as a sale of all the interests in Mosaic OZF. In the latter case, Investors will be required to sell their Investor Interest as directed by the General Partner, receiving the same amount they would have received had the transaction been structured as a sale of assets.

Exculpation and Indemnification

The LP Agreement seeks to protect the General Partner from legal claims made by Partners to the maximum extent permitted by law. For example, it provides that the General Partner (i) is not subject to any fiduciary obligations to the Partners; (ii) will not be liable for any act or omission that does not constitute fraud or willful misconduct; and (iii) will be indemnified against most claims arising from its position as the General Partner of Mosaic OZF.

Rights to Information

Each year, Mosaic OZF will provide the Partners with (i) a statement showing in reasonable detail the computation of the amount distributed to the Partners; (ii) a balance sheet of Mosaic OZF; (iii) a statement of Mosaic OZF's income and expenses; and (iv) information for Partners to prepare their income tax returns. A Partner's right to see additional information or inspect the books and records of Mosaic OZF is limited by the LP Agreement.

Power of Attorney

Each Partner grants to the General Partner a limited power of attorney to execute documents relating to Mosaic OZF.

Electronic Delivery

All documents, including all tax-related documents, will be transmitted by Mosaic OZF to the Partners via electronic delivery.

Distributions to Pay Tax Liability

Mosaic OZF will generally be treated as a "pass-through entity" for Federal and State tax purposes. This means that the income of Mosaic OZF, if any, will be reported on the personal tax returns of the Partners. For any year in which Mosaic OZF reports taxable income or gains, it will try to distribute at least enough money for the Partners to pay their associated tax liabilities.

Amendment

The General Partner has broad discretion to amend the Limited Partnership Agreement without the consent of Partners, including amendments to correct typographical errors; to reflect the admission of additional Partners; to change Mosaic OZF's Business Plan; and to comply with applicable law. However, without the consent of each affected Partner, the General Partner may not adopt any amendment that would: (i) require a Partner to make additional capital contributions; (ii) impose personal liability on any Partner; (iii) change a Partner's share of distributions relative to other Partners; or (iv) change a Partner's share of distributions relative to the General Partner.

EXHIBIT L: FEDERAL INCOME TAX CONSEQUENCES FOR LP INVESTORS

OVERVIEW

The following summarizes some of the Federal income tax consequences of acquiring an LP Interest. This summary is based on the Internal Revenue Code (the "Code"), regulations issued by the Internal Revenue Service ("Regulations"), and administrative rulings and court decisions, all as they exist today. The tax laws, and therefore the Federal income tax consequences of acquiring an LP Interest, could change in the future.

This is only a summary, applicable to a generic investor. Your personal situation could differ. We encourage you to consult with your own tax advisor before investing.

CLASSIFICATION AS A PARTNERSHIP

Mosaic OZF will be treated as a partnership for Federal income tax purposes. If Mosaic OZF were treated as a corporation and not as a partnership, the operating profit or gain on sale of the Project would generally be subject to two levels of Federal income taxation. This would substantially reduce the economic return to Investors.

FEDERAL INCOME TAXATION OF THE COMPANY AND ITS OWNERS

Because it is treated as a partnership, Mosaic OZF itself will not be subject to Federal income taxes. Instead, each Investor will be required to report on his, her, or its personal Federal income tax return his, her, or its distributive share of Mosaic OZF's income, gains, losses, deductions and credits for the taxable year, whether or not actual distributions of cash or other property are made. Each Investor's distributive share of such items will be determined in accordance with the LP Agreement.

DEDUCTION OF LOSSES

Each Investor may deduct his, her, or its allocable share of Mosaic OZF's losses, if any, subject to the basis limitations of Code §704(d), the "at risk" rules of Code §465, and the "passive activity loss" rules of Code §469. Unused losses generally may be carried forward indefinitely. The use of tax losses generated by Mosaic OZF against other income may not provide a material benefit to Investors who do not have taxable passive income from other passive activities.

20% Deduction for Pass-Through Entities

Because Mosaic OZF will be treated as a partnership for Federal income tax purposes, Investors might be entitled to deduct up to 20% of the amount of taxable income and gains allocated to them by Mosaic OZF. Investors should consult with their personal tax advisors concerning the availability of this deduction in their personal tax circumstances.

TAX BASIS

Code §704(d) limits an Investor's loss to his, her, or its tax "basis" in his, her, or its Interest. An Investor's tax basis will initially equal his, her, or its capital contribution (i.e., the purchase price for the Interest). Thereafter, the Investor's basis generally will be increased by further capital contributions made by the Investor, his, her, or its allocable share of Mosaic OZF's taxable and tax-exempt income, and his, her, or its share of certain liabilities of Mosaic OZF. The Investor's basis generally will be decreased by the amount of any distributions he, she, or it receives, his, her, or its allocable share of Mosaic OZF's losses and deductions, and any decrease in his, her, or its share of Mosaic OZF's liabilities.

Limitations of Losses to Amounts at Risk

In the case of certain taxpayers, Code §465 limits the deductibility of losses from certain activities to the amount the taxpayer has "at risk" in the activities. An Investor subject to these rules will not be permitted to deduct his, her, or its allocable share of Mosaic OZF's losses to the extent the losses exceed the amount the Investor is considered to have at risk in Mosaic OZF. If an Investor's at-risk amount should fall below zero, he, she, or it would generally be required to "recapture" such amount by reporting additional income. An Investor generally will be considered at risk to the extent of his, her, or its cash contribution (i.e., the purchase price for the Interest), his, her, or its basis in other contributed property, and his, her, or its personal liability for repayments of borrowed amounts. The Investor's amount at risk will generally be increased by further contributions and his, her, or its allocable share of Mosaic OZF's income, and decreased by distributions he, she, or it receives and his, her, or its allocable share of Mosaic OZF's losses. With respect to amounts borrowed for investment in Mosaic OZF, an Investor will not be considered to be at risk even if he, she, or it is personally liable for repayment if the borrowing was from a person who has certain interests in Mosaic OZF other than an interest as a creditor. In all events, an Investor will not be treated as at risk to the extent his, her, or its investment is protected against loss through guarantees, stop-loss agreements or other similar arrangements.

LIMITATIONS ON LOSSES FROM PASSIVE ACTIVITIES

In the case of certain taxpayers, Code §469 generally provides for a disallowance of any loss attributable to "passive activities" to the extent the aggregate losses from all such passive activities exceed the aggregate income of the taxpayer from such passive activities. Losses that are disallowed under these rules for a given tax year may be carried forward to future years to be offset against passive activity income in such future years. Furthermore, upon the disposition of a taxpayer's entire interest in any passive activity, if all gain or loss realized on such disposition is recognized, and such disposition is not to a related party, any loss from such activity that was not previously allowed as a deduction and any loss from the activity for the current year is allowable as a deduction in such year, first against income or gain from the passive activity for the taxable year of disposition, including any gain recognized on the disposition, next against net income or gain for the taxable year from all passive activities and, finally, against any other income or gain.

Mosaic OZF will be treated as a passive activity to Investors. Hence, Investors generally will not be permitted to deduct their losses from Mosaic OZF except to the extent they have income from other passive activities. Similarly, tax credits arising from passive activity will be available only to offset tax from passive activity. However, all such losses, to the extent previously disallowed, will generally be deductible in the year an Investor disposes of his, her, or its Investor Interest in a taxable transaction.

LIMITATION ON CAPITAL LOSSES

An Investor who is an individual may deduct only $3,000 of net capital losses every year (that is, capital losses that exceed capital gains). Net capital losses in excess of $3,000 per year may generally be carried forward indefinitely. Such limitations may not be applicable based on investments in Opportunity Zones. Investors should consult their own advisors with respect to such matters.

LIMITATION ON INVESTMENT INTEREST

Interest that is characterized as "investment interest" generally may be deducted only against investment income. Investment interest would include, for example, interest paid by an Investor on a loan that was incurred to purchase LP Interest and interest paid by Mosaic OZF to finance investments, while investment income would include dividends and interest but would not generally include long term capital gain. Thus, it is possible that an Investor would not be entitled to deduct all of his, her, or its investment interest. Any investment interest that could not be deducted may generally be carried forward indefinitely.

Treatment of Liabilities

When Mosaic OZF borrows money or otherwise incurs indebtedness, the amount of the liability will be allocated among all of the Investors in the manner prescribed by the Regulations. In general (but not for purposes of the "at risk" rules) each Investor will be treated as having contributed cash to Mosaic OZF equal to his, her, or its allocable share of all such liabilities. Conversely, when an Investor's share of liabilities is decreased (for example, if Mosaic OZF repays loans or an Investor disposes of his, her, or its Interest) then the Investor will be treated as having received a distribution of cash equal to the amount of such decrease.

ALLOCATIONS OF PROFITS AND LOSSES

The profits and losses of Mosaic OZF will be allocated among all the owners of Mosaic OZF, including Investors, in the manner described in the LP Agreement. In general, it is intended that profits and losses will be allocated in a manner that corresponds with the distributions each Investor is entitled to receive; *i.e.*, so that tax allocations follow cash distributions. Such allocations will be respected by the IRS if they have "substantial economic effect" within the meaning of Code §704(b). If they do not, the IRS could re-allocate items of income and loss.

SALE OR EXCHANGE OF INVESTOR INTEREST

In general, the sale of Investor Interest by an Investor will be treated as a sale of a capital asset. The amount of gain from such a sale generally will be equal to the difference between the selling price and the Investor's basis. Such gain will generally be eligible for favorable long-term capital gain treatment if the Investor Interest have been held for at least 12 months. However, to the extent any of the sale proceeds are attributable to substantially appreciated inventory items or unrealized receivables, as defined in Code §751, the Investor will recognize ordinary income.

If, as a result of a sale of an Investor Interest, an Investor's share of liabilities is reduced, such Investor could recognize a tax liability greater than the amount of cash received in the sale.

Code §6050K requires any Investor who transfers Investor Interest at a time when Mosaic OZF has unrealized receivables or substantially appreciated inventory items to report such transfer to Mosaic OZF. For these purposes, "unrealized receivables" includes depreciation subject to "recapture" under Code §1245 or Code §1250. If so notified, Mosaic OZF must report the identity of the transferor and transferee to the IRS, together with other information described in the Regulations. Failure by an Investor to report a transfer covered by this provision may result in penalties.

A gift of Investor Interest will be taxable if the donor-Investor's share of liabilities is greater than his, her, or its adjusted basis in the gifted Investor Interest. The gift could also give rise to Federal gift tax liability. If the gift is made as a charitable contribution, the donor-Investor is likely to realize gain greater than would be realized with respect to a non-charitable gift, since in general the Investor will not be able to offset the entire amount of his, her, or its adjusted basis in the donated Investor Interest against the amount considered to be realized as a result of the gift (*i.e.*, Mosaic OZF's debt).

Transfer of Investor Interest by reason of death would not in general be a taxable event, although it is possible that the IRS would treat such a transfer as taxable where the deceased Investor's share of liabilities exceeds his or her pre-death basis in his or her Investor Interest. The deceased Investor's transferee will get a basis in the Investor Interest equal to their fair market value at death (or, in certain circumstances, on the date six (6) months after death), increased by the transferee's share of liabilities. For this purpose, the fair market value will not include the decedent's share of Mosaic OZF taxable income to the extent attributable to the pre-death portion of the taxable year.

Treatment of Distributions

Upon the receipt of any distribution or cash or other property, including a distribution in liquidation of Mosaic OZF, an Investor generally will recognize income only to the extent that the amount of cash and marketable securities he, she, or it receives exceeds his, her, or its basis in the Investor Interest. Any such gain generally will be considered as gain from the sale of the Investor Interest.

ALTERNATIVE MINIMUM TAX

The Code imposes an alternative minimum tax on individuals and corporations. Certain items of Mosaic OZF's income and loss may be required to be taken into account in determining the alternative minimum tax liability of Investors.

TAXABLE YEAR

Mosaic OZF will report its income and losses using the calendar year. In general, each Investor will report his, her, or its share of income and losses for the taxable year of such Investor that includes December 31st; *i.e.*, the calendar year for individuals and other Investors using the calendar year.

SECTION 754 ELECTION

Mosaic OZF may, but is not required to, make an election under Code §754 on the sale of Investor Interest or the death of an Investor. The result of such an election is to increase or decrease the tax basis of Mosaic OZF's assets for purposes of allocations made to the buyer or beneficiary that would, in turn, affect depreciation deductions and gain or loss on sale, among other items.

UNRELATED BUSINESS TAXABLE INCOME FOR TAX-EXEMPT INVESTORS

A church, charity, pension fund, or other entity that is otherwise exempt from Federal income tax must nevertheless pay tax on "unrelated business taxable income." In general, interest and gains from the sale of property (other than inventory) are not treated as unrelated business taxable income. However, interest and gains from property that was acquired in whole or in part with the proceeds of indebtedness may be treated as unrelated business taxable income. Because Mosaic OZF intends to borrow money to acquire the Project and may borrow additional funds in the future, some of the income of Mosaic OZF could be subject to tax in the hands of tax-exempt entities.

TAX RETURNS AND TAX INFORMATION; AUDITS; PENALTIES; INTEREST

Mosaic OZF will furnish each Investor with the information needed to be included in his, her, or its Federal income tax returns. Each Investor is personally responsible for preparing and filing all personal tax returns that may be required as a result of his, her, or its purchase (or ownership) of Investor Interest. Mosaic OZF's tax returns will be prepared by accountants selected by Mosaic OZF.

If Mosaic OZF's tax returns are audited, it is possible that substantial legal and accounting fees will have to be paid to substantiate Mosaic OZF's reporting position on its returns and such fees would reduce the cash otherwise distributable to Investors. Such an audit may also result in adjustments to Mosaic OZF's tax returns, which adjustments, in turn, would require an adjustment to each Investor's personal tax return. An audit of Mosaic OZF's tax returns may also result in an audit of non-Company items on each Investor's personal tax returns, which could result in adjustments to such items. Mosaic OZF is not obligated to contest adjustments proposed by the IRS.

Each Investor must either report Mosaic OZF items on his, her, or its tax return consistent with the treatment on Mosaic OZF's information return or file a statement with his, her, or its tax return identifying and explaining the inconsistency. Otherwise the IRS may treat such inconsistency as a computational error and re-compute and assess the tax without the usual procedural protections applicable to Federal income tax deficiency proceedings.

The General Partner will be treated as the "tax matters partner" of Mosaic OZF and will generally control all proceedings with the IRS.

The Code imposes interest and a variety of potential penalties on underpayments of tax.

OTHER TAX CONSEQUENCES

The foregoing discussion addresses only selected issues involving Federal income taxes, and does not address the impact of other taxes on an investment in Mosaic OZF, including Federal estate, gift, or generation-skipping taxes, or State and local income or inheritance taxes. Prospective Investors should consult their own tax advisors with respect to such matters.



EXHIBIT M: BAD ACTOR REPORTS

crowdcheck

badactorreport

1. Name of covered person: Mosaic 4537 Wayne Avenue GP, LLC
2. Date: August 15, 2018

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

3. **Summary:** Our investigation revealed that Mosaic 4537 Wayne Avenue GP, LLC is likely: **Not disqualified**	✓
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✓
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✓
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✓
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✓

Page 1 of 2

721 N Overlook Dr. Alexandria, VA 22305 | Phone: 703-548-7263 | Fax: 703-548-7263 | www.crowdcheck.com



SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

721 N Overlook Dr. Alexandria, VA 22305 | Phone: 703-548-7263 | Fax: 703-548-7263 | www.crowdcheck.com



badactor**report**

1. Name of covered person: Mosaic Opportunity Zone Fund, L.P.
2. Date: August 2, 2018

   This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

3. **Summary:** Our investigation revealed that Mosaic Opportunity Zone Fund, L.P. is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

721 N Overlook Dr. Alexandria, VA 22305 | Phone: 703-548-7263 | Fax: 703-548-7263 | www.crowdcheck.com



SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

721 N Overlook Dr. Alexandria, VA 22305 | Phone: 703-548-7263 | Fax: 703-548-7263 | www.crowdcheck.com



badactor**report**

1. Name of covered person: Mosaic Development Partners, LLC
2. Date: August 15, 2018

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

3. **Summary:** Our investigation revealed that Mosaic Development Partners, LLC is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

721 N Overlook Dr. Alexandria, VA 22305 | Phone: 703-548-7263 | Fax: 703-548-7263 | www.crowdcheck.com



SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

Page 2 of 2

721 N Overlook Dr. Alexandria, VA 22305 | Phone: 703-548-7263 | Fax: 703-548-7263 | www.crowdcheck.com



badactor**report**

1. Name of covered person: Gregory Reaves
2. Date: August 1, 2018

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

3. **Summary:** Our investigation revealed that Gregory Reaves is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

721 N Overlook Dr. Alexandria, VA 22305 | Phone: 703-548-7263 | Fax: 703-548-7263 | www.crowdcheck.com



SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

721 N Overlook Dr. Alexandria, VA 22305 | Phone: 703-548-7263 | Fax: 703-548-7263 | www.crowdcheck.com